    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 24, 1996

                                                     REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              THE SHAW GROUP INC.
             (Exact name of registrant as specified in its charter)

                  LOUISIANA                                       72-1106167
        (State or other jurisdiction                           (I.R.S. Employer
      of incorporation or organization)                       Identification No.)
        11100 MEAD ROAD, SECOND FLOOR                         J. M. BERNHARD, JR.
        BATON ROUGE, LOUISIANA 70816                          THE SHAW GROUP INC.
               (504) 296-1140                            11100 MEAD ROAD, SECOND FLOOR
 (Address, including zip code, and telephone             BATON ROUGE, LOUISIANA 70816
number, including area code, of registrant's                    (504) 296-1140
        principal executive offices)                (Name, address, including zip code, and
                                                    telephone number, including area code,
                                                             of agent for service)
                                          Copies to:
             ROBERT F. GRAY, JR.                               DEREK R. MCCLAIN
         FULBRIGHT & JAWORSKI L.L.P.                        VINSON & ELKINS L.L.P.
          1301 MCKINNEY, SUITE 5100                      2001 ROSS AVENUE, SUITE 3700
          HOUSTON, TEXAS 77010-3095                        DALLAS, TEXAS 75201-2916
               (713) 651-5151                                   (214) 220-7700

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

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--------------------------------------------------------------------------------------------------
                                                      PROPOSED        PROPOSED
                                                      MAXIMUM         MAXIMUM
                                       AMOUNT         OFFERING       AGGREGATE       AMOUNT OF
TITLE OF EACH CLASS OF                 TO BE         PRICE PER        OFFERING      REGISTRATION
SECURITIES TO BE REGISTERED        REGISTERED(1)      SHARE(2)        PRICE(2)          FEE
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Common Stock, no par value........    2,868,118       $27.3125     $78,335,472.88    $23,738.02
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(1) Includes 374,000 shares reserved for the over-allotment option granted to the Underwriters.

(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457 of the Securities Act.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"), ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
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***************************************************************************
*                                                                         *
*  Information contained herein is subject to completion or amendment. A  *
*  registration statement relating to these securities has been filed     *
*  with the Securities and Exchange Commission. These securities may not  *
*  be sold nor may offers to buy be accepted prior to the time the        *
*  registration statement becomes effective. This prospectus shall not    *
*  constitute an offer to sell or the solicitation of an offer to buy     *
*  nor shall there be any sale of these securities in any State in which  *
*  such offer, solicitation or sale would be unlawful prior to            *
*  registration or qualification under the securities laws of any such    *
*  State.                                                                 *
*                                                                         *
***************************************************************************


                 SUBJECT TO COMPLETION, DATED OCTOBER 23, 1996

PROSPECTUS

[LOGO]                          2,494,118 SHARES

                              THE SHAW GROUP INC.
                                  COMMON STOCK
                               ------------------
     Of the 2,494,118 shares of common stock (the "Common Stock") of The Shaw Group Inc. (the "Company" or "Shaw") offered hereby (the "Offering"), 2,000,000 are being sold by the Company and 494,118 are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders". The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders.

     On October 22, 1996, the last reported sale price of the Common Stock as reported on the New York Stock Exchange (the "NYSE") was $27.375 per share. The Company delisted the Common Stock from the Nasdaq National Market on October 17, 1996, and the Common Stock commenced trading on the NYSE under the symbol "SGR" on October 18, 1996. See "Price Range of Common Stock and Dividend Policy".
                               ------------------
     SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                               ------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
      ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------
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                                                    UNDERWRITING                    PROCEEDS TO
                                      PRICE TO     DISCOUNTS AND    PROCEEDS TO       SELLING
                                       PUBLIC      COMMISSIONS(1)    COMPANY(2)     SHAREHOLDERS
--------------------------------------------------------------------------------------------------
Per Share.........................        $              $               $               $
--------------------------------------------------------------------------------------------------
Total(3)..........................        $              $               $               $
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

(1) For information regarding indemnification of the Underwriters, see "Underwriting".

(2) Before deducting expenses estimated at $600,000, which are payable by the Company.

(3) The Company has granted the Underwriters a 30-day option to purchase up to an aggregate of 374,000 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting". If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and
    Proceeds to Company will be $        , $        and $        , respectively.
                               ------------------
     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about
            , 1996, at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.
                               ------------------
SMITH BARNEY INC.
                JEFFERIES & COMPANY, INC.
                                HOAK BREEDLOVE WESNESKI & CO.

            , 1996

    [PHOTOGRAPHS OF COMPANY'S FABRICATION FACILITIES AND BENDING EQUIPMENT]

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy and information statements and other information concerning the Company can also be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents are incorporated herein by reference:

     (a) The Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1995;

     (b) The Company's Quarterly Report on Form 10-Q for the quarter ended November 30, 1995;

     (c) The Company's Quarterly Report on Form 10-Q for the quarter ended February 29, 1996;

     (d) The Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 1996;

     (e) The Company's Current Report on Form 8-K dated January 30, 1996, as amended by Amendment No. 1 on Form 8-K/A-1 filed on March 29, 1996;

     (f) The Company's Current Report on Form 8-K dated April 17, 1996, as amended by Amendment No. 1 on Form 8-K/A-1 filed on June 19, 1996;

     (g) The Company's Proxy Statement dated December 29, 1995 in connection with the Company's Annual Meeting of Shareholders held on February 2, 1996; and

     (h) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A (including any amendments or reports filed for the purpose of updating such description).

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock pursuant hereto shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than the exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to the Company's executive offices at 11100 Mead Road, Second Floor, Baton Rouge, Louisiana 70816, Attention: Secretary (telephone number: (504) 296-1140).

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Consolidated Financial Statements appearing elsewhere in this Prospectus. Unless otherwise noted herein, (i) the information contained in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised, and (ii) all references in this Prospectus to "Shaw" or the "Company" include Shaw's subsidiaries, unless the context otherwise requires. See "Risk Factors" for a discussion of certain factors that should be considered in connection with an investment in the Common Stock offered hereby. References in this Prospectus to a specific fiscal year of the Company refer to the 12 months ending August 31 of the designated year.

                                  THE COMPANY

     Shaw is a leading supplier of industrial piping systems for new construction and retrofit projects throughout the world, primarily for the electric power, refining and chemical industries. Shaw is committed to being the "total piping resource" for its customers by offering comprehensive design and engineering services, piping system fabrication, manufacturing and sale of specialty pipe fittings and design and fabrication of pipe support systems.

     The Company was founded in 1987 by current management and subsequently purchased the assets of Benjamin F. Shaw Company, a century-old pipe fabricator. The Company has increased its revenues from $29.3 million in fiscal 1988 to $135.3 million in fiscal 1995, both increasing its domestic market share and developing its international business. Through internal expansion and a series of strategic acquisitions, the Company has increased its fabrication capacity, increased its bending capabilities and broadened its piping system products and services. These actions have provided the Company with the ability to achieve substantial economies of scale in purchasing, manufacturing and transporting fabricated products and the ability to provide customers with complete piping systems.

     The Company believes it has earned a reputation as an efficient, low-cost supplier of complex piping systems as a result of several competitive advantages. Specifically, the Company coordinates and integrates project engineering and fabrication processes in order to maximize overall efficiency in time, cost and performance. In addition, the Company's significant investment in state-of-the-art induction bending equipment provides it with time, labor and raw material savings as compared to traditional fabrication methods. Shaw also manufactures specialty pipe fittings, pipe hangers and other pipe products. This manufacturing capability has served to reduce the Company's supply costs and enhance its overall piping package. The Company utilizes its proprietary software technology to enhance the planning and scheduling efforts of its customers, helping to reduce total installed costs and project cycle times.

     As a result of its favorable cost structure, its extensive piping resources and its ability to handle complex piping systems, Shaw has increased substantially its market share in the worldwide pipe fabrication industry, competing effectively on large scale piping projects worldwide. Beginning in 1991, the Company expanded its presence in international markets in anticipation of the worldwide infrastructure build-up in the electric power, refining and chemical industries. International revenues have increased from $4.2 million in fiscal 1991 to $49.1 million in fiscal 1995. International projects represented 66% of the Company's backlog at August 31, 1996.

     The Company estimated its backlog at approximately $154.0 million at August 31, 1996 compared to approximately $101.0 million and $75.0 million at August 31, 1995 and 1994, respectively. The Company estimates that $141.8 million, or 92.1%, of its backlog at August 31, 1996 will be completed in fiscal 1997. The Company defines its backlog as a "working backlog", whereby only projects with a written commitment are included.

                               BUSINESS STRATEGY

     The Company is committed to strengthening its leadership position as a "total piping resource" for the electric power, refining and chemical industries worldwide by providing high-quality, competitively-priced piping systems within significantly reduced project delivery times. The key components of Shaw's business strategy include:

     - Providing a comprehensive range of products and services that enhances the Company's prefabricated piping systems, including initial design and engineering services, customer interactive software, induction pipe bending, manufactured pipe components and supports and final on-site erection and testing.

     - Pursuing strategic acquisitions that will complement and enhance Shaw's existing operations by allowing the Company to further broaden its piping products and services, selectively expand geographic manufacturing capabilities and maintain its technological leadership position.

     - Investing in new equipment, technology and information systems designed to increase the Company's manufacturing and fabrication capabilities and capacity and improve overall project efficiency.

     - Broadening its base of "alliance" customers through the negotiation of "Alliance Agreements" that allow the Company to expedite individual project contract negotiations. These Alliance Agreements are intended to reduce total installed costs and project cycle times of prefabricated piping systems for customers and enable the Company to forecast a larger portion of its future revenue stream.

     - Increasing the utilization of Shaw's unique design and engineering resources as the first step in providing an integrated "turnkey" piping systems approach.

The Company believes that by employing its business strategy it will be able to further capitalize on the worldwide infrastructure build-up in the electric power, refining and chemical industries and enhance its relationships with its existing and potential domestic customers as they expand and retrofit existing facilities. Shaw has facilities certified by the American Society of Mechanical Engineers (ASME) for nuclear power piping and registered by the International Organization of Standards (ISO 9001 and 9002), which registration is required to perform certain international work.

                              RECENT DEVELOPMENTS

     Shaw has entered into an agreement to acquire NAPTech, Inc., a fabricator of industrial piping systems and engineered piping modules located in Clearfield, Utah. In connection with the acquisition, the Company expects to issue up to an aggregate of 366,790 shares of Common Stock in exchange for NAPTech, Inc. and the 335,000 square foot facility that NAPTech, Inc. currently leases from a related entity (collectively, "NAPTech"). For the fiscal years ended March 29, 1996 and March 31, 1995, NAPTech, Inc. reported revenues of $24.9 million and $21.7 million, respectively, and net losses of $3.1 million and $224,000, respectively. The Company expects benefits from the acquisition of NAPTech to include, among other things, increased fabrication capacity and additional induction pipe bending capabilities. In addition, NAPTech estimates it had a backlog of approximately $39.0 million at August 31, 1996, which primarily consisted of a large mining industry project. The acquisition of NAPTech is subject to various conditions, including, without limitation, the approval of Shaw's Board of Directors and NAPTech's shareholders, as well as necessary regulatory approvals. If consummated, the acquisition of NAPTech will be accounted for as a pooling of interests and, accordingly, will result in a restatement of the Company's financial statements for the year ended August 31, 1994 and subsequent periods. See "Pro Forma Condensed Consolidated Financial Statements". Although there can be no assurance that the acquisition of NAPTech will be completed, the Company currently anticipates that the acquisition will be consummated on or before November 15, 1996.

                                  THE OFFERING

Common Stock being offered by:

  The Company.......................     2,000,000 shares

  The Selling Shareholders..........     494,118 shares

Common Stock to be outstanding after
  the Offering......................     11,524,552 shares(1)

Time-phased voting..................     Each holder of shares of Common Stock
                                         (including purchasers of shares offered
                                         hereby) will be entitled to one vote
                                         for each such share at all
                                         shareholders' meetings until such
                                         shares have been owned continuously for
                                         a period of four years, in which case
                                         the holder will be entitled to five
                                         votes for each such share on all
                                         matters submitted to shareholders. Each
                                         change in beneficial ownership with
                                         respect to a particular share will
                                         begin a new "one vote period" for such
                                         share. See "Description of Capital
                                         Stock -- Common Stock".

New York Stock Exchange Symbol......     SGR

Use of Proceeds.....................     To repay a portion of the Company's
                                         indebtedness and for general corporate
                                         purposes, including acquisitions,
                                         equipment purchases and working
                                         capital. See "Use of Proceeds".
---------------

(1) Does not include (i) 552,125 shares subject to options that have been granted pursuant to the Company's 1993 Employee Stock Option Plan and 1996 Non-Employee Director Stock Option Plan or (ii) 366,790 shares (subject to adjustment) issuable upon consummation of the proposed acquisition of NAPTech. See "Description of Capital Stock" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Acquisitions".

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISK

     This Prospectus, including the information incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding, among other items, (i) the Company's growth strategies, including its intention to make acquisitions; (ii) anticipated trends in the Company's business; and (iii) the Company's intention to enter into satisfactory contracts with its customers, including Alliance Agreements. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of the factors described in this Prospectus including, but not limited to, (i) adverse economic conditions; (ii) the impact of competitive products and pricing; (iii) product demand and acceptance risks;
(iv) the presence of competitors with greater financial resources; (v) costs and financing difficulties; and (vi) delays or difficulties in the production, delivery or installation of products, including a lengthy strike or other work stoppage by the Company's union employees at any of the Company's facilities. See "Risk Factors". In light of these risks and uncertainties, there can be no assurance that actual results will be as projected in the forward-looking statements.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth certain summary historical and pro forma condensed consolidated financial data of the Company. The pro forma statement of income data give effect to this Offering, the acquisitions of Word Industries Pipe Fabricating, Inc. ("Word") and Alloy Piping Products, Inc. ("APP"), which were consummated during fiscal 1996, and the proposed acquisition of NAPTech. If completed, the acquisition of NAPTech would be accounted for as a pooling of interests. The pro forma balance sheet data give effect to this Offering and the proposed acquisition of NAPTech. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Selected Consolidated Financial Data", "Pro Forma Condensed Consolidated Financial Statements" and the Company's Consolidated Financial Statements and the related notes thereto included elsewhere herein.

                                                        YEAR ENDED AUGUST 31,                   NINE MONTHS ENDED MAY 31,
                                            ---------------------------------------------    -------------------------------
                                              1993        1994               1995             1995             1996
                                            --------    --------     --------------------   -------     --------------------
                                                                                   PRO                                PRO
                                                                                  FORMA,                             FORMA,
                                                                                    AS                                 AS
                                                                      ACTUAL     ADJUSTED                ACTUAL     ADJUSTED
                                                                     --------    --------               --------    --------
STATEMENT OF INCOME DATA:
  Sales...................................  $120,665    $113,177     $135,265    $235,461    $90,096    $152,156    $216,466
  Cost of sales...........................    98,978      96,523      110,578     192,338     74,119     123,412     180,723
                                            --------    --------     --------    --------    -------    --------    --------
  Gross profit............................    21,687      16,654       24,687      43,123     15,977      28,744      35,743
  General and administrative expenses.....    13,187      11,631       15,023      26,600     10,454      17,614      24,907
                                            --------    --------     --------    --------    -------    --------    --------
  Operating income........................     8,500       5,023        9,664      16,523      5,523      11,130      10,836
  Interest expense........................    (2,234)     (1,731)      (2,829)       (436)    (2,271)     (2,404)     (1,230)
  Other income, net.......................        91         293          236         786         --          --         602
                                            --------    --------     --------    --------    -------    --------    --------
  Income before income taxes..............     6,357       3,585        7,071      16,873      3,252       8,726      10,208
  Provision for income taxes..............     2,445       1,368        2,217       5,641        975       3,059       3,669
                                            --------    --------     --------    --------    -------    --------    --------
  Income before earnings (losses) from
    unconsolidated entities...............     3,912       2,217        4,854      11,232      2,277       5,667       6,539
  Earnings (losses) from unconsolidated
    entities..............................       301         792         (588)       (588)        (4)        286         286
                                            --------    --------     --------    --------    -------    --------    --------
  Income before extraordinary item........  $  4,213    $  3,009     $  4,266    $ 10,644    $ 2,273    $  5,953    $  6,825
                                            ========    ========     ========    ========    =======    ========    ========
  Income per common share before
    extraordinary item(1).................  $   0.63    $   0.39(2)  $   0.50    $   0.90    $  0.27    $   0.67    $   0.56
                                            ========    ========     ========    ========    =======    ========    ========
  Weighted average number of common shares
    outstanding...........................     6,697       7,744        8,552      11,845      8,552       8,921      12,214
                                            ========    ========     ========    ========    =======    ========    ========

                                                                                                 AT MAY 31, 1996
                                                                                             ------------------------
                                                                                                          PRO FORMA,
                                                                                              ACTUAL      AS ADJUSTED
                                                                                             --------     -----------
BALANCE SHEET DATA:
  Working capital..........................................................................  $ 44,898      $  90,098
  Total assets.............................................................................   198,665        219,973
  Long-term debt and capital lease obligations, net of current maturities..................    28,135         28,135
  Shareholders' equity.....................................................................    70,285        124,351

---------------

(1) If the acquisition of NAPTech is consummated as discussed above, the historical financial statements of the Company would be restated, with the effect that income per common share before extraordinary item would be $0.49, $0.40 and $0.44 for the years ended August 31, 1993, 1994 and 1995, respectively, and $0.50 for the nine months ended May 31, 1996. See "Pro Forma Condensed Consolidated Financial Statements".

(2) Excludes $0.05 per share ($370,455) attributable to a gain on the early retirement of certain debt instruments (after income tax).

                                  RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should carefully consider the following risk factors, together with the information provided elsewhere in this Prospectus (or incorporated herein by reference), in evaluating an investment in the Common Stock.

CYCLICALITY OF CUSTOMER PROJECTS

     The demand for the Company's products and services depends primarily on the existence of construction and retrofit projects, particularly in the electric power, refining and chemical industries. These industries historically have been, and will likely continue to be, cyclical in nature and vulnerable to general downturns in the economy. The Company's results of operations may vary depending on the availability of future projects from such industries.

DEPENDENCE ON MAJOR CUSTOMERS

     Projects in the electric power, refining and chemical industries frequently involve a lengthy and complex bidding and selection process, and the ability of the Company to obtain future contracts is difficult to predict. Because a significant portion of the Company's sales is generated from large projects, its results of operations can fluctuate from quarter to quarter. For fiscal 1995, ABB Asea Brown Boveri Ltd. affiliates accounted for 14.1%, of the Company's sales. While a concentration of customers has been historically prevalent, because of the nature of the Company's business, the significant customers vary between years. See "Business -- Customers and Marketing".

POTENTIAL FOR PRODUCT LIABILITY AND WARRANTY CLAIMS

     Certain of the Company's products are used in potentially hazardous environments, including without limitation, nuclear facilities. Although the Company has not been required to pay any significant product liability claims to date, any catastrophic occurrences in excess of insurance limits at locations where the Company's products are used could in the future result in significant product liability claims against the Company.

     In addition, the Company under certain contracts must use new metals or processes for producing or fabricating pipe for its customers, and the failure of any such metals or processes could result in significant replacement or reworking costs on a project. In the fourth quarter of fiscal 1994 and the first quarter of fiscal 1995, the Company, at a customer's request, engaged in the significant reworking of a project. Although the Company has not engaged in any other significant reworking of a project to date, warranty claims against the Company could in the future result in significant reworkings.

COMPETITION

     The Company's competition in the supply and fabrication of piping systems generally consists of a number of pipe fabricators domestically and divisions of large industrial firms in the international sector. Some of the competitors, especially in the international sector, have greater financial and other resources than the Company. See "Business -- Competition".

ABILITY TO MAINTAIN GROWTH IN CORE BUSINESS AND INTEGRATE ACQUIRED BUSINESSES

     In the past few years, the Company has experienced substantial growth through internal expansion and acquisitions, and the Company plans to continue to grow in this manner. This growth, and the resulting need to integrate acquired companies into the Company's operations economically and efficiently, has required, and will continue to require, significant management, production, technical, financial and other resources. Due to a substantial increase in sales, the Company has experienced, and is continuing to experience, billing delays. There can be no assurance that the Company will be able to manage this growth effectively or to integrate fully the operations of any acquired company into the Company, and any failure to do so could have a material adverse effect on the Company's results of operations or financial condition, or both. See "Management's

Discussion and Analysis of Financial Condition and Results of
Operations -- Results of Operations -- Fiscal 1995 Compared to Fiscal 1994" and "-- Liquidity and Capital Resources".

INTERNATIONAL CONTRACTS, OPERATIONS AND EXPANSION; FOREIGN EXCHANGE RISK

     To date, a substantial portion of the Company's sales and earnings have been attributable to its sales to and operations in international markets, and the Company expects international sales and operations to increase and substantially contribute to the Company's growth and earnings for the foreseeable future. The success of the Company's sales to, operations in and expansion into international markets depends on numerous factors, many of which are beyond its control. Such factors include, but are not limited to, economic conditions in the foreign countries in which the Company operates and to which it sells its products and services and the lack of well-developed legal systems in certain of such countries. In addition, international contracts, operations and expansion may increase the Company's exposure to certain risks inherent in doing business outside the United States, including currency fluctuations, restrictions on the repatriation of profits and assets, compliance with foreign laws and standards and political risks. The Company attempts to minimize its foreign exchange risks, primarily through denominating contracts in United States dollars or the inclusion of escalation provisions in contracts, or both. Although the majority of the Company's contracts with respect to international sales to date have been denominated in United States dollars, the Company from time to time enters into contracts denominated in a foreign currency without escalation provisions, thereby subjecting itself to foreign exchange risks. Although insurance and hedging against some of these risks may be available, the Company generally does not obtain such insurance or hedge such risks. In addition, the Company's ability to obtain international contracts is impacted by the relative strength or weakness of the United States dollar relative to foreign currencies.

     During the last several years, Venezuela has been experiencing a monetary and economic crisis. In response, the Venezuelan government imposed, among other things, foreign exchange controls that affected the Company's ability to repatriate profits from the joint venture or otherwise convert local currency into United States dollars. Although the foreign exchange controls were recently lifted, given Venezuela's lack of economic stability, the Company believes that its investment in Venezuela may be at risk from future foreign exchange and repatriation restrictions. Although the Company is encouraged by the recent elimination of foreign exchange and repatriation restrictions and improvements in economic conditions in Venezuela, there can be no assurance that the Venezuelan operations will be profitable. See "Business -- Markets".

FIXED PRICE CONTRACT EXPOSURE

     Substantially all of the Company's international projects are quoted on a "fixed" or "lump-sum" price basis. Although the Company attempts to secure fixed pricing commitments from its suppliers at the time such a contract is entered into, to the extent that the Company is unable to do so and experiences cost increases for materials or labor during the performance of such a contract, the Company's profit for such project could decrease, or the Company could experience a loss with respect to such contract that could have a material adverse effect on the Company's results of operations or financial condition, or both.

CONTROL BY MANAGEMENT

     At September 30, 1996, the officers and directors of the Company and its subsidiaries beneficially owned approximately 42% of the outstanding Common Stock but controlled approximately 73% of the voting power. Immediately after this Offering, the officers and directors of the Company beneficially will own approximately 30% of the outstanding Common Stock and will control approximately 63% of the voting power. Consequently, these persons will be able to exercise effective control over corporate actions and the outcomes of matters requiring a shareholder vote, including the election of directors. See "Principal and Selling Shareholders" and "Description of Capital Stock".

VOTING RIGHTS TIED TO DURATION OF STOCK OWNERSHIP; ANTI-TAKEOVER EFFECTS

     The Company's Restated Articles of Incorporation provide that each share of Common Stock that has been held by the same person for at least four consecutive years is entitled to five votes on each matter to be voted upon at shareholders' meetings, and all shares held for less than four years are entitled to one vote per share for each such matter. This charter provision could concentrate control in existing shareholders of the Company, increase the difficulty of removing the incumbent Board of Directors or management, diminish the likelihood that a potential buyer would make an offer for the Common Stock, and impede a transaction favorable to the interests of certain shareholders. Each purchaser of shares of Common Stock offered hereby will be entitled to one vote for each such share at all shareholders' meetings until such shares have been, in accordance with the Company's Restated Articles of Incorporation, continuously owned for a period of four years, in which case the holder will be entitled to five votes for each share on all matters submitted to shareholders. See "Description of Capital Stock -- Common Stock".

DEPENDENCE ON KEY MANAGEMENT

     The success of the Company's business will be materially dependent upon the continued services of its founder, Chairman, President and Chief Executive Officer, J.M. Bernhard, Jr., and other key officers and employees. The loss of Mr. Bernhard or such other key personnel due to death, disability or termination of employment could have a material adverse effect on the Company's results of operations or financial condition, or both.

POSSIBLE WORK STOPPAGE

     Certain of the Company's employees in the United States are represented by the United Association of Journeymen and Apprentices of the Plumbing and Pipefitting Industry of the United States and Canada, AFL-CIO (the "Union"). While the Company believes that its current relationship with its employees and the Union is generally good, the collective bargaining agreement between the Company and the Union regarding one of the Company's facilities is due to expire on November 30, 1996, and the collective bargaining agreements covering two of the Company's other facilities are due to expire on December 31, 1996. See "Business -- Employees". A lengthy strike or other work stoppage at any of the Company's facilities could have a material adverse effect on the Company's results of operations or financial condition, or both.

VOLATILITY OF STOCK PRICE

     In the past, the Company has experienced significant fluctuations in the market price of its Common Stock, and, in the future, the market price of the Common Stock may experience fluctuations that are unrelated to the operating performance of the Company, such as market conditions generally and developments specifically related to the industrial piping industry. Additionally, the volume of daily trading in the Common Stock to date has been limited, and, as a result, the sale of a significant number of shares of Common Stock by one or more shareholders within a relatively short time period could adversely affect the market price for the Common Stock. See "Price Range of Common Stock and Dividend Policy".

DIVIDEND POLICY

     The Company has not paid any dividends on the Common Stock and currently anticipates that, for the foreseeable future, any earnings will be retained for the development of the Company's business. In addition, the Company is subject to certain prohibitions on the payment of dividends under the terms of existing credit facilities. See "Price Range of Common Stock and Dividend Policy".

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is traded on the NYSE under the symbol "SGR". The Company delisted the Common Stock from the Nasdaq National Market on October 17, 1996, and the Common Stock commenced trading on the NYSE on October 18, 1996. The following table sets forth, for the quarterly periods indicated, the high and low sale prices per share for the Common Stock as reported on the Nasdaq National Market through October 17, 1996, and thereafter as reported by the NYSE, for the Company's two most recent fiscal years and for the current fiscal year to date.

                                                                        HIGH        LOW
                                                                        -----       ----
    Fiscal year ended August 31, 1995
      First quarter...................................................  $12 3/4     $  3/4
      Second quarter..................................................   6 1/4        3 7/8
      Third quarter...................................................    8 11/32     5 5/8
      Fourth quarter..................................................   10 1/4       7 1/2
    Fiscal year ended August 31, 1996
      First quarter...................................................  $10 3/32    $  1/4
      Second quarter..................................................   16 3/8       8 3/4
      Third quarter...................................................   20 5/8      14 1/4
      Fourth quarter..................................................   33 1/2      15 3/8
    Fiscal year ending August 31, 1997
      First quarter (through October 22, 1996)........................  $37         $26 5/8

     The closing sale price of the Common Stock on October 22, 1996, as reported on the NYSE, was $27.375 per share. As of September 25, 1996, the Company had approximately 2,942 shareholders of record.

     The Company has not paid any dividends on the Common Stock and currently anticipates that, for the foreseeable future, any earnings will be retained for the development of the Company's business. Accordingly, no dividends are expected to be declared or paid on the Common Stock for the foreseeable future. The declaration of dividends is at the discretion of the Company's Board of Directors. The Company's dividend policy will be reviewed by the Board of Directors at such future time as may be appropriate in light of relevant factors at the time; however, the Company is subject to certain prohibitions on the payment of dividends under the terms of existing credit facilities.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 2,000,000 shares of Common Stock offered by the Company hereby are estimated to be $51.4 million ($61.1 million if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and other expenses payable by the Company. All of such proceeds will be used to repay outstanding amounts on the Company's line of credit, which is generally used by the Company for working capital purposes. Approximately $12.0 million of the Company's line of credit was used to fund a portion of the acquisition costs of Word and APP.

     Pending the use of the net proceeds of this Offering, such funds will be invested in short-term, interest-bearing, investment-grade securities. As of October 16, 1996, the Company had outstanding $53.6 million under its outstanding line of credit, which bears interest at 7.0% and which expires on March 31, 1999.

                                 CAPITALIZATION
                       (IN THOUSANDS, EXCEPT SHARE DATA)

     The following table sets forth the consolidated capitalization of the Company at May 31, 1996 (i) on an actual historical basis, (ii) as adjusted to reflect the issuance of the Common Stock offered by the Company hereby and the application of the net proceeds therefrom and (iii) pro forma, as adjusted, to reflect the issuance of the Common Stock offered by the Company hereby and the proposed acquisition of NAPTech. This table should be read in conjunction with the Company's Consolidated Financial Statements and "Pro Forma Condensed Consolidated Financial Statements", including the notes thereto, contained elsewhere in this Prospectus.

                                                                    AT MAY 31, 1996
                                                      -------------------------------------------
                                                                                      PRO FORMA,
                                                        ACTUAL        AS ADJUSTED     AS ADJUSTED
                                                      -----------     -----------     -----------
Short-term borrowings and current portion of
  long-term debt(1)................................   $    43,556     $     5,968     $     5,968
                                                          =======         =======         =======
Long-term debt, excluding current portion(1).......        28,135          28,135          28,135
                                                          -------         -------         -------
Shareholders' equity:
  Preferred Stock, no par value, 5,000,000 shares
     authorized; no shares issued and
     outstanding...................................            --              --              --
  Common Stock, no par value, 50,000,000 shares
     authorized; 16,152,468 shares issued
     (18,152,468 shares as adjusted and 18,519,258
     shares pro forma, as adjusted); 9,489,552
     shares outstanding (11,489,552 shares as
     adjusted and 11,856,342 shares pro forma, as
     adjusted)(2)..................................        49,905         101,318         106,783
  Retained earnings................................        27,208          27,208          24,396
  Less: 6,662,916 shares held in treasury, at
     cost..........................................        (6,828)         (6,828)         (6,828)
                                                          -------         -------         -------
          Total shareholders' equity...............        70,285         121,698         124,351
                                                          -------         -------         -------
Total capitalization...............................   $    98,420     $   149,833     $   152,486
                                                          =======         =======         =======

---------------

(1) Includes obligations under capital leases.

(2) Does not include 552,125 shares subject to options that have been granted pursuant to the Company's 1993 Employee Stock Option Plan and 1996 Non-Employee Director Stock Option Plan. See "Description of Capital Stock".

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     Set forth on the following pages are the unaudited pro forma condensed consolidated statements of income of the Company for the year ended August 31, 1995 and the nine months ended May 31, 1996, and the unaudited pro forma condensed consolidated balance sheet of the Company at May 31, 1996. The unaudited pro forma condensed consolidated statements of income for the year ended August 31, 1995 and for the nine months ended May 31, 1996 are presented
(i) giving effect to the acquisition of Word and the acquisition of APP (together, the "1996 Acquisitions") and this Offering and (ii) giving effect to the 1996 Acquisitions, the proposed acquisition of NAPTech and this Offering. The unaudited pro forma condensed consolidated balance sheet gives effect to this Offering and the proposed acquisition of NAPTech. The unaudited pro forma condensed consolidated statements of income assume that the 1996 Acquisitions, the proposed acquisition of NAPTech and this Offering occurred at September 1, 1994, and the unaudited pro forma condensed consolidated balance sheet assumes that the proposed acquisition of NAPTech and this Offering occurred at May 31, 1996. The pro forma financial information assumes that the proposed acquisition of NAPTech will be accounted for using the pooling-of-interests method of accounting, while the 1996 Acquisitions were accounted for using the purchase method of accounting.

     The following pages set forth (i) historical condensed consolidated statements of income of the Company for the years ended August 31, 1993, 1994, and 1995; (ii) condensed consolidated statements of income of the Company for the years ended August 31, 1993, 1994, and 1995 restated to reflect the proposed acquisition of NAPTech as a pooling of interests which include NAPTech's results of operations for the years ended April 2, 1993, April 1, 1994, and March 31, 1995, respectively; (iii) condensed consolidated statements of income of the Company for the nine months ended May 31, 1996; and (iv) condensed consolidated statements of income for the nine months ended May 31, 1996 restated to reflect the proposed acquisition of NAPTech as a pooling of interests which include NAPTech's results of operations for the nine months ended March 29, 1996. Assuming the proposed acquisition of NAPTech is consummated, these pro forma condensed consolidated statements of income will become the restated historical statements of income of the Company upon the publication of combined financial results of the Company and NAPTech covering a period subsequent to the consummation of the acquisition of NAPTech.

     The unaudited pro forma condensed consolidated statements of income for the fiscal year ended August 31, 1995, for both the historical and restated presentations, combine the historical condensed consolidated statements of income for the Company, APP and Word, each for the fiscal year ended August 31, 1995. The unaudited pro forma condensed consolidated statements of income for the nine months ended May 31, 1996 combines the historical condensed consolidated statements of income of (i) the Company for the nine months ended May 31, 1996, (ii) APP for the six months ended February 29, 1996 (the period prior to the date of acquisition by the Company) and (iii) Word for the five months ended January 30, 1996 (the period prior to the date of the acquisition by the Company).

     The following unaudited pro forma condensed consolidated financial statements should be read in conjunction with (i) the Consolidated Financial Statements of the Company and the related notes thereto included elsewhere herein, (ii) the historical financial statements of NAPTech for the two years ended March 29, 1996, and the quarter ended June 30, 1996, and the related notes thereto, included elsewhere herein, (iii) the audited historical consolidated financial statements of Word for the year ended December 31, 1994, and related notes, and the unaudited historical consolidated financial statements of Word for the year ended December 31, 1995, filed with the Company's Current Report on Form 8-K/A-1 filed on March 29, 1996, and incorporated by reference herein, and
(iv) the historical combined financial statements of APP for the year ended July 31, 1995, and the six months ended January 31, 1996, and related notes filed with the Company's Current Report on Form 8-K/A-1 filed on June 19, 1996 and incorporated by reference herein.

     The following pro forma information is not necessarily indicative of the results that might have occurred had the transactions taken place at the beginning of any of the periods specified and is not intended to be a projection of future results.

                              THE SHAW GROUP INC.

             PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Set forth below are (i) the historical condensed consolidated statements of income of the Company for the years ended August 31, 1993, 1994 and 1995 and
(ii) a pro forma condensed consolidated statement of income for the year ended August 31, 1995 giving effect to the 1996 Acquisitions and this Offering.

                                                                                                          PRO FORMA
                                                               HISTORICAL                         --------------------------
                                          ----------------------------------------------------       1996
                                                                                                  ACQUISITIONS   YEAR ENDED
                                                 YEAR ENDED AUGUST 31,                                AND        AUGUST 31,
                                          ------------------------------------       1996          OFFERING         1995
                                            1993          1994          1995     ACQUISITIONS     ADJUSTMENTS    AS ADJUSTED
                                          --------      --------      --------   -------------    -----------    -----------
Sales...................................  $120,665      $113,177      $135,265      $78,539                       $ 213,804
Cost of sales...........................    98,978        96,523       110,578       61,909         $  (286)(a)     172,201
                                          --------      --------      --------      -------        --------        --------
        Gross profit....................    21,687        16,654        24,687       16,630             286          41,603
General and administrative expenses.....    13,187        11,631        15,023       11,418              17 (b)      25,163
                                                                                                       (155)(c)
                                                                                                        (15)(a)
                                                                                                     (1,125)(d)
                                          --------      --------      --------      -------        --------        --------
        Operating income................     8,500         5,023         9,664        5,212           1,564          16,440
Interest expense........................    (2,234)       (1,731)       (2,829)      (1,330)          3,723(e)         (436)
Other income, net.......................        91           293           236          541                             777
                                          --------      --------      --------      -------        --------        --------
Income before income taxes..............     6,357         3,585         7,071        4,423           5,287          16,781
Provision for income taxes..............     2,445         1,368         2,217        1,673           1,718(f)        5,608
                                          --------      --------      --------      -------        --------        --------
Income before earnings from
  unconsolidated entities...............     3,912         2,217         4,854        2,750           3,569          11,173
Earnings from unconsolidated entities...       301           792          (588)          --                            (588)
                                          --------      --------      --------      -------        --------        --------
Income before extraordinary item........  $  4,213      $  3,009      $  4,266      $ 2,750         $ 3,569       $  10,585
                                          ========      ========      ========      =======        ========        ========
Income per common share before
  extraordinary item....................  $   0.63      $   0.39(g)   $   0.50                                    $    0.92
                                          ========      ========      ========                                     ========
Weighted average number of common shares
  outstanding...........................     6,697         7,744         8,552                                       11,478(h)
                                          ========      ========      ========                                     ========

     Set forth below are (i) the condensed consolidated statements of income of the Company for the years ended August 31, 1993, 1994 and 1995, as such statements would be required to be restated (in connection with pooling-of-interests method of accounting) if the proposed acquisition of NAPTech is consummated and (ii) a pro forma condensed consolidated statement of income for the year ended August 31, 1995 giving effect to such restatement and to the 1996 Acquisitions and this Offering.

                                                                                                          PRO FORMA
                                                               HISTORICAL                         --------------------------
                                          ----------------------------------------------------       1996
                                                                                                  ACQUISITIONS   YEAR ENDED
                                                 YEAR ENDED AUGUST 31,                                AND        AUGUST 31,
                                          ------------------------------------       1996          OFFERING         1995
                                            1993          1994          1995     ACQUISITIONS     ADJUSTMENTS    AS ADJUSTED
                                          --------      --------      --------   -------------    -----------    -----------
Sales...................................  $130,210      $130,663      $156,922      $78,539                       $ 235,461
Cost of sales...........................   107,932       112,005       130,715       61,909         $  (286)(a)     192,338
                                          --------      --------      --------      -------         -------        --------
        Gross profit....................    22,278        18,658        26,207       16,630             286          43,123
General and administrative expenses.....    14,447        12,617        16,460       11,418              17 (b)      26,600
                                                                                                       (155)(c)
                                                                                                        (15)(a)
                                                                                                     (1,125)(d)
                                          --------      --------      --------      -------         -------        --------
        Operating income................     7,831         6,041         9,747        5,212           1,564          16,523
Interest expense........................    (2,722)       (2,365)       (3,465)      (1,330)          4,359(e)         (436)
Other income, net.......................       101           304           245          541                             786
                                          --------      --------      --------      -------         -------        --------
Income before income taxes..............     5,210         3,980         6,527        4,423           5,923          16,873
Provision for income taxes..............     2,043         1,508         2,027        1,673           1,941(f)        5,641
                                          --------      --------      --------      -------         -------        --------
Income before earnings from
  unconsolidated entities...............     3,167         2,472         4,500        2,750           3,982          11,232
Earnings from unconsolidated entities...       301           751          (588)          --                            (588)
                                          --------      --------      --------      -------         -------        --------
Income before extraordinary item........  $  3,468      $  3,223      $  3,912      $ 2,750         $ 3,982       $  10,644
                                          ========      ========      ========      =======         =======        ========
Income per common share before
  extraordinary item....................  $   0.49      $   0.40(g)   $   0.44                                    $    0.90
                                          ========      ========      ========                                     ========
Weighted average number of common shares
  outstanding...........................     7,064         8,111         8,919                                       11,845(h)
                                          ========      ========      ========                                     ========

                              THE SHAW GROUP INC.

             PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Set forth below are (i) the unaudited historical condensed consolidated statement of income of the Company for the nine months ended May 31, 1996 and
(ii) a pro forma condensed consolidated statement of income for such period giving effect to the 1996 Acquisitions and this Offering.

                                                                                                        PRO FORMA
                                                                                               ---------------------------
                                                                        HISTORICAL                 1996
                                                               ----------------------------    ACQUISITIONS
                                                               NINE MONTHS                         AND
                                                                  ENDED           1996           OFFERING
                                                               MAY 31, 1996   ACQUISITIONS     ADJUSTMENTS     AS ADJUSTED
                                                               ------------   -------------    ------------    -----------
Sales........................................................    $152,156        $43,268                        $ 195,424
Cost of sales................................................     123,412         36,119          $ (163)(a)      159,368
                                                                 --------        -------          ------         --------
        Gross profit.........................................      28,744          7,149             163           36,056
General and administrative expenses..........................      17,614          6,080               9 (b)       23,866
                                                                                                     (78)(c)
                                                                                                      (9)(a)
                                                                                                     250(d)
                                                                 --------        -------          ------         --------
        Operating income.....................................      11,130          1,069              (9)          12,190
Interest expense.............................................      (2,404)          (715)          2,009(e)        (1,110)
Other income, net............................................          --            559                              559
                                                                 --------        -------          ------         --------
Income before income taxes...................................       8,726            913           2,000           11,639
Provision for income taxes...................................       3,059            659             410(f)         4,128
                                                                 --------        -------          ------         --------
Income before earnings from unconsolidated entities..........       5,667            254           1,590            7,511
Earnings from unconsolidated entities........................         286             --                              286
                                                                 --------        -------          ------         --------
        Net income...........................................    $  5,953        $   254          $1,590        $   7,797
                                                                 ========        =======          ======         ========
Net income per common share..................................    $   0.67                                       $    0.66
                                                                 ========                                        ========
Weighted average number of common shares outstanding.........       8,921                                          11,847(h)
                                                                 ========                                        ========

     Set forth below are (i) the unaudited historical condensed consolidated statement of income of the Company for the nine months ended May 31, 1996, as such statements would be required to be restated (in connection with pooling-of-interests method of accounting) if the proposed acquisition of NAPTech is consummated and (ii) a pro forma condensed consolidated statement of income for the nine months ended May 31, 1996 giving effect to such restatement and to the 1996 Acquisitions and this Offering.

                                                                                                       PRO FORMA
                                                                                               --------------------------
                                                                        HISTORICAL                1996
                                                               ----------------------------    ACQUISITIONS
                                                               NINE MONTHS                         AND
                                                                  ENDED           1996          OFFERING
                                                               MAY 31, 1996   ACQUISITIONS     ADJUSTMENTS    AS ADJUSTED
                                                               ------------   -------------    -----------    -----------
Sales........................................................    $173,198        $43,268                       $ 216,466
Cost of sales................................................     144,767         36,119         $  (163)(a)     180,723
                                                                 --------        -------        --------        --------
        Gross profit.........................................      28,431          7,149             163          35,743
General and administrative expenses..........................      18,655          6,080               9 (b)      24,907
                                                                                                     (78)(c)
                                                                                                      (9)(a)
                                                                                                     250(d)
                                                                 --------        -------        --------        --------
        Operating income.....................................       9,776          1,069              (9)         10,836
Interest expense.............................................      (3,062)          (715)          2,547(e)       (1,230)
Other income, net............................................          43            559                             602
                                                                 --------        -------        --------        --------
Income before income taxes...................................       6,757            913           2,538          10,208
Provision for income taxes...................................       2,370            659             640(f)        3,669
                                                                 --------        -------        --------        --------
Income before earnings from unconsolidated entities..........       4,387            254           1,898           6,539
Earnings from unconsolidated entities........................         286             --                             286
                                                                 --------        -------        --------        --------
        Net income...........................................    $  4,673        $   254         $ 1,898       $   6,825
                                                                 ========        =======        ========        ========
Net income per common share..................................    $   0.50                                      $    0.56
                                                                 ========                                       ========
Weighted average number of common shares outstanding.........       9,288                                         12,214(h)
                                                                 ========                                       ========

                              THE SHAW GROUP INC.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                AT MAY 31, 1996
                                 (IN THOUSANDS)

                                     ASSETS

                                                                                                              PRO FORMA
                                                                                                    -----------------------------
                                                                                                      NAPTECH
                                                                                                        AND
                                     HISTORICAL       OFFERING                         HISTORICAL    OFFERING
                                        SHAW         ADJUSTMENTS      AS ADJUSTED      NAPTECH      ADJUSTMENTS       AS ADJUSTED
                                     ----------      -----------      -----------      -------      -----------       -----------
Current assets:
  Cash..........................      $  3,341        $  13,826(i)     $  17,167       $   40         $(8,432)(k)      $   8,775
  Accounts receivable...........        75,805                            75,805        3,849                             79,654
  Receivables from
    unconsolidated entities.....         1,896                             1,896           --                              1,896
  Inventories...................        58,512                            58,512        2,568                             61,080
  Prepaid expenses..............         1,985                             1,985           --                              1,985
  Other.........................           857                               857          143                              1,000
                                      --------          -------         --------       -------        -------           --------
        Total current assets....       142,396           13,826          156,222        6,600          (8,432)           154,390
Investment in unconsolidated
  entities......................         2,200                             2,200            0                              2,200
Property and equipment..........        55,268                            55,268        9,410                             64,678
Less: Accumulated depreciation
  (including amortization of
  assets acquired under capital
  leases).......................        (8,587)                           (8,587)      (2,803 )                          (11,390)
                                      --------          -------         --------       -------        -------           --------
                                        46,681                            46,681        6,607                             53,288
Other assets, net...............         7,388                             7,388           71           2,636(j)          10,095
                                      --------          -------         --------       -------        -------           --------
Total assets....................      $198,665        $  13,826        $ 212,491       $13,278        $(5,796)         $ 219,973
                                      ========          =======         ========       =======        =======           ========

                                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Outstanding checks............      $  3,782                         $   3,782       $   --                          $   3,782
  Accounts payable..............        30,502                            30,502        3,988                             34,490
  Accrued liabilities...........         6,678                             6,678          393                              7,071
  Current maturities of
    long-term debt..............         5,583                             5,583          291         $  (291)(i)          5,583
  Revolving line of credit......        37,587        $ (37,587)(k)           --        3,400          (3,400)(k)             --
  Current obligations under
    capital leases..............           385                               385           --                                385
  Deferred revenue -- prebilled.         2,173                             2,173           --                              2,173
  Advance billings..............        10,808                            10,808           --                             10,808
                                      --------          -------         --------       -------        -------           --------
        Total current
          liabilities...........        97,498          (37,587)          59,911        8,072          (3,691)            64,292
Long-term debt, less current
  maturities....................        26,458                            26,458        4,741          (4,741)(k)         26,458
Obligations under capital
  leases, less current
  maturities....................         1,677                             1,677           --                              1,677
Deferred income taxes...........         2,747                             2,747           --             448(j)           3,195
Shareholders' equity:
  Common stock..................        49,905           51,413(l)       101,318           51           4,714(m)         106,783
                                                                                                          700(j)
  Paid in capital...............            --                                --        4,714          (4,714)(m)             --
  Retained earnings.............        27,208                            27,208       (4,300 )         1,488(j)          24,396
  Treasury stock................        (6,828)                           (6,828)          --                             (6,828)
                                      --------          -------         --------       -------        -------           --------
        Total shareholders'
          equity................        70,285           51,413          121,698          465           2,188            124,351
                                      --------          -------         --------       -------        -------           --------
Total liabilities and
  shareholders' equity..........      $198,665        $  13,826        $ 212,491       $13,278        $(5,796)         $ 219,973
                                      ========          =======         ========       =======        =======           ========

         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The following notes set forth the assumptions used in preparing the unaudited Pro Forma Condensed Consolidated Financial Statements. The pro forma adjustments are based on estimates made by the Company's management using information currently available. As a result, the pro forma adjustments discussed below are subject to change pending the completion of the acquisition of NAPTech.

     The adjustments to the accompanying unaudited pro forma condensed consolidated statements of income are described below:

     (a) To adjust depreciation on the APP assets acquired based on their adjusted value per the purchase price allocation.

     (b) To adjust depreciation on the Word assets acquired based on their adjusted value per the purchase price allocation.

     (c) To eliminate Word intercompany rent expense due to the acquisition of the plant and office building from an affiliated entity.

     (d) To adjust compensation for certain APP employees to conform with contractual agreements entered into in connection with the acquisition of APP.

     (e) To reflect a net reduction in interest expense consisting of an increase in interest expense associated with debt used to finance the 1996 Acquisitions and a reduction in interest expense associated with the application of a portion of the net proceeds of this Offering to pay down (i) debt used to finance the 1996 Acquisitions, (ii) debt of Word and APP assumed by the Company, (iii) additional debt of the Company and (iv) where appropriate, debt of NAPTech assumed by the Company.

     (f) To record the income tax provision related to the net loss from the acquisition of Word, the income of an affiliate of APP and the effect of pro forma adjustments.

     (g) Excludes $0.05 per share ($370,455) for the year ended August 31, 1994, and $0.04 per share on a restated basis for the year ended August 31, 1994, attributable to a gain on the early retirement of certain debt instruments (after income tax).

     (h) Pro forma common shares outstanding include 385,000 shares of Common Stock issued in connection with the acquisition of Word; 541,177 shares of Common Stock issued in connection with the acquisition of APP; 2,000,000 shares of Common Stock issued in connection with this Offering; and, where appropriate, 366,790 shares of Common Stock to be issued in connection with the acquisition of NAPTech.

     The adjustments to the accompanying unaudited pro forma condensed consolidated balance sheet are described below:

     (i) To record the net increase in cash after application of the net proceeds to the Company from this Offering and the repayment of certain indebtedness.

     (j) To record the deferred tax assets of $2.6 million relating to tax benefits of NAPTech and to record the deferred tax liability of $448,000 relating to differences in the book and tax basis of the net assets of NAPTech.

     (k) To record the assumed reduction of indebtedness of the Company through the application of a portion of the net proceeds to the Company from this Offering.

     (l) To record the issuance by the Company of 2,000,000 shares of Common Stock and related net proceeds of $51,412,500 received in this Offering.

     (m) To record the issuance by the Company of 366,790 shares of Common Stock relating to the pooling of interests with NAPTech.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table presents, for the periods and as of the dates indicated, selected statement of income data and balance sheet data of the Company on a consolidated basis. The selected historical consolidated financial data for each of the three fiscal years in the period ended August 31, 1995 presented below have been derived from the Company's audited consolidated financial statements. Such data should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations". The selected historical consolidated financial data at May 31, 1996 and for the nine months ended May 31, 1995 and May 31, 1996 presented below are unaudited and, in the opinion of the Company, include all adjustments that are of a normal recurring nature and necessary for a fair presentation.

                                                                                NINE MONTHS ENDED
                                               YEAR ENDED AUGUST 31,                 MAY 31,
                                         ----------------------------------    -------------------
                                           1993        1994          1995       1995        1996
                                         --------    --------      --------    -------    --------
                                                                                   (UNAUDITED)
STATEMENT OF INCOME DATA:
  Sales................................  $120,665    $113,177      $135,265    $90,096    $152,156
  Cost of sales........................    98,978      96,523       110,578     74,119     123,412
                                         --------    --------      --------    -------    --------
  Gross profit.........................    21,687      16,654        24,687     15,977      28,744
  General and administrative
     expenses..........................    13,187      11,631        15,023     10,454      17,614
                                         --------    --------      --------    -------    --------
  Operating income.....................     8,500       5,023         9,664      5,523      11,130
  Interest expense.....................    (2,234)     (1,731)       (2,829)    (2,271)     (2,404)
  Other income, net....................        91         293           236         --          --
                                         --------    --------      --------    -------    --------
  Income before income taxes...........     6,357       3,585         7,071      3,252       8,726
  Provisions for income taxes..........     2,445       1,368         2,217        975       3,059
                                         --------    --------      --------    -------    --------
  Income before earnings (losses) from
     unconsolidated entities...........     3,912       2,217         4,854      2,277       5,667
  Earnings (losses) from unconsolidated
     entities..........................       301         792          (588)        (4)        286
                                         --------    --------      --------    -------    --------
  Income before extraordinary item.....     4,213       3,009         4,266      2,273       5,953
  Extraordinary item, less applicable
     income taxes......................        --         370            --         --          --
                                         --------    --------      --------    -------    --------
  Net income...........................  $  4,213    $  3,379      $  4,266    $ 2,273    $  5,953
                                         ========    ========      ========    =======    ========
  Income per common share before
     extraordinary item(1).............  $   0.63    $   0.39      $   0.50    $  0.27    $   0.67
  Extraordinary item per common
     share.............................        --        0.05            --         --          --
                                         --------    --------      --------    -------    --------
  Net income per common share(1).......  $   0.63    $   0.44      $   0.50    $  0.27    $   0.67
                                         ========    ========      ========    =======    ========
  Weighted average number of common
     shares outstanding................     6,697       7,744         8,552      8,552       8,921
                                         ========    ========      ========    =======    ========

BALANCE SHEET DATA:                                                             AT MAY 31, 1996
                                                                                ---------------
  Working capital.............................................................     $  44,898
  Total assets................................................................       198,665
  Long-term debt and capital lease obligations, net of current maturities.....        28,135
  Shareholders' equity........................................................        70,285

---------------

(1) If the acquisition of NAPTech is consummated, the historical financial statements of the Company would be restated, with the effect that income per common share before extraordinary item would be $0.49, $0.40 and $0.44 and net income per common share would be $0.49, $0.44 and $0.44 for the years ended August 31, 1993, 1994 and 1995, respectively, and $0.50 for the nine months ended May 31, 1996. See "Pro Forma Condensed Consolidated Financial Statements".

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following analysis of the financial condition and results of operations of the Company should be read in conjunction with the Company's Consolidated Financial Statements, including the notes thereto, included elsewhere in this Prospectus.

RECENT ACQUISITIONS

     On April 29, 1994, the Company acquired the business of Fronek Company, Inc. ("FCI"), an engineering firm with offices located in Englewood, New Jersey and Toronto, Canada, and F.C.I. Pipe Support Sales, Inc. ("PSSI"), a pipe support fabrication facility located in Longview, Texas. These acquisitions were completed through the issuance of 75,000 shares of Common Stock valued at $1.4 million and cash of $2.1 million. In addition, the Company agreed to issue options to acquire up to 57,000 shares of Common Stock and make additional cash payments up to $300,000 based on the future earnings of FCI and PSSI through 1997. See Note 3 to the Company's Consolidated Financial Statements.

     On December 15, 1994, the Company acquired the 50% interest of the other participant in the Shaw-Formiconi joint venture located in Venezuela, together with the concurrent acquisition of certain land, buildings and other assets used by the venture. The total amount of the purchase price related to this acquisition, including the selling participant's share of joint venture profits, was approximately $2.9 million. The Company had previously accounted for its investment in the joint venture as an unconsolidated subsidiary under the equity method. Since December 15, 1994, the Venezuelan operation has operated as a wholly owned subsidiary and is included as a consolidated subsidiary in the Company's consolidated statements since that date. See Notes 3 and 5 to the Company's Consolidated Financial Statements.

     On January 16, 1996, the Company purchased certain assets and assumed certain liabilities of Word, TS&M Corporation and T.N. Word and certain of Mr. Word's family members. The acquisition of Word increased the Company's production capacity and added a facility in Tulsa, Oklahoma. The total purchase price related to the acquisition was approximately $4.2 million, consisting of the issuance of 385,000 shares of Common Stock valued at $3.4 million and cash and other consideration of approximately $765,000.

     Effective March 1, 1996, the Company acquired all of the outstanding capital stock of APP, a leading United States manufacturer of specialty stainless and carbon steel pipe fittings and other stainless pipe products, and the assets of an APP-related entity, Speedline. In connection with the acquisition of APP, the Company issued 541,177 shares of Common Stock valued at $6.7 million and paid cash of $11.3 million.

     Shaw has entered into an agreement to acquire NAPTech, Inc. ("NAPTech"), a fabricator of industrial piping systems and engineered piping modules located in Clearfield, Utah. In connection with the acquisition, the Company expects to issue up to an aggregate of 366,790 shares of Common Stock in exchange for NAPTech and the 335,000 square foot facility that NAPTech currently leases from a related entity. For the fiscal years ended March 29, 1996 and March 31, 1995, NAPTech reported revenues of $24.9 million and $21.7 million, respectively, and net losses of $3.1 million and $224,000, respectively. The Company expects benefits from the acquisition of NAPTech to include, among other things, increased fabrication capacity and additional induction pipe bending capabilities. In addition, NAPTech estimates it had a backlog of approximately $39.0 million at August 31, 1996, which primarily consisted of a large mining industry project. The acquisition of NAPTech is subject to various conditions, including, without limitation, the approval of Shaw's Board of Directors and NAPTech's shareholders, as well as necessary regulatory approvals. If consummated, the acquisition of NAPTech will be accounted for as a pooling of interests and, accordingly, will result in a restatement of the Company's financial statements for the year ended August 31, 1994 and subsequent periods. See "Pro Forma Condensed Consolidated Financial Statements". Although there can be no assurance that the acquisition of NAPTech will be completed, the Company currently anticipates that the acquisition will be consummated on or before November 15, 1996.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentages of the Company's sales that certain income and expense items represent.

                                                                                     NINE MONTHS
                                                          YEAR ENDED AUGUST 31,     ENDED MAY 31,
                                                         -----------------------    --------------
                                                         1993     1994     1995     1995     1996
                                                         -----    -----    -----    -----    -----
Sales..................................................  100.0%   100.0%   100.0%   100.0%   100.0%
Cost of sales..........................................   82.0     85.3     81.8     82.3     81.1
                                                         -----    -----    -----    -----    -----
Gross profit...........................................   18.0     14.7     18.2     17.7     18.9
General and administrative expenses....................   10.9     10.3     11.1     11.6     11.6
                                                         -----    -----    -----    -----    -----
Operating income.......................................    7.1      4.4      7.1      6.1      7.3
Interest expense.......................................   (1.9)    (1.5)    (2.1)    (2.5)    (1.6)
Other income, net......................................    0.1      0.3      0.2       --       --
                                                         -----    -----    -----    -----    -----
Income before income taxes.............................    5.3      3.2      5.2      3.6      5.7
Provision for income taxes.............................    2.0      1.2      1.6      1.1      2.0
                                                         -----    -----    -----    -----    -----
Income before earnings from unconsolidated entities....    3.3      2.0      3.6      2.5      3.7
Earnings (losses) from unconsolidated entities.........    0.3      0.7     (0.4)      --      0.2
                                                         -----    -----    -----    -----    -----
Income before extraordinary item.......................    3.6      2.7      3.2      2.5      3.9
Extraordinary item, less applicable income taxes.......     --      0.3       --       --       --
                                                         -----    -----    -----    -----    -----
Net income.............................................    3.6%     3.0%     3.2%     2.5%     3.9%
                                                         =====    =====    =====    =====    =====

  Nine Months Ended May 31, 1996 Compared to Nine Months Ended May 31, 1995

     For the nine months ended May 31, 1996, sales were $152.2 million compared to $90.1 million for the first nine months of fiscal 1995, an increase of 68.9%. This increase was due primarily to increased sales for projects in the domestic chemical and refinery sectors and the international power sector, as well as to the acquisition of Word and the acquisition of APP, which contributed approximately $9.6 million and $13.3 million, respectively, in sales for the nine months ended May 31, 1996.

     The gross margin for the nine-month period ended May 31, 1996 increased to 18.9% from 17.7% for the same period during the prior year. The increase was attributable primarily to the increase in international projects with their generally higher profit margins, elimination of productivity difficulties as a result of the reworking of a project in the first quarter of fiscal 1995, improvements in pricing in the domestic market and contributions from the APP and Word subsidiaries. These improvements in gross margins were partially offset by a substantial decrease in sales and gross profits from the Company's Venezuelan facility, which historically has achieved higher gross margin percentages than the Company's domestic subsidiaries. The Company does not expect significant contributions in sales or profits, if any, from its Venezuelan subsidiary until at least the first quarter of fiscal 1997.

     General and administrative expenses were $17.6 million for the nine months ended May 31, 1996, compared to $10.5 million for the same period of the prior year. The $7.1 million increase was due primarily to the integration of Word and APP into Shaw's business and to the variable costs associated with the increased sales.

     Interest expense for the nine-month period ended May 31, 1996 was $2.4 million, up 5.9% from the $2.3 million incurred in the nine-month period of the previous year primarily due to increased borrowing resulting from the expansion of business, the final months of billing delays, and the acquisition of APP and acquisition of Word in 1996. Beginning in the fourth quarter of fiscal 1995, the Company has benefitted from new loan and security agreements with commercial lenders and insurance companies, as well as an industrial revenue bond financing, that reduced overall interest rates applicable to the Company and helped reduce the impact of the aforementioned increased borrowings.

     The Company's effective tax rates for the nine-month periods ended May 31, 1996 and 1995 were 35.1% and 30.0%, respectively. The increase in the fiscal 1996 tax rates as compared to the same period the prior year was primarily due to an increased proportion of the Company's sales in the domestic market due in part to the integration of APP into the Company's operations.

  Fiscal 1995 Compared to Fiscal 1994

     Sales increased by 19.5% for fiscal 1995 to $135.3 million from $113.2 million for fiscal 1994. Gross profit increased 48.2% to $24.7 million for fiscal 1995 from $16.7 million for fiscal 1994. Both sales and gross profits were positively impacted by the increase in international sales which have historically generated higher profit margins. International sales for fiscal 1995 included $9.4 million of sales by the Company's Venezuelan subsidiary, which became a wholly owned subsidiary in December 1994. In addition, fiscal 1995 sales included $10.2 million of sales by the Company's engineering and pipe support fabrication subsidiaries, which were acquired in April 1994.

     Gross margins for fiscal 1995 increased to 18.3% from 14.7% for fiscal 1994. This increase was due to higher margins on international projects, primarily attributable to work performed by the Company's Venezuelan subsidiary, as well as improvement in the domestic market in the third and fourth quarters of fiscal 1995. Fiscal 1994 gross margins were down due to a number of domestic projects that were adversely affected by competitive pricing, quick delivery requirements or productivity difficulties. These factors also impacted gross margins for the first and second quarters of fiscal 1995.

     General and administrative expenses for fiscal 1995 increased by $3.4 million to $15.0 million as compared to $11.6 million in fiscal 1994. This increase was due primarily to $1.5 million in additional overhead attributable to the Company's engineering and pipe support fabrication subsidiaries and a $1.2 million increase in overhead relating to the Company's international operations. The remaining $700,000 increase was due primarily to variable costs associated with increased sales levels.

     The Company's effective tax rates for fiscal 1995 and fiscal 1994 were 31.4% and 38.2%, respectively. The decrease in fiscal 1995 from fiscal 1994 was primarily due to tax benefits derived from export sales and lower state income taxes.

  Fiscal 1994 Compared to Fiscal 1993

     Sales decreased by 6.2% for fiscal 1994 to $113.2 million from $120.7 million for fiscal 1993. Gross profit decreased 23.2% to $16.7 million for fiscal 1994 from $21.7 million for fiscal 1993. Both sales and gross profits were impacted by the Company's domestic market experiencing a reduction in the level of fabrication work. This decrease resulted in increased competitive bidding for domestic contracts. In the fourth quarter of fiscal 1994, the Company had a number of projects, primarily domestic in nature, that were adversely affected by competitive pricing, quick delivery requirements or productivity difficulties, including some reworking on projects. The short delivery time and reworking adversely impacted the profitability and productivity on these projects as well as others.

     In addition, international sales decreased from 31% of sales in fiscal 1993 to 28% of sales in fiscal 1994. Sales by the Company's joint ventures, which included the Venezuelan subsidiary in fiscal 1994, were accounted for under the equity method and not included in the Company's consolidated sales figures.

     The adverse effect of the competitive domestic market on gross profit percentages was partially offset by the mix of fabrication work in fiscal 1994, which shifted from refinery projects to electric power generation projects. Electric power generation contracts have historically yielded a higher profit margin than other industry segments. Electric power projects represented 51% of the Company's sales for fiscal 1994, compared to 30% for fiscal 1993. See "Business -- Markets".

     General and administrative expenses for fiscal 1994 were $11.6 million compared to $13.2 million for fiscal 1993. Expressed as a percentage of sales, excluding bonuses, general and administrative expenses were 10.3% for fiscal 1994, as compared to 10.9% for fiscal 1993. The increase as a percentage of sales was due to the reduction in sales between 1994 and 1993, the Company's international expansion activities and the acquisitions of the Company's engineering and pipe support fabrication subsidiaries in April 1994.

     The Company's effective tax rate for each of fiscal 1994 and fiscal 1993 was 38.2% and 38.5%, respectively.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash used in operations was $9.4 million for the nine months ended May 31, 1996, compared to net cash provided by operations of $7.7 million for the same period of the previous year. For the nine months ended May 31, 1996, net cash used in operations was a result primarily of increases of $21.2 million in receivables and $14.2 million in inventories, partially offset by increases of $12.3 million in accounts payable and $8.7 million in advanced billings.

     The increase in receivables was primarily attributable to a higher volume of sales activity for the nine-month period ended May 31, 1996. In addition, part of the increase in receivables was due to billing delays resulting from an increased number of contracts with intricate and time consuming billing provisions, as well as increased administrative burdens associated with higher sales levels. The Company estimates that its billings are approximately three to four weeks in arrears as a result of these factors. After reviewing the Company's current backlog, the Company anticipates these delays will continue at least through the first quarter of fiscal 1997. The increase in receivables was offset in part by the receipt of advanced billings negotiated on certain contracts.

     Based upon an analysis of average receivables for the nine-month periods ended May 31, 1996 and 1995 compared to sales for the respective periods, the Company estimates that approximately $9.0 million of the $76.0 million of accounts receivable at May 31, 1996 were attributable to billing delays. The Company has attempted to resolve such delays by hiring additional billing personnel and installing improved systems. Since the Company utilizes its revolving line of credit to fund increased accounts receivable, the Company estimates the effect of this billing delay upon its operations for the nine-month period ended May 31, 1996 was approximately $470,000 in additional interest expense.

     Inventories increased due to the procurement of material for current and future sales activities, which are expected to exceed historical levels based upon the Company's backlog at August 31, 1996 of approximately $154.0 million. The increase in inventories was primarily financed by the increase in accounts payable.

     Net cash used in investing activities was $22.0 million for the nine months ended May 31, 1996, compared to $2.6 million for the same period in fiscal 1995. During the nine months ended May 31, 1996, property and equipment was purchased for $765,000 in cash in connection with the acquisition of Word. In addition, $8.7 million of cash was used in connection with the acquisition of APP. Other major property and equipment purchases for the nine months ended May 31, 1996 include $2.3 million for an induction bending machine for the Company's subsidiary in Laurens, South Carolina; $2.6 million for an induction bending machine and $1.6 million of facility expansion for the Company's subsidiary in Walker, Louisiana; and $1.5 million of assets at the Company's Venezuelan subsidiary.

     Net cash provided by financing activities was $33.9 million for the nine-month period ended May 31, 1996, compared to $4.7 million used for the nine months ended May 31, 1995. For the nine months ended May 31, 1996, $23.6 million of cash was provided from the Company's revolving line of credit facility under the Company's loan and security agreement with its commercial lenders. The revolving line of credit facility has been used generally to provide working capital and fund fixed asset purchases and acquisitions. During the nine months ended May 31, 1996, the Company borrowed $19.9 million in term debt. The borrowings were used primarily to refinance $10.6 million of APP's debt, pay down $3.8 million of revolving debt and purchase two induction bending machines aggregating $4.9 million.

     Concurrent with the acquisition of APP, the Company amended its loan and security agreement with its commercial lenders to provide for a revolving line of credit of up to $70.0 million, depending upon the Company's collateral base (which consists primarily of certain eligible amounts of receivables and inventory) and up to $10.0 million in term loans at an interest rate based upon, at the Company's option, either the

London Interbank Offering Rate ("LIBOR") plus 85 to 200 basis points or prime rate plus zero to 75 basis points, depending on certain financial ratios. Pursuant to the amended loan and security agreement, the line of credit facility expires on March 31, 1999, and the term loans expire on March 31, 2001. The effective interest rate at August 31, 1996 for the line of credit and the term loans was 7.0%.

     In addition, since February 29, 1996, the Company has obtained an aggregate of $9.9 million in term loans from a commercial lender and an insurance company. The loans, which are secured by equipment, have terms ranging from five to seven years and variable interest rates based upon LIBOR plus 160 basis points and 30-day commercial paper rates plus 190 basis points. The effective rates at October 17, 1996 ranged from 7.14% to 7.28%.

     The Company believes that its current financing arrangements are sufficient to support its operations for the foreseeable future.

MATERIAL CHANGES IN FINANCIAL CONDITION

     The Company's current assets increased by $61.8 million from $80.6 million at August 31, 1995 to $142.4 million at May 31, 1996. The increase resulted primarily from increases in inventories of $30.1 million and accounts receivable of $27.6 million. Receivables increased primarily due to increased sales levels and billing delays, and inventories increased primarily due to current and future production requirements. At May 31, 1996, approximately $19.1 million of the inventories and $15.6 million of the receivables were attributable to the newly acquired Word and APP subsidiaries.

     Property and equipment, net of accumulated depreciation, increased by $26.6 million to $46.7 million at May 31, 1996 from $20.1 million at August 31, 1995. This increase resulted primarily from the $11.2 million of property and equipment acquired in the acquisition of APP, the $5.2 million of property and equipment acquired in the acquisition of Word, the purchase of two induction bending machines aggregating $4.9 million, and $3.1 million in fixed asset additions relating to the expansion of the facilities for the Company's subsidiaries in Walker, Louisiana and Venezuela.

     The Company's current liabilities increased $56.9 million from $40.6 million at August 31, 1995 to $97.5 million at May 31, 1996. The increase is due primarily to increases of $23.6 million in the revolving line of credit, $15.4 million in accounts payable and $8.7 million in advanced billings. The increases in accounts payable and the revolving line of credit were used to finance the Company's increase in accounts receivable, inventories, fixed asset purchases and acquisitions. Advanced billings increased due to negotiated, up-front collections on certain contracts.

FINANCIAL ACCOUNTING STANDARDS BOARD STATEMENTS

     In December 1990, Statements of Financial Accounting Standards No. 106, "Employer's Accounting for Post-Retirement Benefits Other Than Pensions" ("SFAS 106"), was issued and required to be adopted by the Company no later than fiscal 1994. The Company presently offers no post-retirement benefits which would be required to be reflected in its financial statements by SFAS 106.

     In November 1992, Statement of Financial Accounting Standards No. 112, "Employer's Accounting for Post-Employment Benefits" ("SFAS 112"), was issued and required to be adopted by the Company no later than fiscal 1995. The Company presently offers no post-employment benefits which would be required to be reflected in its financial statements by SFAS 112.

     In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", was issued and required to be adopted by the Company no later than the fiscal year ending August 31, 1997. The adoption of this new standard will not have a material impact on the Company's financial position or results of operations.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISK

     This Prospectus, including the information incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding, among other items, (i) the Company's growth strategies, including its intention to make acquisitions; (ii) anticipated trends in the Company's business; and (iii) the Company's intention to enter into satisfactory contracts with its customers, including Alliance Agreements. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of the factors described in this Prospectus, including, but not limited to, (i) adverse economic conditions; (ii) the impact of competitive products and pricing; (iii) product demand and acceptance risks;
(iv) the presence of competitors with greater financial resources; (v) costs and financing difficulties; and (vi) delays or difficulties in the production, delivery or installation of products, including a lengthy strike or other work stoppage by the Company's union employees at any of the Company's facilities. See "Risk Factors". In light of these risks and uncertainties, there can be no assurance that actual results will be as projected in the forward-looking statements.

                                    BUSINESS

COMPANY OVERVIEW

     Shaw is a leading supplier of industrial piping systems for new construction and retrofit projects throughout the world, primarily for customers in the electric power, refining and chemical industries. Shaw is committed to being the "total piping resource" for its customers by offering comprehensive design and engineering services, piping system fabrication, manufacturing and sale of specialty pipe fittings and design and fabrication of pipe support systems.

     The Company was founded in 1987 by current management and subsequently purchased the assets of Benjamin F. Shaw Company, a century-old pipe fabricator. The Company has increased its revenues from $29.3 million in fiscal 1988 to $135.3 million in fiscal 1995, both increasing its domestic market share and developing its international business. Through internal expansion and a series of strategic acquisitions, the Company has increased its fabrication capacity, increased its bending capabilities and broadened its piping system products and services. These actions have provided the Company with the ability to achieve substantial economies of scale in purchasing, manufacturing and transporting fabricated products and the ability to provide customers with complete piping systems.

     The Company believes it has earned a reputation as an efficient, low-cost supplier of complex piping systems as a result of several competitive advantages. Specifically, the Company coordinates and integrates project engineering and fabrication processes in order to maximize overall efficiency in time, cost and performance. In addition, the Company's significant investment in state-of-the-art induction bending equipment provides it with time, labor and raw material savings as compared to traditional fabrication methods. Shaw also manufactures specialty pipe fittings, pipe hangers and other pipe products. This manufacturing capability has served to reduce the Company's supply costs and enhance its overall piping package. The Company utilizes its proprietary software technology to enhance the planning and scheduling efforts of its customers, helping to reduce total installed costs and project cycle times.

     As a result of its favorable cost structure, its extensive piping resources and its ability to handle complex piping systems, Shaw has increased substantially its market share in the worldwide pipe fabrication industry, competing effectively on large scale piping projects worldwide. Beginning in 1991, the Company expanded its presence in international markets in anticipation of the worldwide infrastructure build-up in the electric power, refining and chemical industries. International revenues have increased from $4.2 million in fiscal 1991 to $49.1 million in fiscal 1995. International projects represented approximately 66% of backlog at August 31, 1996.

     The Company estimated its backlog at approximately $154.0 million at August 31, 1996 compared to approximately $101.0 million and $75.0 million at August 31, 1995 and 1994, respectively. The Company estimates that $141.8 million, or 92.1%, of its backlog at August 31, 1996 will be completed in fiscal 1997. The Company defines its backlog as a "working backlog", whereby only projects with a written commitment are included.

BUSINESS STRATEGY

     The Company is committed to strengthening its leadership position as a "total piping resource" for the electric power, refining and chemical industries worldwide by providing high-quality, competitively-priced piping systems within significantly reduced project delivery times. The key components of Shaw's business strategy include:

     - Providing a comprehensive range of products and services that enhances the Company's prefabricated piping systems, including initial design and engineering services, customer interactive software, induction pipe bending, manufactured pipe components and supports and final on-site erection and testing.

     - Pursuing strategic acquisitions that will complement and enhance Shaw's existing operations by allowing the Company to further broaden its piping products and services, selectively expand geographic manufacturing capabilities and maintain its technological leadership position.

     - Investing in new equipment, technology and information systems designed to increase the Company's manufacturing and fabrication capabilities and capacity and improve overall project efficiency.

     - Broadening its base of "alliance" customers through the negotiation of "Alliance Agreements" that allow the Company to expedite individual project contract negotiations. These Alliance Agreements are intended to reduce total installed costs and project cycle times of prefabricated piping systems for customers and enable the Company to forecast a larger portion of its future revenue stream.

     - Increasing the utilization of Shaw's unique design and engineering resources as the first step in providing an integrated "turnkey" piping systems approach.

The Company believes that by employing its business strategy it will be able to further capitalize on the worldwide infrastructure build-up in the electric power, refining and chemical industries and enhance its relationships with its existing and potential domestic customers as they expand and retrofit existing facilities. Shaw has facilities certified by the American Society of Mechanical Engineers (ASME) for nuclear power piping and registered by the International Organization of Standards (ISO 9001 and 9002), which registration is required to perform certain international work.

INDUSTRY OVERVIEW

     The industrial pipe fabrication industry provides piping systems for new construction and retrofit projects in the electric power, refining, chemical and other industries, including the gas processing, pulp and paper, pharmaceutical and food processing industries. The Company estimates that prefabricated piping systems account for approximately 3% of the total costs of a new construction project and are crucial components of each project. The Company divides the industry into two major segments, the electric power industry segment and the process industry segment. The refining and chemical sectors represent the largest portion of the process industry segment.

     The domestic pipe fabrication industry depends largely on new construction and retrofit projects in the chemical, refining, gas processing, pulp and paper, pharmaceutical, food processing and other industries. These industries have historically been cyclical in nature and vulnerable to general downturns in the economy. The chemical sector began to experience an upturn in mid-1995 driven by an increase in capital expenditures for capacity expansions and retrofits. This resulted in a significant improvement in the domestic pricing environment during fiscal 1996. Project activity in the chemical and refining sectors continues to be robust and the Company anticipates that a significant portion of domestic project work over the next several years will be generated by chemical plant expansions and refinery retrofits relating to the modernization of aging facilities and compliance with environmental regulations. Due to the minimal demand for new electric power plant construction in the United States, the electric power piping market in the United States consists almost exclusively of retrofits.

     In contrast to the domestic market, the international pipe fabrication market has exhibited significant growth over the last several years, and industry sources project this growth to continue. New construction represents the majority of work performed in the electric power sector overseas. Strong demand for electricity, particularly in underdeveloped and overpopulated areas of the world, has resulted in a significant increase in new power plant construction.

     Generally, United States pipe fabricators can fabricate electric power piping systems domestically and ship the finished goods to selected international markets less expensively than their major overseas competitors, due primarily to significantly lower labor costs than in certain other industrialized countries (principally Germany and Japan), greater availability of raw materials in the United States and a more favorable valuation of the United States dollar relative to certain foreign currencies. Typically, the Company's international competitors are divisions of large industrial firms.

     Most international projects require a certain percentage of "local content" sourcing. Therefore, non-critical, or low pressure piping for electric power projects is frequently fabricated at the project site by local welders or in local fabrication facilities. The same is true for the chemical and refining sectors, which utilize less critical piping systems. In most areas of the Pacific Rim and South America, this work is performed at significantly lower labor costs. In order to bid more competitively for the process and low pressure piping portion of an overseas project, Shaw has established overseas facilities and has developed for delivery in January 1997 a portable induction bending machine that can be used on international job construction sites.

PRODUCTS AND SERVICES

     As part of its commitment to being a "total piping resource" for its customers, the Company provides a complete range of piping products and services, including pipe fabrication, bending, engineering and design and pipe fittings manufacturing.

  Pipe Fabrication

     Shaw's core business is the fabrication of complex piping systems from raw material made of carbon steel, stainless and other alloys, as well as other materials, including nickel, titanium and aluminum. The Company produces prefabricated piping systems by cutting pipe to length, welding fittings on the pipe and bending the pipe, each to precise customer specifications. Shaw owns and operates six fabrication facilities in South Carolina, Louisiana, Oklahoma and Venezuela as well as a 49% interest in a joint venture fabrication facility in Bahrain. These seven fabrication facilities are capable of handling and fabricating pipe ranging in diameter from one inch to 72 inches, with overall wall thicknesses from 1/8 inch to 7 inches. Prefabricated pipe assemblies up to 100 feet in length and weighing up to 45 tons can be processed by the Company.

     The Company's products must meet rigid quality control standards. In addition to visual inspection, the Company uses radiography, hydro testing, dye penetration and ultrasonic flaw detection to confirm that its products meet specifications. A significant portion of Shaw's work is the fabrication of "critical piping systems" for use in high pressure, high temperature or corrosive applications, including systems designed to withstand pressures of up to 2,700 pounds per square inch and temperatures of up to 1,020 degrees Fahrenheit.

  Bending

     Beginning in fiscal 1994, the Company began purchasing state-of-the-art induction bending equipment, which significantly increased the Company's capacity to fabricate piping systems, in both volume and complexity. In addition, on certain projects Shaw can substitute bends for the cutting of pipe and welding fittings, resulting in labor, time and raw material savings. Although the Company has historically been capable of bending pipe using traditional methods, such bending capabilities were limited with respect to pipe composition, diameter, wall thickness and bend characteristics. As a result, the Company generally was required to subcontract for more complex bends, particularly for pipes with large diameters and wall thicknesses.

     The market for pipe fabrication is increasingly moving in the direction of custom pipe bending according to the specifications of customers, since bending generally allows for significant reductions in labor, time and materials costs as compared to traditional means of fabrication. The Company believes its state-of-the-art equipment makes it a market leader in this growing segment of the market.

     The Company currently owns four induction pipe bending machines and has another machine on order. The Company believes its Cojafex model PB Special 16, currently on order and expected to be delivered in January 1997, will be the only portable machine of its class in existence and will allow the Company to perform multi-directional pipe bends at project sites around the world. The following table shows the locations and technical capabilities of the Company's pipe bending machines.

                                                                      PIPE BENDING CAPABILITIES
                                                                 -----------------------------------
                                                                 MAXIMUM PIPE          MAXIMUM PIPE
            MODEL                         LOCATION                 DIAMETER           WALL THICKNESS
-----------------------------  ------------------------------    ------------         --------------
Cojafex PB Special 16          Walker, Louisiana                  16 inches            2.5 inches
Cojafex PB Special 16          Laurens, South Carolina            16 inches            2.5 inches
Cojafex PB Special 16          Tulsa, Oklahoma(1)                 16 inches            2.5 inches
Cojafex PB Special 16          Portable(2)                        16 inches            2.5 inches
Cojafex PB-1200                Walker, Louisiana                  48 inches            4.0 inches

---------------

(1) Currently being installed and expected to be operational by November 1, 1996.

(2) Expected delivery in January 1997.

     In addition to the induction bending machines in the above table, the Company will acquire three additional machines in the proposed acquisition of NAPTech. Specifically, NAPTech's Clearfield, Utah facility has the following machines: a Cojafex model PB-1600, which is capable of bending pipe with diameters of up to 66 inches and wall thicknesses of up to 5 inches, a Cojafex model PB-850, which is capable of bending pipe with diameters of up to 34 inches and wall thicknesses of up to 3 inches; and a Cojafex model PB Special 12, which is capable of bending pipe with diameters of up to 12 inches and wall thicknesses of up to 3/4 of an inch. The acquisition of NAPTech is subject to various conditions, including the approval of Shaw's Board of Directors and NAPTech's shareholders, as well as necessary regulatory approvals. Although there can be no assurance that the acquisition of NAPTech will close, the Company currently anticipates that the acquisition will be consummated on or before November 15, 1996.

  Engineering and Design

     In 1994, as an integral part of its strategy of becoming a "total piping resource", the Company integrated engineering and design capabilities into its business for complex piping systems for electric power projects, mainly for the Company's customers outside the United States. Shaw also designs and engineers pipe hanger and support systems and specializes in engineering analyses of complex piping systems and related services, primarily for the electric power industry. These engineering, design and pipe support capabilities complement the Company's fabrication business, particularly for electric power projects, enabling the Company to provide more comprehensive piping packages with reduced overall lead times and lower total installed costs.

     The Company utilizes sophisticated plant design software to create virtual three-dimensional piping system models. The result is a clear, understandable picture of the complete project which allows clients to "walk through" the three-dimensional model for an accurate design review. The Company currently operates 28 workstations utilizing the plant design software at its offices in Englewood, New Jersey and Toronto, Canada.

     The Company's engineering capabilities are directly linked to the Company's fabrication shops and the Company's proprietary computer aided design system, SHAW-DRAW(TM). SHAW-DRAW(TM) converts customer design drawings to the Company's detailed production drawings in seconds, significantly reducing the lead time required before fabrication can begin and substantially eliminating detailing errors. The Company has also implemented SHAW-MAN(TM), which efficiently manages and controls the movement of all required materials into and through each stage of the fabrication process utilizing bar code technology. These proprietary programs enhance the planning and scheduling efforts for Shaw's customers, helping to reduce total installed costs and project cycle times.

  Pipe Fittings Manufacturing

     Shaw's manufacturing capabilities extend to specialty stainless, alloy and carbon steel pipe fittings for the electric power, refining, chemical and other industries, including the gas processing, pulp and paper, pharmaceutical and food processing industries. These fittings include stainless and other alloy elbows, tees, reducers and stub ends ranging in wall thicknesses from 1/2 to 12 inches and heavy wall carbon and chrome elbows, tees, caps and reducers with wall thicknesses of up to 3 1/2 inches. In addition to its manufacturing facility in Shreveport, Louisiana, Shaw has manufacturing outlets in New Jersey, North Carolina, Georgia, Louisiana, Texas, Oklahoma and Arizona, which also distribute pipe and fittings manufactured by third parties. Shaw's in-house manufacturing capabilities for pipe fittings further enhance the Company's piping package, enable the Company to realize greater efficiencies in the purchase of raw materials, help reduce overall lead times and lower total installed costs, and are additional steps in the integration of the Company's "total piping resource" strategy.

MARKETS

     The Company's principal markets are new construction and retrofits in the electric power, refining and chemical industries, both in the United States and internationally. The Company also historically has supplied piping systems to the gas processing, pulp and paper, pharmaceutical and manufacturing industries.

     The following table sets forth the Company's sales by industry for the two fiscal years ended August 31, 1995 and the nine months ended May 31, 1996 (in millions):

                                                    YEAR ENDED AUGUST
                                                           31,
                                                   -------------------       NINE MONTHS ENDED
                  INDUSTRY SECTOR                   1994         1995          MAY 31, 1996
    -------------------------------------------    ------       ------       -----------------
    Electric Power.............................    $ 57.7       $ 59.2            $  55.0
    Refining...................................      31.7         39.2               52.5
    Chemical...................................      20.4         33.5               38.8
    Other......................................       3.4          3.4                5.9
                                                   ------       ------             ------
                                                   $113.2       $135.3            $ 152.2
                                                   ======       ======             ======

     The Company's sales for fiscal 1995 and for the nine months ended May 31, 1996 by geographic region (sales by geographic location are not available for fiscal 1994) were (in millions):

                                                           YEAR ENDED         NINE MONTHS ENDED
                   GEOGRAPHIC REGION                    AUGUST 31, 1995         MAY 31, 1996
    -----------------------------------------------    ------------------     -----------------
    United States..................................          $ 86.2                $ 102.9
    Far East/Pacific Rim...........................            24.3                   25.2
    Middle East....................................             4.2                   14.6
    Latin America..................................            20.5                     --
    Europe.........................................              --                    5.2
    Other..........................................             0.1                    4.3
                                                             ------                 ------
                                                             $135.3                $ 152.2
                                                             ======                 ======

     Prior to February 1994, the Company's international business was conducted exclusively from its plants in the United States. The Company believes that having fabrication facilities in certain key international locations will assist it in securing additional overseas work, specifically for chemical and refining projects, where the piping is generally fabricated at the project site or in a regional shop by local welders. The Company currently has a wholly owned subsidiary operating in Venezuela and a joint venture facility operating in Bahrain.

     Demand for the Company's products and services in Venezuela was low during the fiscal year ended August 31, 1996. Although the Company is encouraged by recent improvements in economic conditions in Venezuela, there can be no assurance that the Venezuelan operations will be profitable.

     In November 1993, the Company also entered into a joint venture agreement to construct and operate a fabrication facility in Bahrain. The Company's joint venture partner is Abdulla Ahmed Nass, a leading Bahrain industrialist. The Bahrainian joint venture facility is one of the first modern pipe fabrication facilities in the Middle East and has received the Gulf States Certification from the Gulf Cooperation Council. The Gulf States Certification enables the venture to export products to other Arab countries without payment of additional tariffs. For fiscal 1995, the joint venture had sales of $1.2 million and the Company's share of the joint venture's net loss was approximately $200,000.

     In the future, the Company's use of joint venture relationships for foreign operations will be determined on a case-by-case basis depending on market, operational, legal and other relevant factors.

CONTRACTS AND PRICING

     The Company obtains orders through competitive bidding, negotiated contracts and awards under Alliance Agreements. The awarding of contracts is frequently not based exclusively on price but on the Company's reputation and ability to meet project deadlines.

     The Company's contracts are priced on either a "unit" or a "fixed" or "lump-sum" price basis. The majority of the Company's contracts are bid on a "unit" basis, pursuant to which the customer pays an agreed-upon rate for each individual service provided, such as a weld, radiograph inspection, bend or engineering revision, or the amount of inventory items used. Raw materials generally are billed to customers at published prices in effect at the date of the contract, and the Company generally obtains fixed pricing commitments from its suppliers at such time for most of the items necessary to complete the project. The Company thereby minimizes the risk of raw material price increases that may occur during the fabrication process.

     Substantially all of the Company's international projects are quoted on a "fixed" or "lump-sum" price basis. Increasingly, this type of contract is being requested by the Company's customers, particularly for international electric power projects. The Company generally does not quote the actual contract price until it has secured a fixed pricing commitment from its suppliers for most of the items necessary to complete the project, thereby minimizing any risk of price increases between the contract date and the time the project is completed.

     The Company also obtains work under Alliance Agreements, which are agreements that the Company enters into with its customers in order to expedite individual project contract negotiations through means other than the formal bidding process. These agreements are typically implemented by establishing a joint steering committee to provide guidance and direction on alliance issues. Normally this committee meets on a periodic basis to monitor alliance progress and assign resources to effect continuous improvements in the various work processes associated with project execution.

     Alliance Agreements allow the customer to achieve greater cost efficiency and reduced cycle times in the design and fabrication of complex piping systems for electric power, chemical and refinery projects. In addition, the Company believes that these agreements will provide Shaw with a steady source of new projects and help minimize the impact of short-term pricing volatility.

BACKLOG

     Shaw generally bids for projects that require delivery of piping systems over a period of three to eighteen months. The Company defines its backlog as a "working backlog", whereby only projects with a written commitment are included. Typically, electric power projects remain in the Company's backlog for at least nine months, depending on the size of the project or whether the Company is doing the design and engineering as well as the fabrication for a given project. Refining and chemical projects remain in the Company's backlog three to six months on average.

     On occasion, customers will cancel or delay projects for reasons out of the Company's control. Projects will remain in the Company's backlog for longer periods if delays occur. Historically, on average less than one percent of booked projects have been canceled from the Company's backlog or delayed for an extended period of time. This low cancellation rate is due to the fact that piping systems are one of the final steps in the construction of a project and are essential to the construction of these systems as a whole.

     The Company estimated its backlog at approximately $154.0 million at August 31, 1996, not including approximately $5.0 million in joint-venture backlog. This compares to approximately $101.0 million and $75.0 million at August 31, 1995 and 1994, respectively. The Company estimates that $141.8 million, or 92.1%, of its backlog at August 31, 1996 will be completed in fiscal 1997.

     The following table breaks out the percentage of backlog by industry sector and geographic region for the periods indicated:

                                                                          AT AUGUST 31,
                                                                      ----------------------
                                                                      1994     1995     1996
                                                                      ----     ----     ----
    INDUSTRY SECTOR:
    Electric Power................................................     47 %     51 %     57 %
    Chemical......................................................     14       20       32
    Refining......................................................     38       28       10
    Other.........................................................      1        1        1
                                                                      ---      ----     ----
                                                                      100 %    100 %    100 %
    GEOGRAPHIC REGION:
    Domestic......................................................      *       56 %     34 %
    International.................................................      *       44       66
                                                                               ----     ----
                                                                               100 %    100 %

---------------

* Backlog by geographic location is not available for fiscal year 1994.

CUSTOMERS AND MARKETING

     The Company's customers are principally major multi-national engineering and construction firms, equipment manufacturers and industrial corporations. For fiscal 1995, ABB Asea Brown Boveri Ltd. affiliates accounted for 14.1% of the Company's sales. No other customers represented more than 10% of the Company's sales for fiscal 1995.

     The Company's marketing is principally conducted through its own sales force, comprised of eleven employees. In addition, certain customers and territories are covered by independent representatives. The Company's sales force is paid a base salary plus an annual bonus, while independent representatives receive commissions.

RAW MATERIALS AND SUPPLIERS

     The Company's principal raw materials are carbon steel, stainless and other alloy piping, which it obtains from a number of domestic and foreign primary steel producers. The Company believes that it is not generally dependent upon any one of its suppliers for raw materials, that the market is extremely competitive and that its relationship with its suppliers is good. Certain types of raw materials, however, are available from only one or a few specialized suppliers, and although the Company has not experienced any significant sourcing problems to date, there can be no assurance that sourcing problems will not occur in the future. Shaw purchases a majority of its piping directly from manufacturers. This eliminates the need for a distributor and results in lower costs to the Company. Because of the volume of these materials purchased, the Company is often able to negotiate advantageous purchase prices for steel piping. Certain items are kept in stock at each of the Company's facilities and are transported between facilities as required. The Company obtains more specialized materials from suppliers when required for a project. To date, the Company has not experienced any significant shortages or delays in obtaining raw materials.

     In recent months, the prices for carbon steel have increased. At the time of obtaining a contract, the Company generally obtains fixed pricing commitments from its suppliers for most of the items necessary to complete the project, thereby minimizing any risk of price increases that may occur during the fabrication process. See "Business -- Contracts and Pricing".

INDUSTRY CERTIFICATION

     In order to perform fabrication and repairs of coded piping systems, the Company's domestic fabrication facilities have obtained the required American Society of Mechanical Engineers (ASME) stamp, and its Laurens, South Carolina and Walker, Louisiana facilities have obtained the National Board stamp. In addition, the Laurens, South Carolina facility is licensed to fabricate piping for nuclear power plants and is registered by the International Organization of Standards (ISO 9002), which is required to perform certain international work. The Company's engineering subsidiary is also registered by the International Organization of Standards (ISO 9001), as is its pipe support fabrication facility (ISO 9002).

PATENTS, TRADEMARKS AND LICENSES

     The Company does not own any patents, registered trademarks or licenses. However, the Company considers its design and project control systems, SHAW-DRAW(TM) and SHAW-MAN(TM), to be proprietary information of the Company.

COMPETITION

     The Company experiences significant competition from a limited number of competitors in both international and domestic markets. In the United States, there are a number of smaller pipe fabricators. Internationally, the principal competitors are divisions of large industrial firms. See "Risk Factors -- Competition".

     Orders are obtained by the Company through competitive bidding, negotiated contracts and awards under Alliance Agreements. In a competitive bid, the awarding of contracts is frequently not based solely on price but also on the Company's reputation and ability to meet project deadlines.

EMPLOYEES

     At October 1, 1996, the Company employed 1,964 full-time employees, 846 of whom are represented by the Union and 130 of whom worked in the Company's wholly owned subsidiary in Venezuela. In January 1993, the Company settled a dispute with the Union pursuant to which Shaw agreed to allow the Union to solicit membership at all of its non-union pipe fabricating facilities in the United States. To date, employees at four of the five United States pipe fabrication facilities of the Company have approved a Union contract.

     The Company believes that the current relationship with its employees and the Union is generally good. The Company is not aware of any circumstances that are likely to result in a work stoppage at any of its facilities, although the collective bargaining agreement with the Union for the Laurens, South Carolina facility expires on November 30, 1996, and the collective bargaining agreement with the Union for the Walker, Louisiana and Prairieville, Louisiana facilities expires on December 31, 1996.

ENVIRONMENTAL

     The Company is subject to environmental laws and regulations, including those concerning emissions into the air, discharges into waterways, generation, storage, handling, treatment and disposal of waste materials and health and safety. These laws and regulations generally impose limitations and standards for certain pollutants or waste materials to obtain a permit and comply with various other requirements. In addition, under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA") and comparable state laws, the Company may be required to investigate and remediate hazardous substances. CERCLA and these comparable state laws typically impose liability without regard to whether a company knew of or caused the release, and liability has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis of allocation. The Company has not been notified that it is a potentially responsible party under CERCLA or any comparable state law at any site. The Company's foreign operations are also subject to various requirements governing environmental protection.

     The environmental, health and safety laws and regulations to which the Company is subject are constantly changing, and it is impossible to predict the effect of such laws and regulations on the Company in the future. The Company believes that it is in substantial compliance with all applicable environmental, health and safety laws and regulations. However, with respect to environmental matters, the Company has not conducted environmental audits of all of its properties. To date, the Company's costs with respect to environmental compliance have not been material, and the Company does not anticipate any material environmental liability.

PROPERTIES

     The principal properties of the Company are as follows:

      LOCATION                       DESCRIPTION                 SQUARE FEET
---------------------    ------------------------------------    -----------
Baton Rouge, LA          Corporate Headquarters                     20,000(1)
Laurens, SC              Fabrication Facility                      200,000
Prairieville, LA         Fabrication Facility                       60,000(1)
West Monroe, LA          Fabrication Facility                       70,000
Walker, LA               Fabrication Facility                      154,000
Maracaibo, Venezuela     Fabrication Facility                       45,000
Tulsa, OK                Fabrication Facility                      158,600
Baton Rouge, LA          Distribution Facility                      30,000(1)
Englewood, NJ            Design and Engineering Headquarters        14,000(1)
Toronto, Canada          Design and Engineering Office               5,750(1)
Longview, TX             Pipe Support Fabrication Facility          28,000
Shreveport, LA           Manufacturing Facility                    385,000
Shreveport, LA           Pipe Storage Facility                      40,000

---------------

(1) Leased facility.

     In addition to the above properties, the Company will obtain a 335,000 square foot fabrication facility located in Clearfield, Utah, upon successful completion of the proposed acquisition of NAPTech.

     The Bahrain joint venture leases a 94,000 square foot facility in Manama, Bahrain.

     The Company considers each of its current facilities to be in good operating condition and adequate for its present use.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table provides information with respect to the directors and executive officers of the Company. With the exception of R. Dale Brown, Sr., each director has been elected by a vote at the annual meeting of the shareholders and serves for a term of one year. In connection with the acquisition of APP, the Company's Board of Directors, pursuant to the Restated of Articles of Incorporation and Restated Bylaws of the Company, elected Mr. Brown to fill a newly-created Board position. Each executive officer has been elected to serve until his successor is duly appointed or elected by the Board of Directors or his earlier removal or resignation from office.

             NAME               AGE                            POSITION
------------------------------  ---     ------------------------------------------------------
J. M. Bernhard, Jr............  42      President, Chief Executive Officer and Director
Bret M. Talbot................  36      Chief Financial Officer, Treasurer and Director
George R. Shepherd............  58      Chief Operating Officer and Director
R. Dale Brown, Sr. ...........  62      Chairman of Alloy Piping Products, Inc.* and Director
Frank Fronek..................  48      President of Fronek Company, Inc.* and F.C.I. Pipe
                                        Support Sales, Inc.* and Director
L. Lane Grigsby...............  55      Director
David W. Hoyle................  57      Director
Albert McAlister..............  45      Director
John W. Sinders, Jr...........  42      Director
A. W. Angelo..................  63      Executive Vice President
John W. Dalton, Sr. ..........  46      Executive Vice President
G. Ray Wilkie, Jr.............  51      Executive Vice President
Michael H. Wootton............  50      President of Shaw International, Inc.*

---------------

* Wholly owned subsidiaries of the Company.

     J. M. BERNHARD, JR., founder of the Company, has been President and Chief Executive Officer of the Company since its inception in September 1987. He has also been a director of the Company since its inception. Mr. Bernhard has been Chairman of the Board since August 1990. Mr. Bernhard has spent the last 20 years in the pipe fabrication business. Immediately prior to his position with the Company, Mr. Bernhard was Vice President and General Manager of Sunland Services and served on the Board of Directors of Barnard and Burk Engineers & Constructors.

     BRET M. TALBOT has been Chief Financial Officer and Treasurer of the Company since February 1989. Mr. Talbot has been a director of the Company since January 1993. He also served as Secretary for the Company from February 1989 until March 1994. Prior to his position with the Company, Mr. Talbot was Audit Manager for Hannis T. Bourgeois & Co., LLP.

     GEORGE R. SHEPHERD joined the Company in August 1993 as Vice President and has been its Chief Operating Officer since 1993. Mr. Shepherd has been a director of the Company since 1994. Prior to joining the Company, Mr. Shepherd served as President of International Piping Systems, Inc. from March 1984 to July 1993. He has spent the last 39 years in the pipe fabrication business.

     R. DALE BROWN, SR. has served the Company as Chairman of APP since April 1996, when such business was acquired by the Company. Prior to joining the Company, Mr. Brown was the owner and Chairman of APP, which he founded in 1972. Mr. Brown has been a director of the Company since March 1996. He has 42 years of experience in the manufacture and distribution of specialty pipe fittings.

     FRANK FRONEK has served the Company as the President of Fronek Company, Inc. and F.C.I. Pipe Support Sales, Inc. since April 1994, when such businesses were acquired by the Company. Prior to joining the Company, Mr. Fronek was the owner and President of such businesses, which he founded in 1980 and

1986, respectively. Mr. Fronek has been a director of the Company since 1994. He has 26 years of experience in the engineering and design of piping systems and piping support systems.

     L. LANE GRIGSBY has served as a director of the Company since January 1995 and a member of its Compensation Committee since March 1995. Mr. Grigsby is also the Chairman of the Board of Cajun Contractors, Inc., for which he served as President and Chief Executive Officer from April 1973 to June 1994. He has 29 years of experience in the industrial construction industry. He also serves as a director for several industry and charitable organizations, including the Associated Builders and Contractors and the Louisiana Association of Business and Industry, for which he serves as Chairman.

     DAVID W. HOYLE has served as a director of the Company since January 1995 and a member of its Compensation Committee since March 1995. For the past ten years, he has been self-employed primarily as a real estate developer and has been a member of the Senate Chamber of the North Carolina General Assembly since 1992. Senator Hoyle serves as a director of several private corporations, as well as several civic, educational and charitable organizations.

     ALBERT MCALISTER has been a director of the Company since April 1990 and has served on the Company's Audit Committee since November 1993. He also served on the Company's Compensation Committee from November 1993 to March 1995. Since 1975, Mr. McAlister has been a partner in the law firm of McAlister & McAlister, P.A., in Laurens, South Carolina. He also served as Chairman of the Democratic Party in South Carolina from 1990 until 1994.

     JOHN W. SINDERS, JR. has served as a director of the Company and a member of its Audit Committee since March 1995. He has served as a managing director of Jefferies & Company, Inc. since 1993. From 1987 to 1993, Mr. Sinders served as a managing director of Howard, Weil, Labouisse, Friedrichs Incorporated and a member of the Board of Directors of Howard Weil from 1990 to 1993. Prior to joining Howard Weil, he was a director with the law firm of McGlinchey, Stafford, Mintz, Cellini & Lang, P.C.

     A. W. ANGELO joined the Company in September 1987 and has been Executive Vice President of the Company since September 1990. Mr. Angelo served as a director of the Company from August 1990 to March 1995. Mr. Angelo served as President of Lone Star Fabricators, Inc., a wholly owned subsidiary of the Company located in Texas City, Texas, which was closed in August 1994, from March 1990 until July 1993. Mr. Angelo has spent the last 41 years in the pipe fabrication business.

     JOHN W. DALTON, SR. has been Executive Vice President of the Company since April 1995. Prior to joining the Company, he was employed by the Bechtel Group in various positions for 19 years, most recently as Manager of Business Development. His experience includes, among other things, positions in construction, manufacturing, project management, procurement and contracts, as well as managerial and financial functions.

     G. RAY WILKIE, JR. joined the Company in March 1988 and served as Vice President of B. F. Shaw, Inc., a wholly-owned subsidiary of the Company, from September 1990 until May 1993 and President of B. F. Shaw, Inc. from May 1993 until November 1995, when he was appointed Executive Vice President of the Company. Mr. Wilkie also served as a director of the Company from January 1993 to March 1995. Mr. Wilkie has spent the last 30 years in the pipe fabrication business.

     MICHAEL H. WOOTTON has been employed by the Company since October 1991 and has been President of Shaw International, Inc. since April 1993. Prior to his employment with the Company, Mr. Wootton was President of Connex Piping Systems. Mr. Wootton has spent the last 28 years in the pipe fabrication business.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the ownership of the Common Stock at September 30, 1996 (except as otherwise noted) with respect to (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each named executive officer, director and nominee for director of the Company, (iii) all executive officers and directors as a group, and (iv) certain other selling shareholders of the Company. Each of the following shareholders has sole voting and investment power with respect to shares beneficially owned by such shareholder, except to the extent that authority is shared by spouses under applicable law or as otherwise noted. The Common Stock constitutes the only class of equity securities of the Company which is outstanding.

                                            BEFORE OFFERING                         AFTER OFFERING
                                        -----------------------                 -----------------------
                                        BENEFICIAL    OWNERSHIP    SHARES TO    BENEFICIAL    OWNERSHIP
       NAME OF BENEFICIAL OWNER           SHARES       PERCENT      BE SOLD       SHARES       PERCENT
--------------------------------------  ----------    ---------    ---------    ----------    ---------
J. M. Bernhard, Jr....................   1,708,146      17.9%       300,000      1,408,146       12.2%
  11100 Mead Road
  Baton Rouge, Louisiana 70816
R. Dale Brown, Sr.....................     394,118        4.1        94,118        300,000        2.6
G. Ray Wilkie, Jr.(1).................     318,238        3.3            --        318,238        2.8
A. W. Angelo..........................     282,757        3.0            --        282,757        2.5
Bret M. Talbot(2).....................     148,002        1.6            --        148,002        1.3
Frank Fronek(3).......................      80,000          *            --         80,000          *
Albert McAlister......................      69,042          *            --         69,042          *
George R. Shepherd(4).................      10,400          *            --         10,400          *
David W. Hoyle(5).....................      10,000          *            --         10,000          *
John W. Sinders, Jr...................       9,500          *            --          9,500          *
John W. Dalton, Sr....................       4,450          *            --          4,450          *
L. Lane Grigsby.......................       3,850          *            --          3,850          *
Michael H. Wootton....................         528          *            --            528          *
All executive officers and directors
  as a group (13 persons)(6)..........   3,039,031       31.8       394,118      2,644,913       22.9
Ronald D. Brown, Jr...................     147,059        1.5       100,000         47,059          *

---------------

 *  Less than 1%.

(1) Includes 7,500 shares of which Mr. Wilkie may be deemed to be beneficial owner as a result of rights that he may exercise to acquire beneficial ownership within 60 days.

(2) Includes 8,750 shares of which Mr. Talbot may be deemed to be beneficial owner as a result of rights that he may exercise to acquire beneficial ownership within 60 days.

(3) Includes 12,500 shares owned of record by Mr. Fronek's spouse and 5,000 shares of which Mr. Fronek may be deemed to be the beneficial owner as a result of rights that Mr. Fronek may exercise to acquire beneficial ownership within 60 days.

(4) Includes 8,750 shares of which Mr. Shepherd may be deemed to be beneficial owner as a result of rights that he may exercise to acquire beneficial ownership within 60 days.

(5) Includes 2,000 shares owned of record by Mr. Hoyle's spouse.

(6) Includes 14,500 shares owned of record by the spouses of executive officers and directors and 30,000 shares of which executive officers and directors may be deemed to be the beneficial owners as a result of rights they may exercise to acquire beneficial ownership within 60 days.

     The Company will pay the expenses of registering the shares of Common Stock to be offered by the Selling Shareholders under the Securities Act, including the registration and filing fees, printing expenses and the fees and disbursements of counsel and accountants for the Company.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, no par value; and 5,000,000 shares of Preferred Stock, no par value. The following summary of certain provisions of the Company's capital stock describes all material provisions of, but does not purport to be complete and is subject to and is qualified in its entirety by, the Restated Articles of Incorporation and the Amended and Restated By-Laws of the Company that are incorporated herein by reference as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

COMMON STOCK

     As of August 31, 1996, there were 9,523,302 shares of Common Stock outstanding. In addition, 803,625 shares of Common Stock are reserved for issuance pursuant to the Company's 1993 Employee Stock Option Plan and 50,000 shares of Common Stock are reserved under the Company's 1996 Non-Employee Director Stock Option Plan (the "Director Plan"). The Director Plan and awards made thereunder are subject to approval at the 1997 Annual Meeting of Shareholders. Cumulative voting is prohibited in the election of directors. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets available for distribution after payment of all liabilities, and subject to any prior rights of any holders of preferred stock that at the time may be outstanding. The Common Stock is not redeemable, does not have any conversion rights and is not subject to call. Holders of shares of Common Stock have no preemptive rights to maintain their respective percentage of ownership in future offerings or sales of stock by the Company. The shares of Common Stock presently outstanding are fully paid and non-assessable. The Company delisted the Common Stock from the Nasdaq National Market on October 17, 1996, and the Common Stock commenced trading on the NYSE under the symbol "SGR" on October 18, 1996.

     Each outstanding share of Common Stock will entitle the holder thereof to five votes on each matter properly submitted to the shareholders of the Company for their vote, waiver, release or other action; except that no holder of outstanding shares of Common Stock will be entitled to exercise more than one vote on any such matter in respect of any share of Common Stock with respect to which there has been a change in beneficial ownership during the four years immediately preceding the date on which a determination is made of the shareholders of the Company who are entitled to vote or to take any other action. A change in beneficial ownership of an outstanding share of Common Stock will be deemed to have occurred whenever a change occurs in any person or persons who, directly or indirectly, through any contract, agreement, arrangement, understanding, relationship or otherwise has or shares any of the following:

          (a) voting power, which includes, without limitation, the right to vote or the power to direct the voting power of such share of Common Stock;

          (b) investment power, which includes, without limitation, the power to direct the sale or other disposition of such share of Common Stock;

          (c) the right to receive or to retain the proceeds of any sale or other disposition of such share of Common Stock; or

          (d) the right to receive or to retain any distributions, including, without limitation, cash dividends, in respect of such share of Common Stock.

Without limiting the generality of the foregoing, the following events or conditions will be deemed to involve a change in beneficial ownership of a share of Common Stock:

          (a) in the absence of proof to the contrary provided in accordance with certain procedures set forth below, a change in beneficial ownership will be deemed to have occurred (i) whenever an outstanding share of Common Stock is transferred of record into the name of any other person, and (ii) upon the issuance of shares in a public offering;

          (b) in the case of an outstanding share of Common Stock held of record in the name of a corporation, general partnership, limited partnership, voting trustee, bank, trust company, broker, nominee or clearing agency, if it has not been established pursuant to the procedures set forth below that there has been no change in the person or persons who or that direct the exercise of the rights referred to in (a) through (d), inclusive, above with respect to such outstanding share of Common Stock during the four years immediately preceding the date on which a determination is made of the shareholders of the Company entitled to vote or to take any other action, then a change in beneficial ownership of such share of Common Stock shall be deemed to have occurred during such period;

          (c) in the case of an outstanding share of Common Stock held of record in the name of any person as a trustee, agent, guardian or custodian under the Uniform Gifts to Minors Act as in effect in any jurisdiction, a change in beneficial ownership will be deemed to have occurred whenever there is a change in the beneficiary of such trust, the principal of such agent, the ward of such guardian, the minor for whom such custodian is acting or a change in such trustee, agent, guardian or custodian; or

          (d) in the case of outstanding shares of Common Stock beneficially owned by a person or group of persons, who, after acquiring, directly or indirectly, the beneficial ownership of 5% of the outstanding shares of Common Stock, fails to notify the Company of such ownership within ten days after such acquisition, a change in beneficial ownership of such shares of Common Stock will be deemed to occur on each day while such failure continues.

     Notwithstanding any other provisions in the Company's Restated Articles of Incorporation to the contrary, no change in beneficial ownership of an outstanding share of Common Stock shall be deemed to have occurred solely as a result of:

          (a) any transfer of any interest in an outstanding share of Common Stock pursuant to a bequest or inheritance, by operation of law upon the death of any individual or by any other transfer without valuable consideration, including, without limitation, a gift that is made in good faith and not for the purpose of circumventing the provisions of the Company's Restated Articles of Incorporation;

          (b) any changes in beneficiary of any trust, or any distribution of an outstanding share of Common Stock from trust, by reason of the birth, death, marriage or divorce of any natural person; the adoption of any natural person prior to age 18; or the passage of a given period of time or the attainment by any natural person of a specific age; or the creation or termination of any guardianship or custodial arrangement;

          (c) any appointment of a successor trustee, agent, guardian or custodian with respect to an outstanding share of Common Stock if neither such successor has nor its predecessor had the power to vote or to dispose of such share of Common Stock without further instructions from others;

          (d) any change in the person to whom dividends or other distributions in respect of an outstanding share of Common Stock are to be paid pursuant to the issuance or modification of a revocable dividend payment order;

          (e) any issuance of a share of Common Stock by the Company or any transfer by the Company of a share of Common Stock held in treasury other than in a public offering thereto, unless otherwise determined by the Board of Directors at the time of authorizing such issuance or transfer;

          (f) any giving of a proxy in connection with a solicitation of proxies subject to the provisions of Section 14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder promulgated;

          (g) any transfer, whether or not with consideration, among individuals related or formerly related by blood, marriage or adoption ("relatives") or between a relative and any person controlled by one or more relatives where the principal purpose for the transfer is to further the estate tax planning objectives of the transferor or of relatives of the transferor;

          (h) any appointment of a successor trustee as a result of the death of the predecessor trustee (which predecessor trustee shall have been a natural person);

          (i) any appointment of a successor trustee who or which was specifically named in a trust instrument prior to the effective date of this Offering; or

          (j) any appointment of a successor trustee as a result of the resignation, removal or failure to qualify of a predecessor trustee or as a result of mandatory retirement pursuant to the express terms of a trust instrument; provided, that less than 50% of the trustees administering any single trust will have changed (including in such percentage the appointment of the successor trustee) during the four-year period preceding the appointment of such successor trustee.

     All determinations concerning changes in beneficial ownership, or the absence of any such change, are made by the Board of Directors of the Company or, at any time when the Company employs a transfer agent with respect to the shares of Common Stock, at the Company's request, by such transfer agent on the Company's behalf. Written procedures designated to facilitate such determinations are to be established and may be amended, from time to time, by the Board of Directors. Such procedures will provide, among other things, the manner of proof of facts that will be accepted and the frequency with which such proof may be required to be renewed. The Company and any transfer agent will be entitled to rely on any and all information concerning beneficial ownership of the outstanding shares of Common Stock coming to their attention from any source and in any manner reasonably deemed by them to be reliable, but neither the Company nor any transfer agent shall be charged with any other knowledge concerning the beneficial ownership of outstanding shares of Common Stock.

     In the event of any stock split or stock dividend with respect to the outstanding shares of Common Stock, each share of Common Stock acquired by reason of such split or dividend will be deemed to have been beneficially owned by the same person from the same date as that on which beneficial ownership of the outstanding share or shares of Common Stock, with respect to which such share of Common Stock was distributed, was acquired.

     Each outstanding share of Common Stock, whether at any particular time the holder thereof is entitled to exercise five votes or one vote, shall be identical to all other shares of Common Stock in all respects, and together the outstanding shares of Common Stock will constitute a single class of shares of the Company.

PREFERRED STOCK

     The Board of Directors is authorized to provide for the issuance of 5,000,000 shares of Preferred Stock in one or more series and to fix the number of shares constituting any such series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the shareholders of the Company. The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of Common Stock. For example, issuance of Preferred Stock could result in a series of securities outstanding that would have preferences over the Common Stock with respect to dividends and in liquidation and that could (upon conversion or otherwise) enjoy all of the rights appurtenant to the Common Stock. The authority possessed by the Board of Directors to issue Preferred Stock could potentially be used to discourage attempts by others to obtain control of the Company through merger, tender offer, proxy, consent or otherwise by making such attempts more difficult to achieve or more costly. The Board of Directors may issue Preferred Stock without shareholder approval and with voting and conversion rights which could adversely affect the voting power of holders of Common Stock. There are no agreements or understandings for the issuance of Preferred Stock, and the Board of Directors has no present intention to issue any shares of Preferred Stock.

LOUISIANA FAIR PRICE AND CONTROL ACQUISITION STATUTES

     Under Louisiana law, the acquisition of voting power (a "control share acquisition") of an "issuing public corporation" that results in the purchaser acquiring voting power in excess of 20%, 33 1/3% or 51% of the total voting power of the issuing public corporation requires approval of a majority of the voting power of the issuing public corporation and each class entitled to vote separately on the proposal, excluding the shares of the acquiring person, any officer of the issuing public corporation and any employee of the issuing public corporation who is also a director of such corporation. Shares acquired in a control share acquisition without such approval will have no voting rights and under certain circumstances may be subject to a redemption by the corporation. The restrictions imposed under such law are applicable to all Louisiana corporations that fall within the definition of an "issuing public corporation" (as does the Company) unless the issuing public corporation's articles of incorporation or by-laws, as in effect before the acquisition has occurred, provide that such provisions do not apply. The Company's Restated Articles of Incorporation and Amended and Restated By-Laws do not contain such a provision; therefore, the above restrictions contained in Louisiana law do apply to the Company.

     In addition, if certain elections were to be made by the Company's Board of Directors under the Louisiana Business Corporation Law, unless certain price and procedural requirements are met, certain business combinations involving the Company and any holder of 20% or more of the Company's outstanding voting stock may be required to be approved by at least (i) 80% of the votes entitled to be cast by holders of the outstanding voting stock and (ii) two-thirds of the votes entitled to be cast by the holders of voting stock other than the voting stock held by such holder. This provision could be regarded as a deterrent to a takeover of the Company and could be applied selectively by the Board of Directors.

LIMITATION OF DIRECTOR AND OFFICER LIABILITY

     The Company's Restated Articles of Incorporation contain provisions which eliminate the personal liability of its directors and officers for monetary damages resulting from breaches of their fiduciary duty other than liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for violations under Section 92(D) of the Louisiana Business Corporation Law or any transaction from which the director or officer derived an improper personal benefit. The Restated Articles of Incorporation contain provisions requiring the indemnification of the Company's directors and officers to the fullest extent permitted by Section 83 of the Louisiana Business Corporation Law, including circumstances in which indemnification is otherwise discretionary. The Company agents believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

CLASSIFIED BOARD OF DIRECTORS

     The Company's Restated Articles of Incorporation provide that if the number of directors constituting the entire Board of Directors is increased to twelve or more members, then at the next meeting of shareholders at which directors are to be elected, the Board of Directors shall be divided into three classes, the members of which will serve staggered three-year terms. The Company believes that a classified board of directors could help to assure the continuity and stability of the Board's and Shaw's business strategies and policies as determined by the Board of Directors. The classified board provision, if implemented, could have the effect of making the removal of incumbent directors more time-consuming and, therefore, discouraging a third party from making a tender offer or otherwise attempting to obtain control of Shaw, even though such an attempt might be beneficial to Shaw and its shareholders. Thus, the classified board provision could increase the likelihood that incumbent directors would retain their positions.

ADVANCE NOTICE PROVISIONS FOR CERTAIN SHAREHOLDER ACTIONS

     The Company's Amended and Restated By-Laws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board or a committee thereof, of candidates for election as directors (the "Nomination Procedure") and with regard to certain matters to be brought before an annual meeting of shareholders of the Company (the "Business Procedure").

     Under the Business Procedure, a shareholder seeking to have any business conducted at an annual meeting must give prior written notice, in proper form, to the Secretary of the Company. The requirements as to the form and timing of that notice are specified in the Company's Amended and Restated By-Laws. If the Chairman or other officer presiding at a meeting determines that other business was not properly brought before such meeting in accordance with the Business Procedure, such business will not be conducted at the meeting.

     The Nomination Procedure requires that a shareholder give prior written notice, in proper form, of a planned nomination for the Company's Board of Directors to the Secretary of the Company. The requirements as to the form and timing of that notice are specified in the By-Laws. If the election inspectors determine that a person was not nominated in accordance with the Nomination Procedure, such person will not be eligible for election as a director.

     Although the By-Laws do not give the Board of Directors any power to approve or disapprove shareholder nominations for the election of directors or of any other business desired by shareholders to be conducted at an annual or any other meeting, the Company's Amended and Restated By-Laws (i) may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed, or (ii) may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to the Company and its shareholders.

SUPER MAJORITY PROVISIONS

     The Company's Restated Articles of Incorporation contain provisions requiring the affirmative vote of the holders of at least 75% of voting power of the Company's capital stock to amend certain provisions of the Articles, including provisions relating to the removal of directors.

     The Company's Restated Articles of Incorporation require the approval of the holders of at least 75% of the Company's outstanding shares of Common Stock, not including shares held by a Related Person (as defined below), to approve certain Business Combinations (as defined below) and related transactions. The term "Related Person" is defined to include any individual, corporation, partnership or other entity which owns beneficially, directly or indirectly, more than 5% of the outstanding shares of Common Stock of the Company. The term "Business Combination" is defined to include, among other things, (i) any merger or consolidation of the Company or a subsidiary of the Company which constitutes more than 50% of the assets of the Company, other than a merger or consolidation which results in the voting securities of the Company outstanding immediately prior thereto continuing to represent more than 50% of the combined voting power of the voting securities of the surviving entity; (ii) any sale, lease, exchange, transfer or other disposition of more than 50% of the assets of the Company; (iii) any reclassification of the Common Stock of the Company; and (iv) any liquidation or dissolution of the Company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is First Union National Bank, Charlotte, North Carolina.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company and the Selling Shareholder have agreed to sell to each of the Underwriters named below (the "Underwriters"), for whom Smith Barney Inc., Jefferies & Company, Inc. and Hoak Breedlove Wesneski & Co. are acting as representatives (the "Representatives"), and the Underwriters have severally agreed to purchase from the Company and the Selling Shareholders, the number of shares of Common Stock set forth opposite their respective names below:

                                                                                NUMBER OF
                                   UNDERWRITER                                   SHARES
    --------------------------------------------------------------------------  ---------
    Smith Barney Inc. ........................................................
    Jefferies & Company, Inc. ................................................
    Hoak Breedlove Wesneski & Co. ............................................

                                                                                ---------
              Total...........................................................
                                                                                =========

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to various conditions. The nature of the Underwriters' obligations are such that they are committed to take and pay for all of the shares offered hereby if any are purchased.

     The Company and the Selling Shareholders have been advised by the Underwriters that they propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page hereof and to certain selected dealers (who may include the Underwriters) at such price less a
concession not in excess of $     per share. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $     per share to
certain other dealers. After the initial offering, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Underwriters.

     The Company has granted to the Underwriters an option to purchase up to an additional 374,000 shares of Common Stock, at the public offering price less the underwriting discounts and commissions shown on the cover page of this Prospectus, solely to cover over-allotments, if any. Such option may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of additional shares that is proportional to such Underwriter's initial commitment.

     The Company and the executive officers and directors of the Company, including the Selling Shareholders, have agreed that they will not, for a period of 90 days following the date of this Prospectus, without the prior written consent of the Representatives, offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offering of, any shares of Common Stock beneficially owned by such person or entity or any securities convertible into, or exchangeable for, any shares of Common Stock (i) in a public offering or (ii) in a private offering, unless, in the case of the Company only, (a) such private offering shall occur more than 30 days after the date of this Prospectus, (b) the Company will issue shares of Common Stock in such private offering as full or partial consideration for the acquisition by merger or purchase of assets or businesses, and (c) the recipient of such Common Stock shall agree not to sell, offer to sell, grant any option for the sale of, or otherwise dispose of, such Common Stock for the remaining portion of the 90-day period from the date of this Prospectus.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

     John W. Sinders, Jr., a director of the Company and a member of its Audit Committee since March 1995, is a Managing Director of Jefferies & Company, Inc. As noted above, Jefferies & Company, Inc. is one of the Representatives. Mr. Sinders beneficially owns 9,500 shares of Common Stock.

                                 LEGAL MATTERS

     The validity of the issuance of the Common Stock will be passed upon for the Company and the Selling Shareholders by Fulbright & Jaworski L.L.P., Houston, Texas. Vinson & Elkins L.L.P., Dallas, Texas, is acting as counsel for the Underwriters in connection with certain legal matters relating to the Common Stock offered hereby. Fulbright & Jaworski L.L.P. and Vinson & Elkins L.L.P. will rely as to all matters of Louisiana law upon the opinion of Kantrow Spaht Weaver & Blitzer (A Professional Law Corporation), Baton Rouge, Louisiana, local counsel of the Company.

                                    EXPERTS

     The consolidated financial statements of The Shaw Group Inc. included and incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP and Hannis T. Bourgeois & Co., L.L.P., independent public accountants, as indicated in their reports with respect thereto, and are included and incorporated by reference herein in reliance upon the authority of such firms as experts in accounting and auditing. The single jointly signed auditor's report is considered to be the equivalent of two separately signed auditor's reports. Thus, each firm represents that it has complied with generally accepted auditing standards and is in a position that would justify being the only signatory of the report.

     The financial statements of Alloy Piping Products, Inc. incorporated by reference in this Prospectus have been audited by Roberts, Cherry & Company, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements and the supplemental consolidating schedules of Word Industries, Inc. and subsidiaries as of December 31, 1994 and 1993 and for the years then ended incorporated by reference in this prospectus from The Shaw Group Inc. Amendment No. 1 on Form 8-K/A-1 filed on March 29, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
THE SHAW GROUP INC. AND SUBSIDIARIES:
Report of Independent Public Accountants..............................................  F-2
Consolidated Balance Sheets as of August 31, 1994 and 1995............................  F-3
Consolidated Statements of Income for each of the three years in the period ended
  August 31, 1995.....................................................................  F-4
Consolidated Statements of Shareholders' Equity for each of the three years in the period ended August 31, 1995........................................................  F-5
Consolidated Statements of Cash Flows for each of the three years in the period ended
  August 31, 1995.....................................................................  F-6
Notes to Consolidated Financial Statements............................................  F-7
Unaudited Consolidated Balance Sheets at May 31, 1996 and August 31, 1995.............  F-17
Unaudited Consolidated Statements of Income for the three month and nine month periods ended May 31, 1996 and 1995.........................................................  F-18
Unaudited Consolidated Statements of Cash Flows for the nine month periods ended May
  31, 1996 and 1995...................................................................  F-19
Notes to Unaudited Consolidated Financial Statements..................................  F-20
NAPTECH, INC. AND SUBSIDIARY:
Unaudited Consolidated Balance Sheets as of June 30, 1996, March 29, 1996 and March
  31, 1995............................................................................  F-23
Unaudited Consolidated Statements of Operations for the three months ended June 30,
  1996, the year ended March 29, 1996, and the year ended March 31, 1995..............  F-24
Unaudited Consolidated Statements of Stockholders' Equity for the three months ended
  June 30, 1996, the year ended March 29, 1996, and the year ended March 31, 1995.....  F-25
Unaudited Consolidated Statements of Cash Flows for the three months ended June 30,
  1996, the year ended March 29, 1996, and the year ended March 31, 1995..............  F-26
Notes to Unaudited Consolidated Financial Statements..................................  F-27

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of The Shaw Group Inc.:

     We have audited the accompanying consolidated balance sheets of The Shaw Group Inc. (a Louisiana corporation), formerly named Shaw Industries, Inc., and subsidiaries as of August 31, 1994 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended August 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Shaw Group Inc. and subsidiaries as of August 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1995, in conformity with generally accepted accounting principles.

/s/  ARTHUR ANDERSEN LLP                        /s/  HANNIS T. BOURGEOIS & CO., L.L.P.
---------------------------                     --------------------------------------
Arthur Andersen LLP                             Hannis T. Bourgeois & Co., L.L.P.
New Orleans, Louisiana                          Baton Rouge, Louisiana

October 31, 1995

                      THE SHAW GROUP INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                           AUGUST 31,
                                                                 ------------------------------
                                                                    1994               1995
                                                                 -----------       ------------
Current assets:
  Cash.........................................................  $   555,049       $    766,319
  Cash in escrow...............................................    1,295,000                 --
  Investment in marketable securities..........................    1,424,719                 --
  Accounts receivable -- Note 7................................   37,355,042         48,238,346
  Receivables from unconsolidated entities -- Note 5...........    5,512,517          1,630,862
  Inventories -- Notes 4 and 7.................................   25,081,783         28,456,393
  Prepaid expenses.............................................      558,139            644,300
  Deferred income taxes -- Note 8..............................      763,600            857,400
                                                                 ------------      -------------
          Total current assets.................................   72,545,849         80,593,620
Investment in unconsolidated entities -- Note 5................    2,084,624          1,824,448
Property and equipment -- Notes 6 and 10:
  Transportation equipment.....................................      961,975            939,616
  Furniture and fixtures.......................................    2,699,315          3,837,829
  Machinery and equipment......................................    7,425,369         10,210,324
  Buildings and improvements...................................    5,863,503          7,302,977
  Assets acquired under capital leases.........................    2,606,863          2,693,616
  Land.........................................................      535,948          1,411,030
                                                                 ------------      -------------
                                                                  20,092,973         26,395,392
Less: Accumulated depreciation (including amortization of
  assets acquired under capital leases)........................   (4,515,130)        (6,338,976)
                                                                 ------------      -------------
                                                                  15,577,843         20,056,416
Other assets, net -- Note 3....................................    2,058,803          3,893,022
                                                                 ------------      -------------
                                                                 $92,267,119       $106,367,506
                                                                 ============      =============


                             LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Outstanding checks in excess of bank balance.................  $   400,451       $    781,185
  Accounts payable.............................................    8,261,420         15,059,300
  Accrued liabilities..........................................    3,492,901          5,561,045
  Current maturities of long-term debt -- Note 6...............    1,603,988          1,676,890
  Revolving line of credit -- Note 7...........................   24,931,958         14,001,285
  Current portion of obligations under capital leases -- Note
     10........................................................      436,328            481,411
  Deferred revenue -- prebilled................................      467,598            902,004
  Advanced billings............................................           --          2,135,820
                                                                 ------------      -------------
          Total current liabilities............................   39,594,644         40,598,940
Long-term debt, less current maturities -- Note 6..............      584,013          8,896,537
Obligations under capital leases, less current portion -- Note
  10...........................................................    1,095,725            709,547
Deferred income taxes -- Note 8................................    1,121,100          2,024,800
Shareholders' equity -- Notes 9 and 12:
  Preferred stock, no par value, 5,000,000 shares authorized,
     no shares issued and outstanding..........................           --                 --
  Common stock, no par value, 50,000,000 shares authorized;
     15,214,917 shares issued in 1994 and 1995; 8,552,001
     shares outstanding in 1994 and 1995.......................   39,711,434         39,711,434
  Retained earnings............................................   16,988,038         21,254,083
  Treasury stock, 6,662,916 shares in 1994 and 1995............   (6,827,835)        (6,827,835)
                                                                 ------------      -------------
          Total shareholders' equity...........................   49,871,637         54,137,682
                                                                 ------------      -------------
                                                                 $92,267,119       $106,367,506
                                                                 ============      =============

         The accompanying notes are an integral part of this statement.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                    YEAR ENDED       YEAR ENDED       YEAR ENDED
                                                    AUGUST 31,       AUGUST 31,       AUGUST 31,
                                                       1993             1994             1995
                                                   ------------     ------------     ------------
Income:
  Sales..........................................  $120,664,595     $113,176,824     $135,264,643
  Cost of sales..................................    98,977,254       96,522,760      110,578,027
                                                   -------------    -------------    -------------
  Gross profit...................................    21,687,341       16,654,064       24,686,616
General and administrative expenses..............    13,186,869       11,631,175       15,022,595
                                                   -------------    -------------    -------------
          Operating income.......................     8,500,472        5,022,889        9,664,021
Interest expense.................................    (2,234,247)      (1,731,456)      (2,828,968)
Other income, net................................        91,104          292,990          235,619
                                                   -------------    -------------    -------------
                                                     (2,143,143)      (1,438,466)      (2,593,349)
                                                   -------------    -------------    -------------
Income before income taxes.......................     6,357,329        3,584,423        7,070,672
Provision for income taxes -- Note 8.............     2,445,476        1,368,188        2,217,058
                                                   -------------    -------------    -------------
Income before earnings (losses) from
  unconsolidated entities........................     3,911,853        2,216,235        4,853,614
Earnings (losses) from unconsolidated entities...       301,416          792,144         (587,569)
                                                   -------------    -------------    -------------
Income before extraordinary item.................  $  4,213,269     $  3,008,379     $  4,266,045
Extraordinary item, less applicable income taxes
  of $204,000 -- Note 2..........................            --          370,455               --
                                                   -------------    -------------    -------------
Net income.......................................  $  4,213,269     $  3,378,834     $  4,266,045
                                                   =============    =============    =============
Earnings per common share -- Note 12:
Income before extraordinary item.................          $.63             $.39             $.50
Extraordinary item...............................            --              .05               --
                                                   -------------    -------------    -------------
Net income.......................................          $.63             $.44             $.50
                                                   =============    =============    =============

         The accompanying notes are an integral part of this statement.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                   COMMON STOCK             TREASURY STOCK                          TOTAL
                             ------------------------   -----------------------    RETAINED     SHAREHOLDERS'
                               SHARES       AMOUNT       SHARES       AMOUNT       EARNINGS        EQUITY
                             ----------   -----------   ---------   -----------   -----------   -------------
Balance, August 31, 1992...  12,264,917   $   713,370   5,396,563   $(1,511,221)  $ 9,395,935    $  8,598,084
Net income.................          --            --          --            --     4,213,269       4,213,269
Share purchase.............          --            --   1,226,492    (1,130,000)           --      (1,130,000)
Share sale.................          --        29,339    (778,822)      612,536            --         641,875
Share exchange to FVF
  minority shareholders....          --         6,004     (55,192)       50,850            --          56,854
                             ----------   -----------   ----------  ------------  -----------    ------------
Balance, August 31, 1993...  12,264,917       748,713   5,789,041    (1,977,835)   13,609,204      12,380,082
Net income.................          --            --          --            --     3,378,834       3,378,834
Share purchase.............          --            --     873,875    (4,850,000)           --      (4,850,000)
Share sale.................   2,875,000    37,612,721          --            --            --      37,612,721
Shares issued to acquire
  F.C.I. Pipe Support
  Sales, Inc. -- Note 3....      75,000     1,350,000          --            --            --       1,350,000
                             ----------   -----------   ----------  ------------  -----------    ------------
Balance, August 31, 1994...  15,214,917    39,711,434   6,662,916    (6,827,835)   16,988,038      49,871,637
Net income.................          --            --          --            --     4,266,045       4,266,045
                             ==========   ===========   ==========  ============  ===========    ============
Balance, August 31, 1995...  15,214,917   $39,711,434   6,662,916   $(6,827,835)  $21,254,083    $ 54,137,682
                             ==========   ===========   ==========  ============  ===========    ============

         The accompanying notes are an integral part of this statement.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                                     AUGUST 31,      AUGUST 31,      AUGUST 31,
                                                                        1993            1994            1995
                                                                     -----------    ------------    ------------
 Cash flows from operating activities:
   Net income......................................................  $4,213,269     $  3,378,834    $  4,266,045
   Adjustments to reconcile net income to net cash used in
     operating activities:
   Depreciation and amortization...................................   1,065,083        1,494,588       2,234,187
   Provision (benefit) for deferred income taxes...................    (145,000 )         90,500         809,900
   (Earnings) losses from unconsolidated entities over dividends
     received......................................................    (301,416 )       (442,145)        663,569
   Other...........................................................      (4,100 )       (314,981)         55,692
 Changes in assets and liabilities:
   (Increase) in receivables.......................................  (8,185,445 )    (12,208,847)     (8,265,755)
   (Increase) in inventories.......................................  (8,659,034 )       (641,726)     (2,830,372)
   (Increase) decrease in other current assets.....................    (875,670 )          8,853         (67,571)
   (Increase) in other assets......................................          --         (200,713)     (1,004,108)
   Increase (decrease) in accounts payable.........................   4,479,694       (2,822,608)      6,650,126
   Increase (decrease) in deferred revenue -- prebilled............  (2,627,432 )       (288,563)        156,014
   Increase (decrease) in accrued liabilities......................   3,951,045       (2,812,737)        665,216
   Increase (decrease) in advanced billings........................          --               --       2,135,820
                                                                     -----------    ------------    ------------
 Net cash provided by (used in) operating activities...............  (7,089,006 )    (14,759,545)      5,468,763
 Cash flows from investing activities:
   Investment in unconsolidated entities...........................    (266,325 )     (1,316,408)       (381,678)
   Investment in subsidiaries......................................          --       (2,101,909)       (482,243)
   Proceeds from sale of property and equipment....................      26,622            9,537          70,275
   Purchase of property and equipment..............................  (1,301,516 )     (4,708,509)     (4,591,595)
   Purchase of marketable securities...............................    (504,308 )       (920,411)       (269,351)
   Cash transferred to escrow fund.................................    (493,000 )       (802,000)      1,295,000
   Sale of marketable securities...................................          --               --       1,694,070
                                                                     -----------    ------------    ------------
 Net cash used in investing activities.............................  (2,538,527 )     (9,839,700)     (2,665,522)
 Cash flows from financing activities:
   Net proceeds (repayments) from revolving credit agreement.......  10,910,850       (2,173,750)    (10,930,673)
   Proceeds from issuance of debt..................................     265,018        1,245,884      10,208,218
   Repayment of debt and leases....................................    (904,341 )    (11,115,124)     (2,250,250)
   Increase (decrease) in outstanding checks in excess of bank
     balance.......................................................     210,742         (380,255)        380,734
   Purchase of treasury stock......................................  (1,130,000 )     (1,000,000)             --
   Issue common stock..............................................          --       37,619,309              --
   Issue treasury stock............................................     641,875               --              --
                                                                     -----------    ------------    ------------
 Net cash provided by (used in) financing activities...............   9,994,144       24,196,064      (2,591,971)
                                                                     -----------    ------------    ------------
 Net increase (decrease) in cash...................................     366,611         (403,181)        211,270
 Cash -- beginning of year.........................................     591,619          958,230         555,049
                                                                     -----------    ------------    ------------
 Cash -- end of year...............................................  $  958,230     $    555,049    $    766,319
                                                                     ===========    ============    ============
 Supplemental disclosures:
   Cash payments for:
     Interest......................................................  $2,240,978     $  1,823,509    $  2,842,980
                                                                     ===========    ============    ============
     Income taxes..................................................  $3,092,443     $  3,151,457    $  1,248,166
                                                                     ===========    ============    ============
 Noncash investing and financing activities:
   Property and equipment acquired through issuance of debt........  $5,104,163     $    366,852    $     86,363
                                                                     ===========    ============    ============
   Investment in subsidiaries acquired through issuance of common
     stock.........................................................  $       --     $  1,350,000    $         --
                                                                     ===========    ============    ============
   Treasury stock acquired through issuance of debt................  $       --     $  3,850,000    $         --
                                                                     ===========    ============    ============
   Investment in unconsolidated entities through reduction in
     receivables...................................................  $       --     $         --    $  1,015,000
                                                                     ===========    ============    ============
 Property and equipment acquired through recovery of investment in
   unconsolidated subsidiary.......................................  $       --     $         --    $  1,075,300
                                                                     ===========    ============    ============

         The accompanying notes are an integral part of this statement.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of The Shaw Group Inc., formerly named Shaw Industries, Inc. (the Company), and its wholly-owned subsidiaries National Fabricators, Inc., B. F. Shaw, Inc., Lone Star Fabricators, Inc., Secorp, Inc., Shaw International, Inc. and FVF, Inc. During 1993, the Company acquired the remaining outstanding shares of FVF, Inc. and formed Sunland Fabricators, Inc. to acquire an existing fabrication facility and related inventory. During 1994, the Company acquired Fronek Company, Inc. and F.C.I. Pipe Support Sales, Inc. During 1995, the Company acquired the 50% interest of the other participant in the Shaw-Formiconi joint venture in Venezuela to form a wholly-owned subsidiary, Manufacturas Shaw South America, C.A. In addition, during 1995 the Company formed Shaw Group International, Inc. All material intercompany accounts and transactions have been eliminated in these financial statements.

  Cash and Cash Equivalents

     For purposes of reporting cash flows, all highly liquid investments with a maturity of three months or less when purchased are cash equivalents.

  Accounts Receivable and Credit Risk

     The Company's customers include major multi-national construction and engineering firms and industrial corporations. Work is performed under contract and the Company believes that its credit risk is minimal. The Company grants short-term credit to its customers.

     Uncollectible accounts receivable are charged directly against earnings when they are determined to be uncollectible. Charge-offs have not been material. Use of this method does not result in a material difference from the valuation method required by generally accepted accounting principles.

  Inventories

     Inventories are stated at the lower of cost or market. Cost is determined using the average cost method.

  Work in Process

     The Company's primary business is fabricating piping systems. Work in process includes the costs accumulated in the fabrication process for units (spools) only partially completed.

  Property and Equipment

     Property and equipment is recorded at cost. Additions and improvements are capitalized. Maintenance and repair expenses are charged to income as incurred. The cost of property sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the property and related accumulated depreciation accounts, and any gain or loss is credited or charged to income.

     For financial reporting purposes, depreciation is provided by utilizing the straight-line method over the following estimated useful service lives:

            Transportation Equipment................................  5-10 Years
            Furniture and Fixtures..................................   5-7 Years
            Machinery and Equipment.................................  3-18 Years
            Buildings and Improvements..............................  8-40 Years

                      THE SHAW GROUP INC. AND SUBSIDIARIES

  Income Taxes

     The Company provides for deferred taxes in accordance with FASB Statement 109, which requires an asset and liability approach for measuring deferred tax assets and liabilities due to temporary differences existing at year end using currently enacted tax rates.

  Revenues

     Revenue on fabrication contracts is generally recognized upon the completion of an individual spool of production. A spool consists of piping materials and associated shop labor to form a pre-fabricated unit according to contract specifications. During the fabrication process, all direct and indirect costs related to the fabrication process are capitalized as work in process inventory. Capitalized costs are charged to earnings upon completion of the fabrication process for each spool. Spools are generally shipped to job site locations when complete.

     The Company also contracts with certain customers on a fixed price basis. Revenue is recognized as spools are completed. Excess costs and excess billings are not material.

     Profit related to prebilled materials is deferred until the fabrication of the spools is completed.

  Reclassifications

     Certain reclassifications have been made to the prior year's financial statements in order to conform to current reporting practices.

NOTE 2 -- INITIAL PUBLIC OFFERING

     In December 1993, the Company completed the initial public offering (the "IPO") of its Common Stock. The Company issued 2,875,000 shares at $14.50 per share. Net proceeds to the Company, after underwriting discounts and commissions and other expenses of the offering, were approximately $38 million. The net proceeds from the offering were used primarily to repay the Company's outstanding indebtedness. As a result of its early retirement of certain debt instruments, the Company recognized an extraordinary gain of approximately $370,000 (net of income tax).

NOTE 3 -- ACQUISITIONS

     On April 29, 1994, the Company acquired the business of Fronek Company, Inc. (FCI), an engineering firm with offices located in Englewood, New Jersey and Toronto, Canada, and F.C.I. Pipe Support Sales, Inc. (PSSI), a pipe support fabrication facility in Longview, Texas. These acquisitions were completed through the issuance of 75,000 shares of the Company's common stock valued at $1,350,000 and cash of $2,130,524. In addition, the Company agreed to issue options to acquire up to 57,000 shares of common stock and additional cash payments up to $300,000 based on the future earnings of FCI and PSSI through 1997.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

     These acquisitions were accounted for using the purchase method of accounting. The excess of cost over the estimated fair value of the net assets acquired of $1,565,912, included in other assets, is being amortized over twenty years using the straight-line method. The estimated fair values of assets and liabilities acquired are as follows:

            Cash.....................................................  $   35,203
            Accounts receivable......................................   1,195,502
            Inventory................................................     925,923
            Property and equipment...................................     798,371
            Other assets.............................................      29,786
            Goodwill.................................................   1,565,912
            Accounts payable.........................................    (470,755)
            Accrued liabilities......................................    (177,226)
            Notes payable............................................     (18,110)
            Line of credit...........................................    (404,082)
                                                                       ----------
                                                                       $3,480,524
                                                                       ==========

     The pro forma effect of this acquisition, as though it had occurred at the beginning of each of the two years in the period ended August 31, 1994, is not material to the operating results of the Company.

     On December 15, 1994, the Company acquired the 50% interest of the other participant in the Shaw-Formiconi joint venture located in Venezuela, together with the concurrent acquisition of certain land, buildings and other assets used by the venture. The total amount of the purchase price related to this acquisition, including the selling participant's share of joint venture profits, was approximately $2,900,000. The purchase method was used to account for the acquisition. The $755,675 of excess cost over the estimated fair value of the assets acquired, which is included in other assets, is being amortized over twenty years using the straight-line method. The name of the wholly-owned continuing entity is Manufacturas Shaw South America, C.A. The estimated fair values of assets and liabilities acquired are as follows:

            Inventories..............................................  $  272,119
            Property and equipment...................................     421,702
            Goodwill.................................................     755,675
            Other assets.............................................      71,837
            Accounts payable.........................................    (198,430)
            Deferred revenue.........................................    (139,196)
            Accrued liabilities......................................    (701,464)
                                                                       ----------
                                                                       $  482,243
            Cash acquired............................................   1,104,673
            Land and building concurrently acquired..................   1,313,084
                                                                       ----------
            Cost of acquisition......................................  $2,900,000
                                                                       ==========

                      THE SHAW GROUP INC. AND SUBSIDIARIES

     The following summarized income statement data reflects the impact the acquisition of the other participant's interest in the joint venture would have had on the Company's results of operations if the transaction had taken place on September 1, 1993:

                                                                       (UNAUDITED)
                                                                    PRO FORMA RESULTS
                                                                   FOR THE YEAR ENDED
                                                                       AUGUST 31,
                                                              -----------------------------
                                                                  1994             1995
                                                              ------------     ------------
    Gross revenue...........................................  $120,512,408     $137,205,431
                                                              ============     ============
    Net income..............................................  $  4,170,978     $  4,294,644
                                                              ============     ============
    Earnings per common share...............................  $        .54     $        .50
                                                              ============     ============

NOTE 4 -- INVENTORIES

     The major components of inventories consist of the following:

                                                                        AUGUST 31,
                                                                ---------------------------
                                                                   1994            1995
                                                                -----------     -----------
    Finished Goods............................................  $ 1,177,680     $ 2,023,748
    Raw Materials.............................................   17,844,091      21,596,205
    Work In Process...........................................    6,060,012       4,836,440
                                                                -----------     -----------
                                                                $25,081,783     $28,456,393
                                                                ===========     ===========

NOTE 5 -- INVESTMENT IN UNCONSOLIDATED ENTITIES

     During the years ended August 31, 1994 and 1995, the Company invested $250,000 and $1,880,000, respectively in Shaw-Nass Middle East, W.L.L., the Company's Bahrain joint venture ("Shaw-Nass"). The Company owns 49% of Shaw-Nass and accounts for this investment on the equity basis. As such, during the years ended August 31, 1994 and 1995, the Company recognized losses of $-0- and $205,968, respectively from Shaw-Nass. No distributions have been received through August 31, 1995 from Shaw-Nass.

     As discussed in Note 3, the Company purchased the 50% interest of the other participant in its Venezuelan joint venture, together with the concurrent acquisition of certain land, buildings and other assets used by the venture. The Company had previously accounted for its investment in the joint venture as an unconsolidated subsidiary under the equity method and had recognized net income of approximately $792,000 during the year ended August 31, 1994 and $29,000 during the period from September 1 to December 15, 1994.

     In February 1994, the Company entered into a joint venture agreement with Sino-Thai Engineering and Construction Co., Ltd. and PAE (Thailand) Company Limited for the formation of Shaw Asia Company, Ltd. (Shaw Asia) to construct and operate a pipe fabrication facility in Thailand. During the year ended August 31, 1994, the Company recognized no income from Shaw Asia as its operations were not significant. During the year ended August 31, 1995, the venture did not achieve the desired level of activity, and the Company withdrew from the joint venture. In conjunction with the withdrawal, the Company recovered approximately $1.1 million in equipment from the joint venture which reduced its net investment to approximately $400,000. The remaining balance was charged off.

     In addition, as of August 31, 1994 and 1995, the Company had outstanding receivables from its unconsolidated entities totaling $5,512,517 and $1,630,862 respectively. These receivables relate primarily to inventory and equipment sold to the entities.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

NOTE 6 -- LONG-TERM DEBT

     Long-term debt consisted of:

                                                                        AUGUST 31,
                                                                ---------------------------
                                                                   1994            1995
                                                                -----------     -----------
    Installment note payable; 11.5% interest rate; $300
      monthly payments secured by mortgage on equipment with
      an approximate net book value of $8,500 as of August 31,
      1995....................................................  $     7,103     $     3,990
    Note payable to a bank; variable interest rate based upon
      London Interbank offering rate (LIBOR) plus 85 to 200
      basis points depending upon certain financial ratios.
      Interest rate as of August 31, 1995 was 7.625%; 60
      monthly principal payments of $50,000 through May 31,
      2000; secured by equipment with an approximate net book
      value of $2,825,000 as of August 31, 1995...............           --       2,900,000
    Notes payable to insurance companies; variable interest
      rates based on 30 day commercial paper rates plus 190 to
      235 basis points ranging from 7.9% to 8.4% as of August
      31, 1995; payable in monthly installments based on a
      ten-year amortization; loans expire in five years;
      secured by property and equipment with an approximate
      net book value of $7,975,000 as of August 31, 1995 and
      guaranties by the Company and certain subsidiaries of
      the Company.............................................           --       7,089,437
    Note payable to a corporation; interest payable quarterly
      at 60% of prime rate which was 7.875% as of August 31,
      1995; principal repayable in annual installments through
      December 15, 1995, unsecured............................    1,110,000         580,000
    Notes payable to a bank; interest payable monthly at 2.0%
      above prime rate; 6 monthly principal payments of
      $60,000, 7 monthly principal payments of $24,000 with
      remaining balance due on November 24, 1994..............    1,070,898              --
                                                                -----------     -----------
    Total debt................................................    2,188,001      10,573,427
    Less: current maturities..................................   (1,603,988)     (1,676,890)
                                                                -----------     -----------
    Total long-term debt                                        $   584,013     $ 8,896,537
                                                                ===========     ===========

     Annual maturities of long-term debt during each year ending August 31, are as follows:

    1996....................................................................  $ 1,676,890
    1997....................................................................    1,135,638
    1998....................................................................    1,180,335
    1999....................................................................    1,229,378
    2000 and thereafter.....................................................    5,351,186
                                                                              -----------
                                                                              $10,573,427
                                                                              ===========

     Certain of the debt agreements contain restrictive covenants which the Company is required to meet including financial ratios and minimum capital levels. As of August 31, 1995, the Company was in compliance with the covenants or had obtained the required waivers.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

     The estimated fair value of long-term debt, based on borrowing rates currently available to the Company for notes with similar terms and average maturities, was approximately $2,188,000 as of August 31, 1994. As of August 31, 1995, the fair value of long-term debt approximated its carrying value.

NOTE 7 -- REVOLVING LINE OF CREDIT

     In 1995, the Company entered into a new loan and security agreement with its commercial lenders which allows the Company to borrow up to $30,000,000 under a revolving line of credit at an interest rate based upon the London Interbank Offering Rate (LIBOR) plus 85 to 200 basis points depending upon certain financial ratios. This replaced the prior year revolving line of credit which allowed the Company to borrow up to $35,000,000 at an interest rate of 1.25% above prime. During 1994 and 1995, the maximum amount outstanding was approximately $28,058,000 and $29,318,000, respectively, and the average amount outstanding was $16,687,931 and $24,441,463, respectively, at weighted average interest rates of 8.73% and 9.79%, respectively. The new agreement expires December 31, 1997.

     The line of credit is secured by the Company's accounts receivable and inventories.

     The line of credit is also subject to certain restrictive covenants similar to those of the long-term debt. As of August 31, 1995, the Company was in compliance with these covenants or had obtained the required waivers.

NOTE 8 -- INCOME TAXES

     A summary of net deferred taxes is as follows:

                                                                        AUGUST 31,
                                                                ---------------------------
                                                                   1994            1995
                                                                -----------     -----------
    Deferred tax assets.......................................  $   763,600     $   857,400
    Deferred tax liabilities..................................   (1,121,100)     (2,024,800)
                                                                -----------     -----------
    Net deferred taxes........................................  $  (357,500)    $(1,167,400)
                                                                ===========     ===========

     The significant components of net deferred taxes are as follows:

    Assets:
      Tax basis of inventory in excess of book basis............  $  195,800     $  184,200
      Expenses not currently deductible.........................     567,800        673,200
                                                                  ----------     ----------
                                                                  $  763,600     $  857,400
                                                                   =========      =========
    Liabilities:
      Excess tax over financial reporting asset basis...........  $  940,900     $1,751,300
      Income not currently taxable..............................     180,100        273,500
                                                                  ----------     ----------
                                                                  $1,121,000     $2,024,800
                                                                   =========      =========

     Income before provision for income taxes for the years ended August 31 was as follows:

                                                        1993           1994           1995
                                                     ----------     ----------     ----------
    Domestic.......................................  $6,357,329     $3,584,423     $1,803,426
    Foreign........................................          --             --      5,267,246
                                                     ----------     ----------     ----------
    Total..........................................  $6,357,329     $3,584,423     $7,070,672
                                                     ==========     ==========     ==========

                      THE SHAW GROUP INC. AND SUBSIDIARIES

     The provision for income taxes for the years ended August 31 was as follows:

                                                        1993           1994           1995
                                                     ----------     ----------     ----------
    Current........................................  $2,299,083     $1,271,888     $1,423,158
    Deferred.......................................    (145,000)      (113,500)       809,900
    State..........................................     291,393        209,800        (16,000)
                                                     ----------     ----------     ----------
    Total..........................................  $2,445,476     $1,368,188     $2,217,058
                                                     ==========     ==========     ==========

     A reconciliation of Federal statutory and effective income tax rates for the years ended August 31 was as follows:

                                                              1993         1994         1995
                                                              ----         ----         ----
    Statutory rate..........................................   34%          34%          34%
    State taxes provided....................................    4            5           --
    Other...................................................   --           (1)          (3)
                                                               --           --           --
    Total...................................................   38%          38%          31%
                                                               ==           ==           ==

NOTE 9 -- TREASURY STOCK

     The Company previously had two classes of common stock. The classes had identical rights, preferences and powers except that Class A common stock had certain voting preferences. In connection with the Company's initial public offering, the Company's charter was amended to provide for only one class of common stock; however, holders for at least four consecutive years generally have voting preferences. Also, the amended charter authorizes the Board of Directors to approve the issuance of preferred stock.

     During 1993, the Company acquired from one of its shareholders 1,226,492 shares of common stock for a total cost of $1,130,000. The Company, acting as agent, immediately resold 778,822 shares to certain members of management for approximately the acquisition price per share.

     Also during 1993, 55,192 shares of common stock held as treasury stock were issued in exchange for the remaining 199 outstanding shares of FVF, Inc. which were not owned by the Company. The Company now owns 100% of the stock of FVF, Inc. The stock issued by the Company was recorded at the book value of the pro rata share of the assets and liabilities acquired which was not materially different than the market value at the date of exchange.

     During fiscal 1994, prior to its initial public offering, the Company repurchased 873,875 shares of Common Stock from one of its stockholders for $4,850,000.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

NOTE 10 -- LEASES

     Capital leases -- The Company leases an aircraft, computers, office equipment and machinery under various non-cancelable lease agreements. Minimum lease rentals have been capitalized and the related assets and obligations recorded utilizing various interest rates. The assets are amortized on the straight-line method over the lease terms and interest expense is accrued on the basis of the outstanding lease obligations.

     Assets acquired under capital leases -- net of accumulated amortization are as follows:

                                                                         AUGUST 31,
                                                                  -------------------------
                                                                     1994           1995
                                                                  ----------     ----------
    Transportation equipment....................................  $1,710,270     $1,710,270
    Furniture and fixtures......................................     812,599        899,352
    Machinery and equipment.....................................      83,994         83,994
                                                                  ----------     ----------
                                                                  $2,606,863     $2,693,616
    Less: accumulated amortization..............................    (377,486)      (595,520)
                                                                  ----------     ----------
                                                                  $2,229,377     $2,098,096
                                                                  ==========     ==========

     The following is a summary of future obligations under capital leases (present value of future minimum rentals):

        Minimum lease payments:
        1996.............................................................  $  574,047
        1997.............................................................     726,731
        1998.............................................................      29,386
        1999.............................................................      18,591
                                                                           ----------
        Total minimum lease payments.....................................  $1,348,755
        Less: amount representing interest...............................    (157,797)
                                                                           ----------
                                                                           $1,190,958
        Less: current portion............................................    (481,411)
                                                                           ----------
        Long-term obligations under capital leases.......................  $  709,547
                                                                           ==========

     Operating leases -- The Company leases certain offices, fabrication shops, warehouse facilities, office equipment and machinery under non-cancelable operating lease agreements which expire at various times and which require various minimum rentals. The non-cancelable operating leases which were in effect as of August 31, 1995, require the Company to make the following future minimum lease payments:

     For the year ending August 31:

        1996.............................................................  $  773,336
        1997.............................................................     779,626
        1998.............................................................     676,278
        1999.............................................................     503,197
        2000 and thereafter..............................................     314,795
                                                                           ----------
        Total minimum lease payments.....................................  $3,047,232
                                                                           ==========

NOTE 11 -- COMMITMENTS AND CONTINGENCIES

     The Company entered into a commitment to purchase materials from a supplier, which is owned by a former stockholder of the Company. In return for access to the supplier's network of manufacturers and

                      THE SHAW GROUP INC. AND SUBSIDIARIES
suppliers and for anticipated cost benefits related to quantity purchase discounts, the Company agreed to purchase quantities from this supplier sufficient to guaranty the supplier approximately $1,700,000 of gross profit (as defined in such agreement). The agreement requires the Company to pay liquidated damages of up to $246,000 per year, through the year 1997, if purchases are not sufficient to amortize the total commitment over seven years. Because of the Company's growth and the availability of alternative suppliers at attractive prices, the Company has paid liquidated damages of $240,751, $244,991 and $244,272 for the years ended August 31, 1993, 1994 and 1995, respectively.

     As of August 31, 1995, the Company has committed to purchase approximately $6.9 million of additional pipe bending machines for its domestic facilities.

     The Company has posted letters of credit aggregating approximately $7.6 million as of August 31, 1995 to secure its performance under certain contracts and insurance arrangements, as well as its purchase of three pipe bending machines for its domestic facilities.

     Venezuela, where the Company's subsidiary Manufacturas Shaw South America, C.A. operates, has been experiencing a monetary and economic crisis. In response, the Venezuelan government has imposed among other things, foreign exchange controls that could affect the subsidiary's ability to distribute profits to the Company or otherwise convert local currency into United States dollars.

NOTE 12 -- EARNINGS PER COMMON SHARE

     In connection with the initial public offering of 2,500,000 shares of its Common Stock, the Company's shareholders approved a stock split and recapitalization on December 6, 1993 which caused the number of outstanding shares to increase from 4,567.5 to 5,602,000. For all periods, the share amounts and per share data throughout the financial statements have been adjusted to give effect to the stock split. Earnings per common share is calculated based on the weighted average number of shares outstanding during the periods, adjusted for the effect of the stock split and for the stock sales made during fiscal 1993 as if such sales were made at the beginning of each period: 6,697,000 in 1993; 7,744,209 in 1994 and 8,552,001 in 1995. The stock options discussed in
Note 14 are not considered in calculating earnings per share because they are not significant.

NOTE 13 -- MAJOR CUSTOMERS AND EXPORT SALES

     For the year ended August 31, 1993, sales to customers accounting for more than 10% of sales totaled $16,500,000 and $13,400,000 for two customers and comprised 24% of sales. For the year ended August 31, 1994, sales to customers accounting for more than 10% of sales totaled $13,100,000 and $11,900,000 for two customers and comprised 22% of sales. For the year ended August 31, 1995, sales to customers accounting for more than 10% of sales totaled $23,700,000 and $19,100,000 for two customers and comprised 32% of sales. Because of the nature of the Company's business, the significant customers vary between years.

     For the years ended August 31, 1993, 1994 and 1995, the Company has included as part of its international sales approximately $38,000,000, $32,000,000, and $40,000,000, respectively, of exports from its domestic facilities.

NOTE 14 -- EMPLOYEE BENEFIT PLANS

     Effective with its initial public offering, the Company adopted a Stock Option Plan (the Plan) under which both qualified and non-qualified options may be granted. 850,000 shares of common stock are reserved for issuance under the Plan, 445,000 of which are subject to the approval of the Company's shareholders at the next annual meeting. The Plan is administered by a committee of the Board, which selects persons eligible to receive options and determines the number of shares subject to each option, the vesting schedule, the option price, and the duration of the option. In the case of qualified options, the exercise price cannot be less than 100% of the fair market value on date of grant and the duration cannot exceed 10 years.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

     During the year ended August 31, 1994, the Company issued 210,500 options with exercise prices of $15.00 to $16.25 per share and expiration dates through 2004. In September 1994, the Company issued an additional 10,000 options at $11.50 per share. In November 1994, the Company repriced the exercise prices of all outstanding options to date to $5.875 per share and established a uniform vesting schedule. In May 1995, the Company issued an additional 210,000 options with an exercise price of $6.25 per share and expiration dates through 2005 subject to a vesting schedule similar to the previously issued options.

     In connection with the Company's acquisition of FCI and PSSI during 1994, 5,000 options with an exercise price of $18.00 were issued. The options expire in 2004 and are currently exercisable. In January 1995, the exercise price of these options was amended to $5.875 per share. In addition, in 1994 the Company granted options contingent upon the ability of FCI and PS SI to generate consolidated net income in excess of certain thresholds during the fiscal years ending August 31, 1995, 1996 and 1997. The maximum number of options issuable under this plan is 19,000 per year or 57,000. These options expire in 2004 and have an exercise price equal to the closing price quoted on the last business day of the respective fiscal year. The minimum threshold for the fiscal year ended August 31, 1995 was not met, and therefore, no options will be issued for that year.

     During 1994, the Company adopted a voluntary 401(k) profit sharing plan for substantially all employees who are not subject to collective bargaining agreements. The plan provides for the eligible employee to contribute from 1% to 10% of annual compensation, subject to an annual limit, with the Company matching 50% of the employee's eligible contribution up to 6%. The Company's contribution to this plan during 1994 and 1995 was approximately $102,000 and $220,000, respectively.

NOTE 15 -- RELATED PARTY TRANSACTIONS

     During 1994, the Company entered into an employment agreement with the President and Chief Executive Officer (CEO) of the Company. Under terms of the agreement, the President and CEO has agreed to serve in that capacity until December 31, 1996 (subject to an automatic three-year extension) and will receive, among other things, an annual base salary of $500,000, participation in the Company's annual bonus plan as determined by the Compensation Committee of the Board of Directors, and other benefits such as health and life insurance. In the event the President and CEO's employment is terminated due to events as defined in the agreement, the President and CEO will receive a lump-sum payment equal to the full amount payable under the agreement.

     During 1995, the Company entered into several loan agreements with key management some of which were non-interest bearing. The impact of discounting such loans to record interest income was not significant. The balance of these employee loan receivables as of August 31, 1995 was $231,900.

NOTE 16 -- FOREIGN CURRENCY TRANSACTIONS

     The Company's wholly-owned subsidiary in Venezuela has assets and liabilities denominated in Venezuelan Bolivars. In accordance with SFAS 52, the U.S. dollar is used as the functional reporting currency since the Venezuelan economy is defined as highly inflationary. Therefore, the assets and liabilities must be translated into U.S. dollars using year-end exchange rates except for inventory and property, which are consolidated using the rates in effect when those assets were acquired. During 1995, the Venezuelan government fixed the exchange rate for Bolivars, thus there was no change in the exchange rate used to translate these assets and liabilities, and accordingly no gain or loss has been recognized in income by this translation. The net monetary asset position of the Company as of August 31, 1995, was $2.6 million. During the year ended August 31, 1995, the Company recognized as part of its sales aggregate exchange gains of approximately $.9 million relating to collections on contracts in progress during the year.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                    MAY 31,         AUGUST 31,
                                                                      1996             1995
                                                                  ------------     ------------
                                                                           (UNAUDITED)
Current assets:
  Cash and cash equivalents.....................................  $  3,340,881     $    766,319
  Accounts receivable...........................................    75,804,969       48,238,346
  Receivables from unconsolidated entities......................     1,895,704        1,630,862
  Inventories...................................................    58,511,763       28,456,393
  Prepaid expenses..............................................     1,984,652          644,300
  Deferred income taxes.........................................       857,400          857,400
                                                                  ------------     ------------
          Total current assets..................................   142,395,369       80,593,620
Investment in unconsolidated entities...........................     2,199,590        1,824,448
Property and equipment:
  Transportation equipment......................................     1,163,493          939,616
  Furniture and fixtures........................................     4,770,004        3,837,829
  Machinery and equipment.......................................    27,796,226       10,210,324
  Buildings and improvements....................................    14,728,746        7,302,977
  Assets acquired under capital leases..........................     3,693,515        2,693,616
  Land..........................................................     3,116,640        1,411,030
                                                                  ------------     ------------
                                                                    55,268,624       26,395,392
  Less: Accumulated depreciation (including amortization of
     assets acquired under capital leases)......................    (8,586,515)      (6,338,976)
                                                                  ------------     ------------
                                                                    46,682,109       20,056,416
Other assets, net...............................................     7,387,601        3,893,022
                                                                  ------------     ------------
                                                                  $198,664,669     $106,367,506
                                                                  ============     ============
                             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Outstanding checks in excess of bank balance..................  $  3,782,025     $    781,185
  Accounts payable..............................................    30,501,921       15,059,300
  Accrued liabilities...........................................     6,677,880        5,561,045
  Current maturities of long-term debt..........................     5,582,941        1,676,890
  Revolving line of credit......................................    37,587,432       14,001,285
  Current portion of obligations under capital leases...........       385,138          481,411
  Deferred revenue -- prebilled.................................     2,172,826          902,004
  Advance billings..............................................    10,807,411        2,135,820
                                                                  ------------     ------------
          Total current liabilities.............................    97,497,574       40,598,940
Long-term debt, less current maturities.........................    26,458,250        8,896,537
Obligations under capital leases, less current portion..........     1,676,813          709,547
Deferred income taxes...........................................     2,747,195        2,024,800
Shareholders' equity:
  Preferred stock, no par value, 5,000,000 shares authorized; no
     shares issued and outstanding..............................            --               --
  Common stock, no par value, 50,000,000 shares authorized;
     16,152,468 and 15,214,917 shares issued; 9,489,552 and
     8,552,000 shares outstanding, respectively.................    49,904,875       39,711,434
Retained earnings...............................................    27,207,797       21,254,083
Treasury stock, 6,662,916 shares................................    (6,827,835)      (6,827,835)
                                                                  ------------     ------------
          Total shareholders' equity............................    70,284,837       54,137,682
                                                                  ------------     ------------
                                                                  $198,664,669     $106,367,506
                                                                  ============     ============

         The accompanying notes are an integral part of this statement.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                              THREE MONTHS ENDED             NINE MONTHS ENDED
                                                   MAY 31,                        MAY 31,
                                          --------------------------    ---------------------------
                                             1996           1995            1996           1995
                                          -----------    -----------    ------------    -----------
                                                 (UNAUDITED)                    (UNAUDITED)
 Income:
   Sales...............................   $63,780,409    $31,833,239    $152,155,657    $90,096,117
   Cost of sales.......................    50,943,249     25,037,483     123,411,516     74,118,847
                                          -----------    -----------    ------------    -----------
      Gross profit.....................    12,837,160      6,795,756      28,744,141     15,977,270
 General and administrative expenses...     7,985,001      3,657,307      17,613,995     10,453,990
                                          -----------    -----------    ------------    -----------
      Operating income.................     4,852,159      3,138,449      11,130,146      5,523,280
 Interest expense......................    (1,229,755)      (771,725)     (2,403,834)    (2,270,887)
                                          -----------    -----------    ------------    -----------
 Income before income taxes............     3,622,404      2,366,724       8,726,312      3,252,393
 Provision for income taxes............     1,340,000        708,149       3,058,726        975,294
                                          -----------    -----------    ------------    -----------
 Income before earnings from
   unconsolidated entities.............     2,282,404      1,658,575       5,667,586      2,277,099
 Earnings (losses) from unconsolidated
   entities............................       162,965        (66,661)        286,128         (4,497)
                                          -----------    -----------    ------------    -----------
           Net income..................   $ 2,445,369    $ 1,591,914    $  5,953,714    $ 2,272,602
                                          ===========    ===========    ============    ===========
 Earnings per common share.............   $       .26    $       .19    $        .67    $       .27
                                          ===========    ===========    ============    ===========

         The accompanying notes are an integral part of this statement.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 NINE MONTHS ENDED
                                                                                      MAY 31,
                                                                          -------------------------------
                                                                               1996              1995
                                                                          ---------------     -----------
                                                                                    (UNAUDITED)
Cash flows from operating activities:
  Net income............................................................  $     5,953,714     $ 2,272,602
  Adjustments to reconcile net income to net cash provided by (used in)
    operating activities:
    Depreciation and amortization.......................................        2,546,381       1,599,896
    Provision for deferred income taxes.................................         (386,571)        160,000
    Loss on sale of fixed assets........................................               --          59,292
    (Earnings) loss from unconsolidated entities........................         (286,128)          4,497
Changes in assets and liabilities, net of effects of acquisitions:
  (Increase) decrease in receivables....................................      (21,169,857)     (2,822,847)
  (Increase) decrease in inventories....................................      (14,232,007)     (6,840,306)
  (Increase) decrease in prepaid expenses...............................       (1,072,600)       (243,309)
  (Increase) decrease in other assets...................................          787,993         (51,854)
  Increase (decrease) in accounts payable...............................       12,326,961       9,112,879
  Increase (decrease) in deferred revenue -- prebilled..................        1,270,822       4,315,356
  Increase (decrease) in advanced billings..............................        8,671,591              --
  Increase (decrease) in accrued liabilities............................       (3,778,234)        135,239
                                                                            -------------     -------------
    Net cash provided by (used in) operating activities.................       (9,367,935)      7,701,445
Cash flows from investing activities:
  Investment in unconsolidated entities.................................               --         338,393
  Acquisition of 50% interest of Venezuelan joint venture partner.......               --        (482,243)
  Word acquisition......................................................         (765,473)             --
  APP acquisition.......................................................       (8,671,400)             --
  Purchase of property and equipment....................................      (12,528,077)     (3,926,078)
  Proceeds from sale of property and equipment..........................               --          67,172
  Purchase of marketable securities.....................................               --        (269,351)
  Sale of marketable securities.........................................               --       1,694,070
  Cash transferred to escrow fund.......................................               --         (54,336)
                                                                            -------------     -------------
    Net cash used in investing activities...............................      (21,964,950)     (2,632,373)
Cash flows from financing activities:
  Net increase in outstanding checks in excess of bank balance..........        3,000,840         833,360
  Net proceeds (repayments) on revolving credit agreement...............       23,586,147     (13,894,929)
  Proceeds from issuance of debt........................................       19,885,892      10,185,041
  Repayment of debt and leases..........................................      (12,632,260)     (1,839,435)
  Proceeds from issuance of common stock................................           66,828              --
                                                                            -------------     -------------
         Net cash provided by (used in) financing activities............       33,907,447      (4,715,963)
                                                                            -------------     -------------
Net increase in cash....................................................        2,574,562         353,109
Cash -- beginning of period.............................................          766,319         555,049
                                                                            -------------     -------------
Cash -- end of period...................................................  $     3,340,881     $   908,158
                                                                            =============     =============
Supplemental disclosures:
  Cash payments for:
    Interest............................................................  $     2,411,920     $ 2,290,840
                                                                            =============     =============
    Income Taxes........................................................  $     5,543,976     $        --
                                                                            =============     =============
  Noncash investing and financing activities:
    Investment in unconsolidated entities through reduction in
      receivables.......................................................  $        89,014     $ 1,015,000
                                                                            =============     =============
    Purchase of assets and assumption of liabilities through the
      issuance of common stock..........................................  $    10,126,613     $        --
                                                                            =============     =============
    Purchase of other asset through issuance of debt....................  $     2,104,000     $        --
                                                                            =============     =============

         The accompanying notes are an integral part of this statement.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- UNAUDITED FINANCIAL INFORMATION

     The financial information as of May 31, 1996 and 1995 included herein is unaudited; however, such information reflects, in the opinion of management, all adjustments (consisting solely of normal recurring adjustments) that are necessary to present fairly the results of operations for such periods. Results of operations for the interim period are not necessarily indicative of results of operations that will be realized for the fiscal year ending August 31, 1996.

NOTE 2 -- INVENTORIES

     The major components of inventory consist of the following:

                                                                  MAY 31,       AUGUST 31,
                                                                   1996            1995
                                                                -----------     -----------
                                                                        (UNAUDITED)
    Finished goods............................................  $19,574,674     $ 2,023,748
    Raw materials.............................................   32,226,640      21,596,205
    Work in process...........................................    6,710,449       4,836,440
                                                                -----------     -----------
                                                                $58,511,763     $28,456,393
                                                                ===========     ===========

NOTE 3 -- LONG-TERM DEBT

     In September 1995, the Company obtained industrial development bond financing of $4.0 million. Approximately $2.3 million of the bond proceeds were used to purchase a bending machine for the Laurens, South Carolina facility in November 1995. The remaining $1.7 million is held in short-term marketable securities until used for other capital improvements at such facility. The loan has a ten-year term, is to be repaid based upon the ten-year amortization of the underlying project bonds and is secured by a letter of credit issued under the loan and security agreement with the Company's commercial lenders. The loan has a variable interest rate, with the effective interest rate at June 30, 1996 being 3.8%.

     Concurrent with the APP acquisition (see Note 5), the Company amended its loan and security agreement with its commercial lenders to provide for a revolving line of credit of up to $70 million, depending upon the Company's collateral base (which consists primarily of eligible amounts of receivables and inventory), and up to $10 million in term loans at an interest rate based upon, at the Company's option, either the London Interbank Offering Rate (LIBOR) plus 85 to 200 basis points or prime rate plus 0 to 75 basis points, depending on certain financial ratios. Pursuant to the amended loan and security agreement, the line of credit facility expires on March 31, 1999 and the term loans expire on March 31, 2001. The effective interest rate at June 30, 1996 for the line of credit and the term loans was 6.8%.

     In addition, since February 29, 1996, the Company has obtained an aggregate of $9.9 million in term loans that are secured by equipment from a commercial lender and an insurance company. The loans have terms ranging from five to seven years and variable interest rates based upon LIBOR plus 160 basis points and 30 day commercial paper rates plus 190 basis points. The effective rates at June 30, 1996 ranged from 7.1 to 7.4%.

NOTE 4 -- EARNINGS PER COMMON SHARE

     Earnings per common share is calculated based on the weighted average number of shares outstanding during the periods. The weighted average number of shares outstanding for the quarters ended May 31, 1996 and 1995 were 9,480,047 and 8,552,000, respectively. Outstanding stock options did not materially affect earnings per share at such dates.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

NOTE 5 -- ACQUISITIONS

     On December 15, 1994, the Company acquired the 50% interest of the other participant in the Shaw-Formiconi joint venture located in Venezuela, together with the concurrent acquisition of certain land, buildings and other assets used by the venture. The total amount of the purchase price related to this acquisition, including the selling participant's share of joint venture profits, was approximately $2,900,000. The purchase method was used to account for the acquisition. The $755,675 of excess cost over the estimated fair value of the assets acquired, which is included in other assets, is being amortized over twenty years using the straight-line method. The name of the wholly-owned continuing entity is Manufacturas Shaw South America, C.A.

     On January 16, 1996, the Company's newly-formed, wholly-owned subsidiary, Word Industries Fabricators, Inc. (Word), purchased certain assets and assumed certain liabilities from Word Industries Pipe Fabricating, Inc. (WIPF), TS&M Corporation and T. N. Word and certain of his family members. The total purchase price related to this acquisition was approximately $4,167,000. The acquisition was completed through the issuance of 385,000 shares of the Company's Common Stock valued at $3,402,000 and cash and other consideration of approximately $765,000. The purchase method was used to account for the acquisition. The excess of cost over the estimated fair value of the assets acquired was $222,000, which is included in other assets and is being amortized on a straight-line basis over 20 years. The estimated fair value of assets and liabilities are as follows:

            Property and Equipment...................................  $5,159,000
            Other Assets.............................................     222,000
            Notes Payable............................................    (294,000)
            Accrued Liabilities......................................    (306,000)
            Deferred Income Taxes....................................    (614,000)
                                                                       ----------
              Cost of Acquisition....................................  $4,167,000
                                                                       ==========

     The operating results of Word have been included in the consolidated statements of income from the date of acquisition.

     In addition to the transactions described above, the Company agreed to loan WIPF an aggregate of $1,725,000 pursuant to two separate loan agreements, each dated as of January 15, 1996, one in the amount of $625,000 and the other in the amount of $1,100,000. The $625,000 loan has been funded and is secured by a pledge of 115,000 shares of the Company's Common Stock received by WIPF in connection with the acquisition. The $1,100,000 loan will be secured by (i) a mortgage covering an approximately 6-acre tract of land in Tulsa, Oklahoma and
(ii) a mortgage covering an approximately 12-acre tract of land in Tulsa, Oklahoma. This $1,100,000 loan had not been funded as of May 31, 1996.

                      THE SHAW GROUP INC. AND SUBSIDIARIES

     Effective March 1, 1996, the Company purchased all of the outstanding capital stock of Alloy Piping Products, Inc. (APP), a leading U.S. manufacturer of specialty stainless and carbon steel pipe fittings and other stainless pipe products, and the assets of an APP-related entity, Speedline, a Louisiana partnership (Speedline). The acquisition was completed through the issuance of 541,177 shares of the Company's Common Stock valued at $6,725,000 and cash of $11,265,000. The purchase method was used to account for the acquisitions. The estimated fair value of assets and liabilities are as follows:

            Cash...................................................  $  2,594,000
            Accounts Receivable....................................     6,751,000
            Inventory..............................................    15,823,000
            Other Current Assets...................................       268,000
            Property and Equipment.................................    11,176,000
            Other Assets...........................................       222,000
            Notes Payable..........................................   (10,644,000)
            Accounts Payable and Accrued Liabilities...............    (7,705,000)
            Deferred Income Taxes..................................      (495,000)
                                                                     ------------
                      Cost of Acquisition..........................  $ 17,990,000
                                                                     ============

     The operating results of APP have been included in the consolidated statements of income from the effective date of acquisition.

     In addition, in connection with the Company's acquisition of APP and Speedline, options to acquire an aggregate of 85,000 shares of the Company's Common Stock at an exercise price of $19.50 per share were issued. The options are exercisable in 25% increments on each April 5, 1997, 1998, 1999 and 2000 based upon continued employment of the recipients by the Company.

     The following summarized income statement data reflects the impact that the Shaw-Formiconi, WIPF, TS&M Corporation, T. N. Word, APP and Speedline acquisitions would have had on the Company's results of operations had the transactions taken place on September 1, 1994:

                                                                PROFORMA RESULTS FOR THE
                                                                    NINE MONTHS ENDED
                                                                         MAY 31,
                                                              -----------------------------
                                                                  1996             1995
                                                              ------------     ------------
                                                                       (UNAUDITED)
    Gross revenue...........................................  $195,423,558     $146,532,642
                                                              ============     ============
    Net income..............................................  $  6,187,183     $  3,477,482
                                                              ============     ============
    Earnings per common share...............................  $        .65     $        .37
                                                              ============     ============

NOTE 6 -- INVESTMENT IN UNCONSOLIDATED ENTITIES

     During the nine months ended May 31, 1996, the Company recognized earnings of $286,128 from Shaw-Nass Middle East, W.L.L., the Company's Bahrain joint venture.

     As of May 31, 1996, and August 31, 1995, the Company had outstanding receivables from the unconsolidated entity totaling $1,895,704 and $1,630,862 respectively. These receivables relate primarily to inventory and equipment sold to the entity.

                          NAPTECH, INC. AND SUBSIDIARY

                     UNAUDITED CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                       JUNE 30,        MARCH 29,       MARCH 31,
                                                         1996            1996            1995
CURRENT ASSETS:
  Cash (Note 1).....................................  $     8,624     $   381,755     $     6,324
  Trade accounts receivable -- (less allowance for
     doubtful accounts and allowance for contract
     adjustments of $433,000, $210,865 and $55,000
     for June 30, 1996, March 29, 1996 and March 31,
     1995, respectively) (Note 4)...................    3,951,012       4,702,298       3,221,125
  Costs and estimated earnings in excess of billings
     on uncompleted contracts (Notes 1 and 2).......    1,967,976       3,489,206       3,493,749
  Inventories (Notes 1 and 4).......................      898,056       1,157,500       1,124,767
  Other.............................................      401,321          49,864          49,018
                                                      ------------    ------------    ------------
          Total current assets (Note 1).............    7,226,989       9,780,623       7,894,983
PROPERTY, PLANT, AND EQUIPMENT -- Net (Notes 1, 3,
  and 4)............................................    4,565,216       4,731,922       5,152,376
DEFERRED INCOME TAX ASSET (Notes 1 and 5)...........           --              --          26,591
OTHER ASSETS........................................       62,973         110,804          74,983
                                                      ------------    ------------    ------------
TOTAL...............................................  $11,855,178     $14,623,349     $13,148,933
                                                      ============    ============    ============
                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..................................  $ 3,217,021     $ 5,888,583     $ 2,255,293
  Accrued liabilities (Notes 1 and 4)...............      535,508         585,496         571,581
  Lines of credit (Notes 1 and 4)...................    3,474,037       2,850,000       2,500,000
  Current portion of long-term debt (Notes 1 and
     4).............................................    4,041,522       2,966,409       3,176,827
  Billings in excess of costs and estimated earnings
     on uncompleted contracts (Notes 1 and 2).......      399,760         729,970         436,656
  Deferred income tax liability (Notes 1 and 5).....           --              --          26,591
                                                      ------------    ------------    ------------
          Total current liabilities (Note 1)........   11,667,848      13,020,458       8,966,948
LONG-TERM DEBT (Notes 1 and 4)......................      200,683         221,403         284,255
                                                      ------------    ------------    ------------
          Total liabilities.........................   11,868,531      13,241,861       9,251,203
                                                      ------------    ------------    ------------
COMMITMENTS AND CONTINGENCIES (Notes 1, 4, and 6)
STOCKHOLDERS' EQUITY:
  Common stock -- $.01 par value; 10,000,000 shares
     authorized; 5,124,058, 5,124,058 and 4,774,058
     shares issued and outstanding for June 30,
     1996, March 29, 1996, and March 31, 1995,
     respectively (Notes 1, 4, and 7)...............       51,241          51,241          47,741
  Additional paid-in capital........................    4,713,542       4,713,542       4,147,042
  Accumulated deficit (Notes 1 and 4)...............   (4,778,136)     (3,383,295)       (297,053)
                                                      ------------    ------------    ------------
          Total stockholders' equity
            (deficit) -- net........................      (13,353)      1,381,488       3,897,730
                                                      ------------    ------------    ------------
TOTAL...............................................  $11,855,178     $14,623,349     $13,148,933
                                                      ============    ============    ============

                See notes to consolidated financial statements.

                          NAPTECH, INC. AND SUBSIDIARY

                UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                      THREE MONTHS            YEAR ENDED
                                                         ENDED        ---------------------------
                                                       JUNE 30,        MARCH 29,       MARCH 31,
                                                         1996            1996            1995
NET SALES (Note 1)..................................  $ 6,299,024     $24,853,722     $21,657,126
DIRECT COST OF SALES................................    5,141,174      19,618,638      13,441,753
                                                      -----------     -----------     -----------
DIRECT MARGIN.......................................    1,157,850       5,235,084       8,215,373
INDIRECT COST OF SALES..............................    1,961,591       6,326,574       7,024,564
                                                      -----------     -----------     -----------
GROSS MARGIN........................................     (803,741)     (1,091,490)      1,190,809
                                                      -----------     -----------     -----------
OPERATING EXPENSES:
  Selling expense...................................       87,060         523,879         701,547
  General and administrative expense (Note 6).......      348,610         849,091         735,774
                                                      -----------     -----------     -----------
          Total operating expenses..................      435,670       1,372,970       1,437,321
                                                      -----------     -----------     -----------
OPERATING LOSS......................................   (1,239,411)     (2,464,460)       (246,512)
                                                      -----------     -----------     -----------
OTHER INCOME (EXPENSE):
  Other income......................................           --          51,058           8,696
  Interest expense..................................     (155,430)       (672,840)       (476,486)
                                                      -----------     -----------     -----------
          Total other (expense) -- net..............     (155,430)       (621,782)       (467,790)
                                                      -----------     -----------     -----------
LOSS BEFORE EXTRAORDINARY GAIN......................   (1,394,841)     (3,086,242)       (714,302)
EXTRAORDINARY GAIN (Note 4).........................           --                         490,625
                                                      -----------     -----------     -----------
NET LOSS (Note 1)...................................  $(1,394,841)    $(3,086,242)    $  (223,677)
                                                      ===========     ===========     ===========

                See notes to consolidated financial statements.

                          NAPTECH, INC. AND SUBSIDIARY

           UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                       COMMON STOCK         ADDITIONAL
                                   ---------------------     PAID-IN      ACCUMULATED
                                     SHARES      AMOUNT      CAPITAL        DEFICIT         TOTAL
BALANCE, APRIL 1, 1994...........   3,300,000    $33,000    $1,462,500    $(1,381,375)   $   114,125
  Issuance of common stock
     (Note 1)....................   1,474,058     14,741     2,684,542             --      2,699,283
  Redeemable preferred stock
     cancellation (Note 4).......          --         --            --      1,062,690      1,062,690
  Cumulative redeemable preferred
     stock dividend cancellation
     (Note 4)....................          --         --            --        245,309        245,309
  Net loss.......................          --         --            --       (223,677)      (223,677)
                                    ---------    -------    ----------    -----------    -----------
BALANCE, MARCH 31, 1995..........   4,774,058     47,741     4,147,042       (297,053)     3,897,730
  Issuance of common stock
     (Note 1)....................     350,000      3,500       566,500             --        570,000
  Net loss.......................                                          (3,086,242)    (3,086,242)
                                    ---------    -------    ----------    -----------    -----------
BALANCE, MARCH 29, 1996..........   5,124,058    $51,241    $4,713,542    $(3,383,295)   $ 1,381,488
  Net loss.......................          --         --            --     (1,394,841)    (1,394,841)
                                    ---------    -------    ----------    -----------    -----------
BALANCE, JUNE 30, 1996...........   5,124,058    $51,241    $4,713,542    $(4,778,136)   $   (13,353)
                                    =========    =======    ==========    ===========    ===========

                See notes to consolidated financial statements.

                          NAPTECH, INC. AND SUBSIDIARY

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                       JUNE 30,        MARCH 29        MARCH 31,
                                                         1996            1996            1995
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..........................................  $(1,394,841)    $(3,086,242)    $  (223,677)
  Adjustments to reconcile net loss to net cash
     provided by (used in) operating activities:
     Depreciation and amortization..................      191,517         728,723         684,377
     Provision for bad debts and contract
       adjustments..................................      222,135         169,815         133,152
     Extraordinary gain.............................           --                        (490,625)
     Changes in operating assets and liabilities:
       Trade accounts receivable....................      529,151      (1,650,988)       (455,858)
       Costs and estimated earnings in excess of
          billings on uncompleted contracts.........    1,521,230           4,543      (1,288,333)
       Inventories..................................      259,444         (32,733)       (242,665)
       Other current assets.........................     (303,625)           (846)         (9,095)
       Accounts payable.............................   (2,671,562)      3,633,290         (45,240)
       Accrued liabilities..........................      (49,988)         13,915          64,084
       Billings in excess of costs and estimated
          earnings on uncompleted contracts.........     (330,209)        293,314         154,881
                                                      -----------     -----------     -----------
          Net cash provided by (used in) operating
            activities..............................   (2,026,748)         72,791      (1,718,999)
                                                      -----------     -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant, and equipment.......      (24,813)       (308,269)     (1,218,870)
  Purchases of other assets.........................           --         (35,821)         (7,586)
                                                      -----------     -----------     -----------
          Net cash used in investing activities.....      (24,813)       (344,090)     (1,226,456)
                                                      -----------     -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt..........    1,075,000          59,640       3,578,694
  Principal payments on long-term debt..............      (20,607)       (332,910)     (3,483,697)
  Proceeds from lines of credit borrowings..........      624,037         350,000       1,396,056
  Proceeds from issuance of common stock............           --         570,000       1,330,883
                                                      -----------     -----------     -----------
          Net cash provided by financing
            activities..............................    1,678,430         646,730       2,821,936
                                                      -----------     -----------     -----------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.......................................     (373,131)        375,431        (123,519)
CASH AND CASH EQUIVALENTS, Beginning of period......      381,755           6,324         129,843
                                                      -----------     -----------     -----------
CASH AND CASH EQUIVALENTS, End of period............  $     8,624     $   381,755     $     6,324
                                                      ===========     ===========     ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the year for interest............  $   155,430     $   501,886     $   464,359
                                                      ===========     ===========     ===========

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

     In connection with the cancellation of the note payable to Vinson (see Note
4) during the year ended March 31, 1995, the Company wrote-off the book value of the related redeemable preferred stock and cumulative redeemable preferred stock dividends of $1,062,690 and $245,309, respectively, as a credit to the Company's accumulated deficit.

     During the years ended March 29, 1996 and March 31, 1995, several notes payable to individuals were converted into common stock for approximately $35,000 and $460,000, respectively.

     During the year ended March 31, 1995, the Company issued 310,000 shares of its common stock in exchange for a contract payable of $908,399 (see Note 1).

     During the years ended March 29, 1996 and March 31, 1995, the Company acquired equipment in the amount of approximately $15,300 and $18,600, respectively, by entering into capital leases.

                See notes to consolidated financial statements.

                          NAPTECH, INC. AND SUBSIDIARY

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of Business -- NAPTech, Inc. (the Company) was incorporated on January 10, 1992 and is engaged in the business of forming, fabricating, and welding steel and alloy piping, building piping sub-assemblies, and fabricating engineered skids and modules for customers throughout the world. The Company also bends pipe and structural steel utilizing induction bending technology. NAPTech Pressure Systems Corp. (NPSC), a wholly-owned subsidiary of the Company, is engaged in the business of manufacturing seamless steel pressure vessels.

     In March 1995, the Financial Accounting Standards Board (the FASB) issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (the Statement). The Statement establishes accounting standards for long-lived assets, certain identifiable intangibles, and goodwill and applies to all entities. The Statement is required to be applied for fiscal years beginning after December 15, 1995, although earlier adoption is allowed. In the year adopted, the Statement requires that impairment losses resulting from application shall be reported in the period in which the recognition criteria are first applied and met. The Company will apply the Statement effective March 30, 1996; however, management has not determined the impact the Statements application will have on the Company's financial statements.

     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (the Second Statement). The Second Statement establishes accounting standards for establishment of a fair value based method of accounting for stock-based compensation plans. The Second Statement is required to be applied for fiscal years beginning after December 15, 1995, although earlier adoption is allowed. The Company will apply the Second Statement effective March 30, 1996; however, management has not determined the impact the Second Statements application will have on the Company's financial statements.

     The accounting policies of the Company conform to generally accepted accounting principles. The following is a summary of the more significant of such policies.

     Basis of Presentation -- The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements, the Company incurred a net loss during the periods ended March 29, 1996 and March 31, 1995 of $3,086,242 and $223,677, respectively. The Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, and ultimately to attain successful operations. Subsequent to March 29, 1996, the Company renegotiated its line of credit and note payable to a bank (see Note 4) which allowed the Company to reduce the loan payments required to be made during 1997. Management is of the opinion that a subsequent infusion of working capital and this renegotiation of its long-term debt commitments, along with management's plans to improve operations and reduce costs as well as to generate additional cash during 1997 will enable the Company to continue as a going concern (see Note 9).

     NAPTech's interim financial statements as of June 30, 1996 include all adjustments which, in the opinion of management, are necessary in order to make a fair presentation of such financial statements. All such adjustments are of a normal recurring nature. Operating results for the three months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the entire year ending March 31, 1997.

     Principles of Consolidation -- The consolidated financial statements include the accounts of the Company and NPSC. All material intercompany accounts and transactions have been eliminated in consolidation.

     Use of Estimates in Preparing Financial Statements -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and

                          NAPTECH, INC. AND SUBSIDIARY
assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Purchase of Assets -- On February 10, 1992, the Company purchased certain assets and assumed certain liabilities from Vinson Supply Company (Vinson). The Company acquired assets of approximately $5,442,000 and assumed liabilities of approximately $383,000 in exchange for redeemable preferred stock of $1,062,690, a note payable of $3,800,000, and $200,000 cash. The 106,269 shares of redeemable preferred stock ($.01 par value) were recorded at its mandatory redemption price of $10.00 per share. The liquidating preference of the stock is $10.00 per share plus accrued dividends. The stock had an annual dividend requirement of $1.00 per share. The acquisition has been accounted for by the purchase method of accounting. Accordingly, the purchase price has been allocated to assets acquired and liabilities assumed based on their fair market value on the date of acquisition.

     On June 13, 1994, the Company entered into an agreement with Vinson to cancel the aforementioned note payable, redeemable preferred stock, and cumulative redeemable preferred stock dividends (see Note 4).

     Purchase of Assets -- On January 20, 1994, NPSC acquired assets of approximately $1,222,000 and assumed liabilities of approximately $147,000 from Pressure Products International, Inc. (PPI) in exchange for cash of approximately $143,000 and a contract payable. The Company also granted PPI an option to purchase 100,000 shares of the Company's common stock at $1.00 per share. This acquisition has been accounted for as a purchase.

     During fiscal 1995, the Company issued 310,000 shares of its common stock in exchange for the contract payable, and PPI has exercised the option to purchase 100,000 shares of common stock for $1.00 per share.

     Fiscal Year -- The Company uses a 52-53 week fiscal year which ends on the Friday nearest to March 31, which was March 29 in 1996 and March 31 in 1995.

     Long-term Contracts -- Revenues from long-term contracts are recorded on the basis of the Company's estimates of the percentage of completion of individual contracts. That portion of the total contract price is accrued to income that is in proportion to the Company's estimates of the percentage of completion based on incurred labor costs to date in relation to estimated total labor costs. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is accrued.

     Inventories -- Inventories are stated at the lower of cost (determined on the first-in, first-out basis), or market.

     Property, Plant, and Equipment -- Property, plant, and equipment are stated at cost. Assets held under capital leases are included with property owned (see
Note 3). Depreciation and amortization are computed using the straight-line method over the shorter of the estimated lives of the related assets or the related lease terms as follows:

    Machinery................................................................   5-10 years
    Computer and office equipment............................................    3-5 years
    Other....................................................................    3-5 years

     Income Taxes -- The Company utilizes an asset and liability approach for financial accounting and reporting for income taxes.

     Statements of Cash Flows -- The Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

     Reclassifications -- Certain reclassifications to the 1995 amounts have been made to conform to the 1996 classifications.

                          NAPTECH, INC. AND SUBSIDIARY

2. CONTRACTS IN PROCESS

     The following relates to contracts in process for the years ended March 29, 1996 and March 31, 1995:

                                                                   1996            1995
    Expenditures on uncompleted contracts.....................  $15,522,462     $ 8,800,524
    Estimated earnings thereon................................    3,111,577       5,599,998
                                                                -----------     -----------
    Total.....................................................   18,634,039      14,400,522
    Less applicable billings..................................   15,874,803      11,343,429
                                                                -----------     -----------
    Net.......................................................  $ 2,759,236     $ 3,057,093
                                                                ===========     ===========

     These amounts are included in the accompanying balance sheets under the following captions for the years ended March 29, 1996 and March 31, 1995:

                                                                     1996           1995
    Costs and estimated earnings in excess of billings on
      uncompleted contracts.....................................  $3,489,206     $3,493,749
    Billings in excess of costs and estimated earnings on
      uncompleted contracts.....................................    (729,970)      (436,656)
                                                                  ----------     ----------
    Net.........................................................  $2,759,236     $3,057,093
                                                                  ==========     ==========

3. PROPERTY, PLANT, AND EQUIPMENT

     Property, plant, and equipment consists of the following as of March 29, 1996 and March 31, 1995:

                                                                   1996            1995
    Machinery.................................................  $ 6,702,302     $ 6,439,132
    Computer and office equipment.............................      347,533         307,707
    Other.....................................................      149,970         144,697
                                                                -----------     -----------
    Total.....................................................    7,199,805       6,891,536
    Accumulated depreciation and amortization.................   (2,467,883)     (1,739,160)
                                                                -----------     -----------
    Property, plant, and equipment -- net.....................  $ 4,731,922     $ 5,152,376
                                                                ===========     ===========

     Certain computer and office equipment items are recorded under capital leases (see Note 4). As of March 29, 1996 and March 31, 1995, the cost of such equipment was approximately $102,000 and $111,000, respectively, and the related accumulated amortization was approximately $28,900 and $37,500, respectively.

4. LINES OF CREDIT AND LONG-TERM DEBT

     Line of Credit and Long-Term Debt Refinancing -- As of March 29, 1996 and June 30, 1996, the Company was in violation of certain debt covenants on its line of credit and note payable to a bank. On May 10, 1996, the Company renegotiated terms and conditions for a new $3,400,000 line of credit and a $3,037,500 note payable to a bank (collectively, the Refinanced Debt) which eliminated the violations as of March 29, 1996. The Refinanced Debt contains certain covenants which include maintaining minimum tangible net worth and an established debt service ratio, and covenants which prohibit quarterly losses, payments of dividends, acquisitions of treasury stock, accelerated long-term debt payments, mergers or acquisitions, and a covenant which restricts capital expenditures. On June 30, 1996 and through October 18, 1996, the Company was in violation of certain loan covenants of the Refinanced Debt. Therefore, in October 1996 the Company requested and obtained a forbearance of all existing covenant violations through November 15, 1996. Due to the uncertainty of obtaining forbearance of existing covenant violations

                          NAPTECH, INC. AND SUBSIDIARY
subsequent to November 15, 1996, the Company has shown the March 29, 1996 and June 30, 1996 line of credit and note payable to a bank as short-term debt.

     Lines of Credit -- As of March 29, 1996, the Company had a line of credit with a bank for $2,850,000 (which was increased by $550,000 as of May 10, 1996). The line of credit is collateralized by accounts receivable, inventory, and equipment and accrues interest at 2% above the bank's prime (8.25% at March 29, 1996) and expires July 31, 1997. As of March 31, 1995, the Company had a line of credit with a bank for $2,500,000. The line of credit was collateralized by accounts receivable, inventory, and equipment and accrued interest at 1.6% above the bank's prime. As of March 29, 1996 and March 31, 1995, the Company owed $2,850,000 and $2,500,000, respectively, under these lines of credit.

     Long-Term Debt -- Long-term debt consists of the following as of March 29, 1996 and March 31, 1995:

                                                                     1996           1995
    Note payable to a bank, interest at 9.36%, payable in
      monthly installments of $39,559 through May 10, 2001,
      collateralized by accounts receivable and equipment.......  $2,853,078     $2,917,182
    Notes payable to individuals not related to the Company,
      interest at 8.5% payable monthly, principal due July 26,
      1996, uncollateralized; convertible into common stock of
      the Company at $2.00 per share at the lender's option or
      upon notice of prepayment by the Company..................      36,000         45,000
    Note payable to a leasing company, interest at 8.59%,
      payable in monthly installments of $7,606 through
      September 1999, collateralized by equipment...............     275,094        339,708
    Note payable to a vendor of NPSC to purchase equipment,
      interest at 6%, payable in full on July 31, 1995,
      uncollateralized..........................................          --         10,000
    Note payable to an individual who is related to the Company,
      interest at 10%, payable on demand, uncollateralized......          --        100,000
    Obligations under capital leases, interest at 13.88%,
      payable monthly through January 1999......................      23,640         49,192
                                                                  ----------     ----------
    Total.......................................................   3,187,812      3,461,082
    Less current portion........................................   2,966,409      3,176,827
                                                                  ----------     ----------
    Long-term portion...........................................  $  221,403     $  284,255
                                                                  ==========     ==========

     The Company entered into an agreement with Vinson dated June 13, 1994 in which the Company agreed to pay Vinson $3,000,000 plus $55,000 for accounts payable to Vinson, and Vinson agreed to cancel the note payable to Vinson of approximately $3,539,000, cancel the 106,269 shares of redeemable preferred stock, and cancel the preferred stock dividend liability (see Note 1). The Company entered into a note payable to a bank in order to fund this settlement with Vinson.

     Based upon the consummation of the aforementioned agreement, in 1995 the Company recognized an extraordinary gain of $490,625 for the early retirement of debt and wrote-off the book value relating to the redeemable preferred stock and redeemable cumulative preferred stock dividend of $1,062,690 and $245,309, respectively, as a credit to the Company's accumulated deficit.

     Since the interest rates of the Company's line of credit and long-term notes payable approximate the current market rates for comparable financial instruments, the carrying amounts are considered reasonable estimates of fair value.

                          NAPTECH, INC. AND SUBSIDIARY

5. INCOME TAXES

          Deferred tax assets and liabilities as of March 29, 1996 and March 31, 1995 consist of the following temporary differences and carryforward items:

                                                         1996                        1995
                                               -------------------------     --------------------
                                                CURRENT       LONG-TERM      CURRENT    LONG-TERM
DEFERRED INCOME TAX ASSETS:
  Inventory adjustments......................  $ 225,458              --           --          --
  Allowance for contract adjustments.........     38,346              --           --          --
  Allowance for doubtful accounts............     24,245              --     $  1,865          --
  Accrued vacation...........................     12,719              --       29,492          --
  Contracts..................................     36,014              --           --          --
  Charitable contributions...................      1,886              --        4,616          --
  Net operating loss carryforward............         --     $ 1,916,856           --   $ 796,382
                                               ---------     -----------     ---------  ---------
          Total..............................    338,668       1,916,856       35,973     796,382
                                               ---------     -----------     ---------  ---------
DEFERRED INCOME TAX
  LIABILITIES:
  Depreciation and amortization..............         --        (465,553)          --    (243,950)
  Contracts..................................         --              --      (62,564)         --
                                               ---------     -----------     ---------  ---------
          Total..............................         --        (465,553)     (62,564)   (243,950)
                                               ---------     -----------     ---------  ---------
Net deferred tax asset (liability) before
  valuation allowance........................    338,668       1,451,303      (26,591)    552,432
Valuation allowance..........................   (338,668)     (1,451,303)          --    (525,841)
                                               ---------     -----------     ---------  ---------
Net deferred taxes after valuation
  allowance..................................         --              --     $(26,591)  $  26,591
                                               =========     ===========     =========  =========

     As of March 29, 1996 and March 31, 1995, for Federal income tax return purposes, the Company had approximately $4,913,000 and $2,039,000 of net operating loss carryforwards available to offset taxable income of future years. The carryforwards expire beginning in 2008 through 2010.

6. EMPLOYEE BENEFIT PLANS

     The Company has a qualified, contributory 401(k) savings plan covering all employees who belong to the Certified Metal Trades Journeymen collective bargaining unit. The Company is required to make a contribution of 3% of participants' compensation on an annual basis. The Company made a contribution to the plan of approximately $23,900 and $9,000 for the years ended March 29, 1996 and March 31, 1995, respectively.

     The Company has a separate qualified, contributory 401(k) savings plan covering all non-union employees. The Company may, at its discretion, make a matching contribution in an amount determinable by the board of directors. The Company made a contribution to the plan of approximately $6,600 for the year ended March 29, 1996 and did not make a contribution to the plan for the year ended March 31, 1995.

7. STOCK OPTIONS

     The Company has issued non-qualified stock options to various individuals to acquire common stock of the Company at prices ranging from $.01 to $2.00 per share. Options to acquire 477,500 were unexpired as of March 29, 1996 and March 31, 1995.

                          NAPTECH, INC. AND SUBSIDIARY

8. RELATED PARTY TRANSACTIONS

     The Company leases a building on a month-to-month basis from an entity owned by certain of its officers and directors. Lease payments for the years ended March 29, 1996 and March 31, 1995 to the related entity were approximately $419,700 and $301,000, respectively.

     On March 28, 1996, two senior officers of the Company formed a separate limited liability company (LLC). Subsequent to March 29, 1996, the LLC was awarded a substantial contract with amendments totaling approximately $32,400,000 to provide rubber lined piping spools to a customer of NAPTech. The LLC intends to subcontract with the Company to provide all labor, overhead, contract accounting, and management services.

9. SUBSEQUENT EVENTS

     On August 5, 1996, the Company signed a Plan and Agreement of Merger (the Agreement) to sell the Company in a stock-for-stock transaction. The purchaser intends to issue shares of its common stock. In conjunction with the merger of the Company, the owners of the LLC, referred to in Note 8, have agreed to transfer their membership interests to the Company.

     Subsequent to March 29, 1996, the Company received working capital infusions of $1,045,000 which was recorded as 120-day notes payable.

             ------------------------------------------------------
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  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR A SOLICITATION OF AN OFFER TO BUY THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    3
Incorporation of Certain Documents by
  Reference...........................    3
Prospectus Summary....................    4
Risk Factors..........................    8
Price Range of Common Stock and
  Dividend Policy.....................   11
Use of Proceeds.......................   12
Capitalization........................   12
Pro Forma Condensed Consolidated
  Financial Statements................   13
Selected Consolidated Financial
  Data................................   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   19
Business..............................   25
Management............................   34
Principal and Selling Shareholders....   36
Description of Capital Stock..........   37
Underwriting..........................   42
Legal Matters.........................   43
Experts...............................   43
Index to Consolidated Financial
  Statements..........................  F-1

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                                2,494,118 SHARES

                              THE SHAW GROUP INC.

                                  COMMON STOCK

                                     [LOGO]
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                                   PROSPECTUS

                                            , 1996

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                               SMITH BARNEY INC.
                           JEFFERIES & COMPANY, INC.
                         HOAK BREEDLOVE WESNESKI & CO.

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                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with this Offering are:

    Securities and Exchange Commission Registration Fee.......................  $ 26,889
    NASD Filing Fee...........................................................     9,374
    NYSE Listing Fee..........................................................         *
    Legal Fees and Expenses...................................................         *
    Accounting Fees and Expenses..............................................         *
    Blue Sky Fees and Expenses (including legal fees).........................         *
    Printing Expenses.........................................................         *
    Transfer Agent and Registrar Fees.........................................         *
    Miscellaneous.............................................................         *
                                                                                ----------
              TOTAL...........................................................  $600,000
                                                                                ==========

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* To be completed by amendment

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 83 of the Louisiana Business Corporation Law (the "LBCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another business, foreign or nonprofit corporation, partnership, joint venture, or other enterprise. The indemnity may include expenses, including attorney fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 83 of the LBCL further provides that a Louisiana corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions except that no indemnification is permitted without judicial approval if the director or officer shall have been adjudged to be liable for willful or intentional misconduct in the performance of his duty to the corporation. Where an officer or director is successful on the merits or otherwise in any defense of any action referred to above or any claim therein, the corporation must indemnify him against such expenses that such officer or director actually incurred. Section 83 of the LBCL permits a corporation to pay expenses incurred by the officer or director in defending an action, suit or proceeding in advance of the final disposition thereof if approved by the board of directors.

     Pursuant to Section 83 of the LBCL, the Company has adopted provisions in its Restated Articles of Incorporation which require the Company to indemnify its directors and officers to the fullest extent permitted by the LBCL.

     The Company has entered into indemnification agreements with its directors and certain of its officers which provide that the Company will, if certain conditions are met and the director or officer acted in accordance with the applicable standards and subject to certain procedures and exceptions, indemnify such persons for claims, judgments and related expenses resulting from their service on behalf of the Company and its affiliated entities in any pending, threatened or completed action, suit or proceeding, whether civil, administrative or criminal, except where (i) the Company is prohibited by law from providing such indemnification; (ii) payment of the indemnification amounts has been made under an insurance policy; (ii) payment of the indemnification amounts has been made under an insurance policy; or (iii) the director or officer gained a personal profit to which he or she was not legally entitled including profits arising from the violation of certain securities laws.

ITEM 16. EXHIBITS.

         +1.1        -- Form of Underwriting Agreement.
         +2.1        -- Plan and Agreement of Merger dated as of August 5, 1996, among the shareholders of NAPTech, Inc., NAPTech, Inc., The Shaw Group Inc. and
                        SAON, Inc.
          4.1        -- Form of Common Stock Certificate (incorporated by reference to the
                        Company's Registration Statement on Form S-1 filed October 22, 1993, as amended (Registration No. 33-70722)).
         +5.1        -- Opinion of Fulbright & Jaworski L.L.P.
        +23.1        -- Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1).
        *23.2        -- Consent of Arthur Andersen LLP.
        *23.3        -- Consent of Hannis T. Bourgeois & Co., L.L.P.
        *23.4        -- Consent of Deloitte & Touche LLP.
        *23.5        -- Consent of Roberts, Cherry & Company.
        *24.1        -- Powers of Attorney from certain members of the Board of Directors of the Company (contained on page II-4).

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* Filed herewith.

+ To be filed by amendment.

     As permitted by Item 601(b)(4)(iii)(A) of Regulation S-K, the Registrant has not filed with this Registration Statement certain instruments defining the rights of holders of long-term debt of the Registrant and its subsidiaries because the total amount of securities authorized under any of such instruments does not exceed 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant agrees to furnish a copy of any such agreement to the Commission upon request.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Securities Act or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baton Rouge, State of Louisiana, on October 23, 1996.

                                            THE SHAW GROUP INC.

                                            By: /s/  J.M. BERNHARD, JR.
                                               --------------------------------
                                                     J.M. Bernhard, Jr.
                                                 President, Chief Executive
                                                    Officer and Director
                                               (Principal Executive Officer)

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints J. M. Bernhard, Jr. and Bret M. Talbot, or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign (i) any and all amendments (including post-effective amendments) to this Registration Statement, and (ii) any additional registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) of the Securities Act of 1933 and to file the same and all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting said attorney-in-fact and agent, and any of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                TITLE                     DATE
---------------------------------------------   ----------------------------   -----------------

        /s/  J. M. BERNHARD, JR.                President, Chief Executive     October 23, 1996
---------------------------------------------     Officer and Director
             J. M. Bernhard, Jr.                  (Principal Executive
                                                  Officer)

          /s/  BRET M. TALBOT                   Vice President, Chief          October 23, 1996
---------------------------------------------     Financial Officer,
               Bret M. Talbot                     Treasurer and Director
                                                  (Principal Financial and
                                                  Accounting Officer)

        /s/  GEORGE R. SHEPHERD                 Vice President, Chief          October 23, 1996
---------------------------------------------     Operating Officer and
             George R. Shepherd                   Director


        /s/  R. DALE BROWN, SR.                 Chairman of Alloy Piping       October 23, 1996
---------------------------------------------     Products, Inc. and
             R. Dale Brown, Sr.                   Director

                  SIGNATURE                                TITLE                     DATE
---------------------------------------------   ----------------------------   -----------------

           /s/  FRANK FRONEK                    President of Fronek Company    October 23, 1996
---------------------------------------------     Inc. and F.C.I. Pipe
                Frank Fronek                      Support Sales and Director

          /s/  L. LANE GRIGSBY                  Director                       October 23, 1996
---------------------------------------------
               L. Lane Grigsby

          /s/  DAVID W. HOYLE                   Director                       October 23, 1996
---------------------------------------------
               David W. Hoyle

         /s/  ALBERT McALISTER                  Director                       October 23, 1996
---------------------------------------------
              Albert McAlister

       /s/  JOHN W. SINDERS, JR.                Director                       October 23, 1996
---------------------------------------------
            John W. Sinders, Jr.